IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Financial Statements as of December 31, 2020 and for the six and three-month periods ended as of that date, presented comparatively

Legal information

Denomination: IRSA Inversiones y Representaciones Sociedad Anónima.

Fiscal year N°: 78, beginning on July 1st, 2020.

Legal address: 261 Carlos Della Paolera St., 9th floor, Autonomous City of Buenos Aires, Argentina. (In process).

Company activity: Real estate investment and development.

Date of registration of the by-laws in the Public Registry of Commerce: June 23, 1943.

Date of registration of last amendment of the by-laws in the Public Registry of Commerce: General Ordinary and Extraordinary Shareholders’ Meeting held on December 12, 2019 and registered in the Superintendence on October 13,2020 with the number 9896, Book 1200 Volume – of Joint Stock Companies.

Expiration of the Company’s by-laws: April 5, 2043.

Registration number with the Superintendence: 213,036.

Capital: 578,676,460 shares.

Common Stock subscribed, issued and paid up nominal value (in millions of ARS): 579.

Parent Company: Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
(Cresud S.A.C.I.F. y A.).

Legal Address: 261 Carlos Della Paolera St., 9th floor, Autonomous City of Buenos Aires, Argentina. (In process).

Main activity: Real estate, agricultural, commercial and financial activities.

Direct and indirect interest of the Parent Company on the capital stock: 359,102,219 common shares.

Percentage of votes of the Parent Company (direct and indirect interest) on the shareholders’ equity: 62.29% (1).

	CAPITAL STATUS
Type of stock	Shares authorized for Public Offering (2)	Subscribed, issued and paid up nominal value (in millions of Pesos)
Common stock with a face value of ARS 1 per share and entitled to 1 vote each	578,676,460	579

(1) For computation purposes, treasury shares have been subtracted.
(2) Company not included in the Optional Statutory System of Public Offer of Compulsory Acquisition.

Glossary

The following are not technical definitions, but help the reader to understand certain terms used in the wording of the notes to the Group´s Financial Statements.

Terms	Definitions
BACS	Banco de Crédito y Securitización S.A.
BCRA	Central Bank of the Argentine Republic
BHSA	Banco Hipotecario S.A.
Cellcom	Cellcom Israel Ltd.
Clal	Clal Holdings Insurance Enterprises Ltd.
CNV	Securities Exchange Commission
CODM	Chief operating decision maker
CPF	Collective Promotion Funds
Condor	Condor Hospitality Trust Inc.
Cresud	Cresud S.A.C.I.F. y A.
DIC	Discount Investment Corporation Ltd.
Eclsa	E-Comerce Latina S.A.
Efanur	Efanur S.A.
Financial Statements	Unaudited Condensed Interim Consolidated Financial Statements
Annual Financial Statements	Consolidated Financial Statements as of June 30, 2019
HASAU	Hoteles Argentinos S.A.U.
IAS	International Accounting Standards
IASB	International Accounting Standards Board
IDBD	IDB Development Corporation Ltd.
IFISA	Inversiones Financieras del Sur S.A.
IFRS	International Financial Reporting Standards
IRSA, The Company”, “Us”, “We”	IRSA Inversiones y Representaciones Sociedad Anónima
IRSA CP	IRSA Propiedades Comerciales S.A.
LRSA Mehadrin	La Rural S.A. Mehadrin Ltd.
Metropolitan	Metropolitan 885 Third Avenue Leasehold LLC
MPIT	Minimum presumed income tax
NCN	Non-convertible notes
New Lipstick	New Lipstick LLC
NFSA	Nuevas Fronteras S.A.
NIS	New Israeli Shekel
PBC	Property & Building Corporation Ltd.
Quality	Quality Invest S.A.
Shufersal	Shufersal Ltd.
Tarshop	Tarshop S.A.
TGLT	TGLT S.A.
Tyrus	Tyrus S.A.

IRSA Inversiones y Representaciones Sociedad Anónima
Unaudited Condensed Interim Consolidated Statements of Financial Position
as of December 31, 2020 and June 30, 2020
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	12.31.2020	06.30.2020
ASSETS
Non-current assets
Investment properties	8	164,276	272,713
Property, plant and equipment	9	3,330	45,219
Trading properties	10, 22	1,476	5,820
Intangible assets	11	1,315	33,299
Right-of-use assets	12	680	23,801
Investments in associates and joint ventures	7	13,580	89,161
Deferred income tax assets	19	214	759
Income tax and MPIT credit		25	30
Restricted assets	13	-	2,242
Trade and other receivables	14	2,242	27,719
Investments in financial assets	13	772	4,210
Derivative financial instruments	13	-	170
Total non-current assets		187,910	505,143
Current assets
Trading properties	10, 22	52	2,776
Inventories	22	69	5,613
Restricted assets	13	-	7,441
Income tax and MPIT credit		146	368
Group of assets held for sale	28	-	49,951
Trade and other receivables	14	7,609	44,516
Investments in financial assets	13	2,732	23,291
Financial assets held for sale	13	-	4,047
Derivative financial instruments	13	6	253
Cash and cash equivalents	13	1,605	108,294
Total current assets		12,219	246,550
TOTAL ASSETS		200,129	751,693
SHAREHOLDERS’ EQUITY
Shareholders' equity attributable to equity holders of the parent (according to corresponding statement)		70,107	68,466
Non-controlling interest		22,174	78,535
TOTAL SHAREHOLDERS’ EQUITY		92,281	147,001
LIABILITIES
Non-current liabilities
Borrowings	17	40,942	356,932
Lease liabilities		725	16,031
Deferred income tax liabilities	19	42,177	52,778
Trade and other payables	16	1,440	2,600
Provisions	18	120	3,671
Employee benefits		-	536
Derivative financial instruments	18	22	66
Salaries and social security liabilities		31	234
Total non-current liabilities		85,457	432,848
Current liabilities
Trade and other payables	16	7,206	35,562
Borrowings	17	14,531	93,891
Lease liabilities		59	5,835
Provisions	18	135	2,924
Group of liabilities held for sale	28	-	26,621
Salaries and social security liabilities		376	4,920
Income tax and MPIT liabilities		6	749
Derivative financial instruments	13	78	1,342
Total current liabilities		22,391	171,844
TOTAL LIABILITIES		107,848	604,692
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		200,129	751,693

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Date	By:	/s/ Saúl Zang
Name Saúl Zang
Title Vicepresident I

IRSA Inversiones y Representaciones Sociedad Anónima
Unaudited Condensed Interim Consolidated Statements of Income and Other Comprehensive Income
for the six and three-month periods ended December 31, 2020 and 2019
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

		Six month		Three month
	Note	12.31.2020	12.31.2019	12.31.2020	12.31.2019
Revenues	20	4,951	10,916	3,160	5,921
Costs	21, 22	(2,629)	(4,006)	(1,408)	(2,133)
Gross profit		2,322	6,910	1,752	3,788
Net gain / (loss) from fair value adjustment of investment properties	8	9,266	5,293	(17,552)	(8,455)
General and administrative expenses	21	(1,515)	(1,590)	(798)	(854)
Selling expenses	21	(787)	(758)	(286)	(430)
Other operating results, net	23	(109)	(1)	(89)	61
Profit / (loss) from operations		9,177	9,854	(16,973)	(5,890)
Share of loss of associates and joint ventures	7	(453)	(1,513)	(617)	(2,333)
Income / (loss) before financial results and income tax		8,724	8,341	(17,590)	(8,223)
Finance income	24	68	148	6	56
Finance costs	24	(3,167)	(3,912)	(1,394)	(1,928)
Other financial results	24	3,164	(5,769)	2,470	4,420
Inflation adjustment	24	1,171	331	1,203	769
Financial results, net		1,236	(9,202)	2,285	3,317
Profit / (loss) before income tax		9,960	(861)	(15,305)	(4,906)
Income tax (expense) / benefit	19	(4,004)	(2,720)	4,855	69
Profit / (loss) for the period from continuing operations		5,956	(3,581)	(10,450)	(4,837)
(Loss) / profit for the period from discontinued operations	29	(7,120)	10,192	-	(5,268)
(Loss) / profit for the period		(1,164)	6,611	(10,450)	(10,105)
Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment		(35)	(778)	1,226	(2,783)
Other reserves		285	-	285	-
Items that may not be reclassified subsequently to profit or loss, net of income tax:
Actuarial profit from defined contribution plans		-	-	-	12
Other comprehensive income / (loss) for the period from continuing operations		250	(778)	1,511	(2,771)
Other comprehensive (loss) / income for the period from discontinued operations		(8,395)	10,838	-	(4,811)
Total other comprehensive (loss) / income for the period		(8,145)	10,060	1,511	(7,582)
Total comprehensive (loss) / income for the period		(9,309)	16,671	(8,939)	(17,687)

Total comprehensive income / (loss) from continuing operations	6,206	(4,359)	(8,939)	(7,608)
Total comprehensive (loss) / income from discontinued operations	(15,515)	21,030	-	(10,079)
Total comprehensive (loss) / income for the period	(9,309)	16,671	(8,939)	(17,687)

(Loss) / profit for the period attributable to:
Equity holders of the parent	(584)	(1,936)	(7,950)	(6,955)
Non-controlling interest	(580)	8,547	(2,500)	(3,150)

Profit / (loss) from continuing operations attributable to:
Equity holders of the parent	5,054	(3,800)	(7,949)	(4,074)
Non-controlling interest	902	219	(2,501)	(763)

Total comprehensive (Loss) / income attributable to:
Equity holders of the parent	(3,356)	(5,314)	(6,601)	(9,285)
Non-controlling interest	(5,953)	21,985	(2,338)	(8,402)

Total comprehensive (Loss) / income from continuing operations attributable to:
Equity holders of the parent	8,789	14,421	(7,948)	12,126
Non-controlling interest	(2,583)	(18,780)	(991)	(19,734)

Loss per share attributable to equity holders of the parent:
Basic	(1.02)	(3.37)	(13.83)	(12.10)
Diluted	(1.02)	(3.37)	(13.83)	(12.10)

Profit / (loss) per share from continuing operations attributable to equity holders of the parent:
Basic	8.79	(6.61)	(13.82)	(7.09)
Diluted	8.76	(6.61)	(13.82)	(7.09)

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Date	By:	/s/ Saúl Zang
Name Saúl Zang
Title Vicepresident I

IRSA Inversiones y Representaciones Sociedad Anónima
Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
for the six-month periods ended December 31, 2020
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Attributable to equity holders of the parent
	Share capital	Treasury shares	Inflation adjustment of share capital and treasury shares (1)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve Resolution CNV 609/12 (2)	Other reserves (3)	Retained earnings	Subtotal	Non-controlling interest	Total Shareholders’ equity
Balance as of July 1, 2020	575	2	16,335	17,426	114	581	11,271	7,064	15,098	68,466	78,535	147,001
Loss for the period	-	-	-	-	-	-	-	-	(584)	(584)	(580)	(1,164)
Other comprehensive loss for the period	-	-	-	-	-	-	-	(2,772)	-	(2,772)	(5,373)	(8,145)
Total profit and other comprehensive (loss) / income for the period	-	-	-	-	-	-	-	(2,772)	(584)	(3,356)	(5,953)	(9,309)
Assignment of results according to A.G.O.	-	-	-	-	-	752	-	13,655	(14,407)	-	-	-
Distribution of dividends in shares	-	-	-	-	-	-	-	-	(580)	(580)	-	(580)
Capitalisation of irrevocable contributions	-	-	-	-	-	-	-	-	-	-	13	13
Dividend distribution	-	-	-	-	-	-	-	-	-	-	(2,141)	(2,141)
Decrease due to loss of control	-	-	-	-	-	-	-	-	-	-	(49,886)	(49,886)
Other changes in equity	-	-	-	-	-	-	-	5,839	-	5,839	972	6,811
Reserve for share-based payments	-	-	-	-	2	-	-	(2)	-	-	-	-
Changes in non-controlling interest	-	-	-	-	-	-	-	(262)	-	(262)	634	372
Balance as of December 31, 2020	575	2	16,335	17,426	116	1,333	11,271	23,522	(473)	70,107	22,174	92,281

(1) Includes ARS 1 of Inflation adjustment of treasury shares. See Note 16 to the Annual Financial Statements.
(2) Related to CNV General Resolution N° 609/12.
(3) Group´s other reserves for the period ended December 31, 2020 are comprised as follows:

 The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements

	Cost of treasury stock	Changes in non-controlling interest	Reserve for share-based payments	Reserve for future dividends	Currency translation adjustment reserve	Hedging instruments	Special reserve	Reserve for defined contribution plans	Other reserves from subsidiaries	Revaluation surplus	Total Other reserves
Balance as of July 1, 2020	(206)	(6,316)	236	2,028	(873)	(407)	12,458	(436)	128	452	7,064
Other comprehensive loss for the period	-	-	-	-	(3,111)	(86)	-	163	-	262	(2,772)
Total comprehensive loss for the period	-	-	-	-	(3,111)	(86)	-	163	-	262	(2,772)
Reserve for share-based payments	1	-	(3)	-	-	-	-	-	-	-	(2)
Distribution of dividends in shares	-	-	-	-	-	-	13,655	-	-	-	13,655
Changes in non-controlling interest	-	(262)	-	-	-	-	-	-	-	-	(262)
Other changes in equity	-	(60)	-	-	5,175	(5)	-	856	(128)	1	5,839
Balance as of December 31, 2020	(205)	(6,638)	233	2,028	1,191	(498)	26,113	583	-	715	23,522

IRSA Inversiones y Representaciones Sociedad Anónima

Date	By:	/s/ Saúl Zang
Name Saúl Zang
Title Vicepresident I

IRSA Inversiones y Representaciones Sociedad Anónima
Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
for the six-month periods ended December 31, 2019
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Attributable to equity holders of the parent
	Share capital	Treasury shares	Inflation adjustment of share capital and treasury shares (1)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve Resolution CNV 609/12 (2)	Other reserves (3)	Retained earnings	Subtotal	Non-controlling interest	Total Shareholders’ equity
Balance as of July 1, 2019	575	2	16,335	17,426	94	581	11,268	81,556	(72,895)	54,942	92,060	147,002
Adjustments previous periods (IFRS 9 and 15)	-	-	-	-	-	-	-	-	(1,391)	(1,391)	(1,031)	(2,422)
Balance as of July 1, 2019 (recast)	575	2	16,335	17,426	94	581	11,268	81,556	(74,286)	53,551	91,029	144,580
(Loss) / profit for the period	-	-	-	-	-	-	-	-	(1,936)	(1,936)	8,547	6,611
Other comprehensive (loss) / income for the period	-	-	-	-	-	-	-	(3,378)	-	(3,378)	13,438	10,060
Total profit / (loss) and other comprehensive income for the period	-	-	-	-	-	-	-	(3,378)	(1,936)	(5,314)	21,985	16,671
Assignment of results according to A.G.O.	-	-	-	-	-	-	-	-	-	-	(176)	(176)
Loss absorption	-	-	-	-	-	-	-	(72,453)	72,453	-	-	-
Issuance of shares	-	-	-	-	-	-	-	-	-	-	102	102
Distribution of dividends in shares	-	-	-	-	-	-	-	(707)	-	(707)	-	(707)
Capitalisation of irrevocable contributions	-	-	-	-	-	-	-	-	-	-	31	31
Dividend distribution	-	-	-	-	-	-	-	-	-	-	(1,654)	(1,654)
Decrease due to loss of control	-	-	-	-	-	-	-	-	-	-	(51,868)	(51,868)
Other changes in equity	-	-	-	-	-	-	-	-	29	29	209	238
Changes in non-controlling interest	-	-	-	-	-	-	-	(810)	-	(810)	4,403	3,593
Balance as of December 31, 2019	575	2	16,335	17,426	94	581	11,268	4,208	(3,740)	46,749	64,061	110,810

(1) Includes ARS 1 of Inflation adjustment of treasury shares. See Note 16 to the Annual Financial Statements.
(2) Related to CNV General Resolution N° 609/12.
(3) Group’s other reserves for the period ended December 31, 2019 are comprised as follows:

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements

	Cost of treasury stock	Changes in non-controlling interest	Reserve for share-based payments	Reserve for future dividends	Currency translation adjustment reserve	Hedging instruments	Reserve for defined contribution plans	Special reserve	Other reserves from subsidiaries	Revaluation surplus	Total Other reserves
Balance as of July 1, 2019	(197)	(6,326)	248	2,028	317	(10)	(373)	85,618	126	125	81,556
Other comprehensive loss for the period	-	-	-	-	(3,183)	-	-	-	(195)	-	(3,378)
Total comprehensive loss for the period	-	-	-	-	(3,183)	-	-	-	(195)	-	(3,378)
Reserve for share-based payments	7	-	(7)	-	-	-	-	-	-	-	-
Distribution of dividends in shares	-	-	-	-	-	-	-	(707)	-	-	(707)
Changes in non-controlling interest	-	(810)	-	-	-	-	-	-	-	-	(810)
Loss absorption	-	-	-	-	-	-	-	(72,453)	-	-	(72,453)
Balance as of December 31, 2019	(190)	(7,136)	241	2,028	(2,866)	(10)	(373)	12,458	(69)	125	4,208

IRSA Inversiones y Representaciones Sociedad Anónima

Date	By:	/s/ Saúl Zang
Name Saúl Zang
Title Vicepresident I

IRSA Inversiones y Representaciones Sociedad Anónima
Unaudited Condensed Interim Consolidated Statements of Cash Flows
for the six-month periods ended December 31, 2020 and 2019
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	12.31.2020	12.31.2019
Operating activities:
Net cash generated from continuing operating activities before income tax paid	15	1,964	5,512
Income tax and MPIT paid		(34)	(294)
Net cash generated from continuing operating activities		1,930	5,218
Net cash generated from discontinued operating activities		2,473	17,626
Net cash generated from operating activities		4,403	22,844
Investing activities:
Contributions and issuance of capital in associates and joint ventures		(27)	(162)
Acquisition and improvements of investment properties		(2,032)	(1,695)
Proceeds from sales of investment properties		14,158	4
Acquisitions and improvements of property, plant and equipment		(75)	(97)
Acquisitions of intangible assets		(9)	(20)
Acquisitions of subsidiaries, net of cash acquired		-	(97)
Net increase of restricted deposits		-	(250)
Dividends collected from associates and joint ventures		-	82
Proceeds from loans granted		-	37
Acquisitions of investments in financial assets		(11,732)	(14,502)
Proceeds from disposal of investments in financial assets		15,351	19,283
Interest received from financial assets		313	391
Dividends received from financial assets		-	10
Loans granted to related parties		-	(275)
Loans granted		-	(1,172)
Net cash generated from continuing investing activities		15,947	1,537
Net cash generated from discontinued investing activities		35,434	17,278
Net cash generated from investing activities		51,381	18,815
Financing activities:
Borrowings and issuance of non-convertible notes		3,303	9,711
Payment of borrowings and non-convertible notes		(27,252)	(12,940)
Collections of short term loans, net		2,377	1,740
Interests paid		(3,754)	(3,628)
Repurchase of non-convertible notes		(133)	(2,676)
Acquisition of non-controlling interest in subsidiaries		(144)	(343)
Loans received from associates and joint ventures, net		-	109
Dividends paid to non-controlling interest in subsidiaries		(2,064)	(276)
Sale of own non-convertible notes		3,138	-
Net proceeds from derivate financial instrument		(336)	(11)
Net cash used in continuing financing activities		(24,865)	(8,314)
Net cash used in discontinued financing activities		(14,492)	(54,022)
Net cash used in financing activities		(39,357)	(62,336)
Net decrease in cash and cash equivalents from continuing activities		(6,988)	(1,559)
Net increase / (decrease) in cash and cash equivalents from discontinued activities		23,415	(19,118)
Net increase / (decrease) in cash and cash equivalents		16,427	(20,677)
Cash and cash equivalents at beginning of period		108,294	103,600
Cash and cash equivalents reclassified as held-for-sale		-	(711)
Deconsolidation of subsidiaries		(115,963)	-
Foreign exchange gain and inflation adjustment on cash and changes in fair value of cash equivalents		(7,153)	5,943
Cash and cash equivalents at end of period	13	1,605	88,155

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Date	By:	/s/ Saúl Zang
Name Saúl Zang
Title Vicepresident I

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
(Amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.
The Group’s business and general information

These Financial Statements have  been approved for issuance by the Board of Directors, on February 12, 2021.

IRSA was founded in 1943, and it is engaged in a diversified range of real estate activities in Argentina since 1991. IRSA and its subsidiaries are collectively referred to hereinafter as “the Group”. Cresud is our direct parent company and IFIS Limited is our ultimate parent company.

The Group, with the acquisition of IDBD, established two Operations Centers, Argentina and Israel, to manage its global business. With the loss control of the Israel Operations Center and its deconsolidation from October 1, 2020, the Group manages its operations through a single Operation Center.

Operations Center in Israel

As stated in Note 1. to the consolidated financial statements as of June 30, 2020, on September 25, 2020 the Court decreed the insolvency and liquidation of IDBD and appointed a trustee for its shares along with a custodian over DIC and Clal shares. After this decision, the Board of Directors of IDBD was removed from its functions, therefore, the Group lost control as of that date. For comparability purposes and as required by IFRS 5, the results of the Israel Operations Center have been reclassified to discontinued operations for all periods presented.

2.
Summary of significant accounting policies

2.1.
Basis of preparation

These financial statements have been prepared in accordance with IAS 34 “Interim financial reporting” and should therefore be read in conjunction with the Group's annual Consolidated Financial Statements as of June 30, 2020 prepared in accordance with IFRS. Also, these financial statements include additional information required by Law No. 19,550 and / or regulations of the CNV. Such information is included in the notes to these financial statements, as accepted by IFRS.

These financial statements for the interim periods of six month ended December 31, 2020 and 2019 have not been audited. Management considers that they include all the necessary adjustments to fairly present the results of each period. Intermediate period results do not necessarily reflect the proportion of the Group's results for the entire fiscal years.

IAS 29 "Financial Reporting in Hyperinflationary Economies" requires that the financial statements of an entity whose functional currency is one of a hyperinflationary economy be expressed in terms of the current unit of measurement at the closing date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. To do so, in general terms, the inflation produced from the date of acquisition or from the revaluation date, as applicable, must be calculated by non-monetary items. This requirement also includes the comparative information of the financial statements.

In order to conclude on whether an economy is categorized as highly inflationary in the terms of IAS 29, the standard details a series of factors to be considered, including the existence of an accumulated inflation rate in three years that approximates or exceed 100%. Accumulated inflation in Argentina in three years is over 100%. For that reason, in accordance with IAS 29, Argentina must be considered a country with a highly inflationary economy starting July 1, 2018.

In relation to the inflation index to be used and in accordance with FACPCE Resolution No. 539/18, it is determined based on the Wholesale Price Index (IPIM) until 2016, considering the average variation of the Consumer Price Index (CPI)

of the Autonomous City of Buenos Aires for the months of November and December 2015, because during those two months there were no national IPIM measurements. Then, from January 2017, the National Consumer Price Index (National CPI) is considered. The table below presents the index for the period ended December 31, 2020, according to official statistics (INDEC) and following the guidelines described in Resolution 539/18.

	Quarter ended September 30, 2020	Quarter ended December 31, 2020	As of December 31, 2020 (accumulated six months)
Price variation	8%	11%	20%

As a consequence of the aforementioned, these financial statements as of December 31, 2020 were restated in accordance with IAS 29.

2.2.
Significant accounting policies

The accounting policies applied in the presentation of these Financial Statements are consistent with those applied in the preparation of the Annual Financial Statements, as described in Note 2 to those Financial Statements.

2.3.
Comparability of information

Balance items as of June 30, 2020 and December 31, 2019 presented in these Unaudited Condensed Interim Consolidated Financial Statements for comparative purposes arise from the financial statements as of and for such periods restated according to IAS 29 (See note 2.1). Certain items from prior periods have been reclassified for consistency purposes regarding the loss of control in IDBD. See notes 1 and 6 to these Financial Statements.

2.4.
Use of estimates

The preparation of Financial Statements at a certain date requires Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these financial statements. In the preparation of these financial statements, the significant judgments made by Management in applying the Group’s accounting policies and the main sources of uncertainty were the same as the ones applied by the Group in the preparation of the Annual Financial Statements described in Note 3 to those Financial Statements, except for those mentioned in Note 30.

3.
Seasonal effects on operations

The operations of the Group’s shopping malls are subject to seasonal effects, which affect the level of sales recorded by lessees. During summer time in Argentina (January and February), the lessees of shopping malls experience the lowest sales levels in comparison with the winter holidays (July) and Christmas and year-end holidays celebrated in December, when they tend to record peaks of sales. Apparel stores generally change their collections during the spring and the fall, which impacts positively on shopping malls sales. Sale discounts at the end of each season also affect the business. As a consequence, for shopping mall operations, a higher level of business activity is expected in the period ranging between July and December, compared to the period between January and June.

IRSA Inversiones y Representaciones Sociedad Anónima

4.           Acquisitions and disposals

Significant acquisitions and disposals for the six-month period ended December 31, 2020 are detailed below. Significant acquisitions and disposals for the fiscal year ended June 30, 2020, are detailed in Note 4 to the Annual Financial Statements.

A.
Sale of floors from Boston Tower

On July 15, 2020, IRSA CP entered into a preliminary sale agreement (with delivery of possession) with respect to a medium-height floor from Boston tower located at Della Paolera 265, Catalinas district, City of Buenos Aires, covering a total area of approximately 1,063 sq. meters and 5 parking lots located in the building. The price of the transaction was ARS 477.7 (US$ 6.7), which has been paid in full.

On August 25, 2020, IRSA CP executed a preliminary sale agreement (with delivery of possession) with respect to 5 floors from Boston tower located at Della Paolera 265, Catalinas district, City of Buenos Aires, covering a total area of approximately 6,235 sq. meters and 25 parking lots located in the building. The price of the transaction was ARS 2,562 (US$ 34.7), which has been paid in full.

On November 5, 2020, IRSA CP has signed a purchase and sale agreement with possession of 4 floors of the Boston Tower located at 265 Della Paolera in the Catalinas District in the Autonomous City of Buenos Aires for a gross rental area of approximately 3,892 square meters and 15 parking lots located in the building. The price of the transaction was ARS 1,812 (US$ 22.9).

On November 12, 2020, IRSA CP has signed with an unrelated third party a purchase and sale agreement with possession of 3 floors of the Boston Tower located at 265 Della Paolera in the Catalinas District in the Autonomous City of Buenos Aires for a gross rental area of approximately 3,266 square meters, a commercial space located on the ground floor of approximately 225 square meters and 15 parking lots located in the building. The price of the transaction was ARS 1,521 (US$ 19.1).

B.
Bouchard sale

On July 30, 2020, IRSA CP sold the entire “Bouchard 710” building, located in the Plaza Roma district of the City of Buenos Aires. The tower has a gross leasable area of 15,014 sq. meters divided into 12 floors for office use and 116 parking lots. The price of the transaction was approximately ARS 6,300 (US$ 87), which has been paid in full.

C.
Lipstick Building, New York, United States

On August 7, 2020, Metropolitan signed an agreement with the owner of the Ground Lease through which it terminated the relationship, leaving the administration of the building. Accordingly, at June 30, 2020, the Group derecognized Metropolitan’s liabilities associated with the ground lease, as well as all the assets and liabilities associated with the building and the administration of the building; and made an agreement with the owner of the Ground Lease that states that Metropolitan is completely released from responsibilities, except for (i) claims for liabilities prior to June 1, 2020 from people who have performed work or provided services in the Building or to Metropolitan and (ii) claims from people who have had an accident on the property dated before August 7, 2020.

D.
Condor Merger Agreement

On July 19, 2019, Condor entered into a merger agreement with Nexponint Hospitality Trust. In accordance with the contractual terms, each Condor common share, with a par value of USD 0.01 per share, was canceled prior to the merger and became the right to receive a cash amount equivalent to USD 11.10 per ordinary share. Additionally, in accordance with the terms and conditions of the merger agreement, each Class E convertible share was automatically canceled and became the right to receive a cash amount equivalent to USD 10.00 per share.

IRSA Inversiones y Representaciones Sociedad Anónima

The closing of the transaction, which had been scheduled for March 23, 2020, did not occur.

On October 14, 2020, Condor entered into an agreement with Nexponint Hospitality Trust and some of its affiliates ("NHT Parties") to resolve any and all claims between them related to the aforementioned merger agreement.

According to this agreement, NHT and its affiliates shall make three payments to Condor in three installments ending on December 30, 2020 and totalling USD 7.0. As of the date of these financial statements, the total compensation for breach of the contract has been collected.

As of the date of presentation of these financial statements, the Company has 2,245,100 ordinary shares and 325,752 Series E shares of Condor.

E.
Loss of control of IDBD

As described in Note 1. to these financial statements, at the end of September 2020, the Group has lost control of IDBD, deconsolidating the related assets and liabilities and reclassifying the operations from this operations center to discontinued operations.

The following table details the net assets disposed:

09.30.2020
ASSETS
Investment properties	93,794
Property, plant and equipment	38,292
Trading properties	6,136
Intangible assets	29,161
Right-of-use assets	20,629
Investments in associates and joint ventures	38,654
Deferred income tax assets	453
Income tax credit	340
Restricted assets	6,703
Trade and other receivables	56,408
Investments in financial assets	25,249
Derivative financial instruments	294
Inventories	3,760
Group of assets held for sale	43,909
Cash and cash equivalents	115,963
TOTAL ASSETS	479,745
Borrowings	339,376
Lease liabilities	18,908
Deferred income tax liabilities	12,975
Trade and other payables	25,363
Income tax liabilities	475
Provisions	5,661
Employee benefits	498
Derivative financial instruments	498
Salaries and social security liabilities	3,532
Group of liabilities held for sale	22,985
TOTAL LIABILITIES	430,271
TOTAL NET ASSETS	49,474
Non-controlling interest	(49,886)
Result for loss of control	(412)
Recycling of currency translation adjustment and other reserves	(2,797)
Total result for loss of control (*)	(3,209)

(*) Included within discontinued operations

IRSA Inversiones y Representaciones Sociedad Anónima

F. Distribution of dividends in kind

On October 26, 2020, the Ordinary and Extraordinary Shareholders’ Meeting of IRSA, approved, a dividend distribution in kind for the equivalent amount of ARS 484 (representative of ARS 0.84 per share) payable in shares of IRSA CP. IRSA CP’s quoted price per share as of October 23, 2020, was considered and, it amounted to 320 pesos per share. As a result 1,512,500 shares were distributed. This transaction was accounted for as a change in equity generating a reduction of the equity attributable to the controlling shareholders for ARS 673 restated for inflation as of the date of these financial statements. As of the end of the period the groups interest in IRSA CP amounts to 79.92%.

               G. Manibil Sale

On December 22, 2020, the Company sold 217,332,873 ordinary Class B shares, nominative not endorsable, with a nominal value of ARS 1 and entitled to one vote per share owned by the Company, representing 49% of the stock capital of MANIBIL S.A., a company dedicated to real estate developments. The price for the sale of the shares amounts to ARS 576.9. The operation was completed in February 2021, for which the Company is no longer a shareholder of MANIBIL S.A.

5.
Financial risk management and fair value estimates

These Financial Statements do not include all the information and disclosures on financial risk management; therefore, they should be read along with Note 5 to the Annual Financial Statements. There have been no changes in risk management or risk management policies applied by the Group since year-end.

From June 30, 2020 and up to the date of issuance of these Financial Statements, there have been no significant changes in business or economic circumstances affecting the fair value of the Group's assets or liabilities (either measured at fair value or amortized cost) except for what is mentioned in Note 30 in relation to COVID-19. Furthermore, there have been no transfers between the different hierarchies used to assess the fair value of the Group’s financial instruments, except as mentioned in Note 30.

6.
Segment information

As explained in Note 6 to the Annual Financial Statements, the Group used to report its financial performance separately in two Operations Centers. However, as described in Note 1, during September 2020 the Group lost control of IDBD and has reclassified its results to discontinued operations. Because of losing control of IDBD, from October 1, 2020, the Group reports its financial performance through a single Operation Center. Segment information for the period ended December 31, 2019 has been recast for the purposes of comparability with the present period.

Below is a summary of the Group’s operating segments and a reconciliation between the operating income according to segment information and the operating income of the Statements of Income and Other Comprehensive Income of the Group for the periods ended December 31, 2020 and 2019:

	Six Months ended December 31, 2020
	Total	Joint ventures (1)	Expensesand collectivepromotion funds	Elimination of inter-segment transactions and non-reportable assets / liabilities (2)	Total as per statement of income / statement of financial position
Revenues	3,854	(17)	1,127	(13)	4,951
Costs	(1,423)	31	(1,237)	-	(2,629)
Gross profit / (loss)	2,431	14	(110)	(13)	2,322
Net gain from fair value adjustment of investment properties	9,774	(508)	-	-	9,266
General and administrative expenses	(1,538)	3	-	20	(1,515)
Selling expenses	(794)	7	-	-	(787)
Other operating results, net	(104)	1	1	(7)	(109)
Profit / (loss) from operations	9,769	(483)	(109)	-	9,177
Share of profit of associates and joint ventures	(807)	354	-	-	(453)
Segment profit / (loss)	8,962	(129)	(109)	-	8,724
Reportable assets	184,867	(958)	-	16,220	200,129
Reportable liabilities	-	-	-	(107,848)	(107,848)
Net reportable assets	184,867	(958)	-	(91,628)	92,281

	Six Months ended December 31, 2019
	Total	Joint ventures (1)	Expensesand collectivepromotion funds	Elimination of inter-segment transactions and non-reportable assets / liabilities (2)	Total as per statement of income / statement of financial position
Revenues	8,891	(54)	2,095	(16)	10,916
Costs	(1,852)	31	(2,189)	4	(4,006)
Gross profit / (loss)	7,039	(23)	(94)	(12)	6,910
Net gain from fair value adjustment of investment properties	5,637	(344)	-	-	5,293
General and administrative expenses	(1,617)	7	-	20	(1,590)
Selling expenses	(730)	5	(33)	-	(758)
Other operating results, net	(39)	19	27	(8)	(1)
Profit / (loss) from operations	10,290	(336)	(100)	-	9,854
Share of profit of associates and joint ventures	(1,755)	242	-	-	(1,513)
Segment profit / (loss)	8,535	(94)	(100)	-	8,341
Reportable assets	139,307	(812)	-	34,758	173,253
Reportable liabilities	-	-	-	(122,649)	(122,649)
Net reportable assets	139,307	(812)	-	(87,891)	50,604

(1) Represents the equity value of joint ventures that were proportionately consolidated for segment information.
(2) Includes deferred income tax assets, income tax and MPIT credits, trade and other receivables, investment in financial assets, cash and cash equivalents and intangible assets except for rights to receive future units under barter agreements, net of investments in associates with negative equity which are included in provisions in the amount of ARS 8,482 and ARS 6,051 as of December 31, 2020 and 2019 respectively.

Below is a summarized analysis of the segments from the Group’s Operations Center in Argentina for the periods ended December 31, 2020 and 2019:

	Six Months ended December 31, 2020
	Operations Center in Argentina
	Shopping Malls	Offices	Sales and developments	Hotels	International	Corporate	Others	Total
Revenues	1,943	1,118	358	119	297	-	19	3,854
Costs	(292)	(91)	(371)	(335)	(251)	-	(83)	(1,423)
Gross profit / (loss)	1,651	1,027	(13)	(216)	46	-	(64)	2,431
Net (loss) / gain from fair value adjustment of investment properties	(4,762)	7,796	6,167	-	3	-	570	9,774
General and administrative expenses	(674)	(178)	(146)	(157)	(31)	(325)	(27)	(1,538)
Selling expenses	(116)	(79)	(529)	(47)	(20)	-	(3)	(794)
Other operating results, net	(65)	(8)	(37)	10	(1)	-	(3)	(104)
(Loss) / profit from operations	(3,966)	8,558	5,442	(410)	(3)	(325)	473	9,769
Share of profit of associates and joint ventures	-	-	(15)	-	(542)	-	(250)	(807)
Segment (loss) / profit	(3,966)	8,558	5,427	(410)	(545)	(325)	223	8,962

Investment properties and trading properties	54,295	69,176	44,353	-	111	-	2,026	169,961
Investment in associates and joint ventures	-	-	623	-	1,858	-	7,839	10,320
Other operating assets	298	1,046	995	2,133	-	7	107	4,586
Operating assets	54,593	70,222	45,971	2,133	1,969	7	9,972	184,867

(i) For the six-month period ended December 31, 2020, the net gain from fair value adjustment of investment properties was ARS 9,266. The net impact of the values in pesos of our properties was mainly a consequence of the change in macroeconomic conditions:
(a) loss of ARS 235.0 as a consequence of the variation in the projected income growth rate increase in the projected inflation rate and the conversion to dollars of the projected cash flow in pesos according to the exchange rate estimates used in the cash flow from shopping malls;
(b) positive impact of ARS 8,350.9 resulting from the conversion into pesos of the value of the shopping malls in dollars based on the exchange rate at the end of the period;
(c) an increase of 103 basis points in the discount rate, mainly due to an increase in the country-risk rate component of the WACC discount rate used to discount the cash flow, which led to a decrease in the value of the shopping malls of ARS 4,743.8.
(d) Additionally, due to the impact of the inflation adjustment, ARS 9,323.0 were reclassified for shopping malls from “Net gain from fair value adjustment” to “Inflation Adjustment” in the Statement of Income and Other Comprehensive Income.

The value of our office buildings and other rental properties measured in real terms increased by 15.0% during the six-month period ended as of December 31, 2020, due to the implicit exchange rate.

IRSA Inversiones y Representaciones Sociedad Anónima

	Six Months ended December 31, 2019
	Operations Center in Argentina
	Shopping Malls	Offices	Sales and developments	Hotels	International	Corporate	Others	Total
Revenues	4,961	1,491	626	1,726	7	-	80	8,891
Costs	(394)	(81)	(350)	(961)	(7)	-	(59)	(1,852)
Gross profit	4,567	1,410	276	765	-	-	21	7,039
Net (loss) / gain from fair value adjustment of investment properties	(2,554)	4,528	3,463	-	-	-	200	5,637
General and administrative expenses	(594)	(158)	(155)	(241)	(74)	(317)	(78)	(1,617)
Selling expenses	(346)	(59)	(133)	(184)	-	-	(8)	(730)
Other operating results, net	(89)	(42)	(4)	(12)	(1)	-	109	(39)
Profit / (loss) from operations	984	5,679	3,447	328	(75)	(317)	244	10,290
Share of profit of associates and joint ventures	-	-	-	-	(519)	-	(1,236)	(1,755)
Segment profit / (loss)	984	5,679	3,447	328	(594)	(317)	(992)	8,535

Investment properties and trading properties	58,359	42,405	35,217	-	121	-	1,473	137,575
Investment in associates and joint ventures	-	-	620	-	(10,251)	-	7,236	(2,395)
Other operating assetsInvestment	344	195	979	2,250	244	7	108	4,127
Operating assets	58,703	42,600	36,816	2,250	(9,886)	7	8,817	139,307

Below is a summarized analysis of the segments from the Group’s Operations Center in Israel where only assets and liabilities are presented as of December 31,2019:

	Six Months ended December 31, 2019
	Operations Center in Israel
	Real Estate	Supermarkets	Telecommunications	Insurance	Corporate	Others	Total
Operating assets	182,170	30,553	156,780	9,989	39,527	90,512	509,531
Operating liabilities	(167,716)	-	(122,483)	-	(131,502)	(27,623)	(449,324)
Operating assets (liabilities), net	14,454	30,553	34,297	9,989	(91,975)	62,889	60,207

7. Investments in associates and joint ventures

Changes in the Group’s investments in associates and joint ventures for the six-month period ended December 31, 2020 and for the year ended June 30, 2020 were as follows:

	December 31, 2020	June 30, 2020
Beginning of the period / year	89,142	42,882
Adjustment previous periods (IFRS 9 and IAS 28)	-	(2,372)
Increase of equity interest in associates and joint ventures	-	4,005
Capital contributions	27	3,238
Capital reduction	-	(127)
Decrease of interest in associate (iv)	(34,843)	-
Deconsolidation (iii)	(38,654)	34,967
Share of profit	121	10,387
Currency translation adjustment	(2,629)	64
Dividends (i)	-	(2,181)
Other comprehensive income	(44)	(1,489)
Reclassification to held-for-sale	-	(2,481)
Others	452	(3)
Incorporation by business combination	-	2,252
End of the period / year (ii)	13,572	89,142

(i)
Note 25.
(ii)
As of December 31, 2020 and June 30, 2020 includes ARS (8) and ARS (19), reflecting interests in companies with negative equity, which were disclosed in “Provisions” (Note 18).
(iii)
The amount as of December 31, 2020 corresponds to the effect of the deconsolidation of IDBD and DIC (See note 4.E).
Regarding the amount as of June 30, 2020, it corresponds to the effect of the deconsolidation of Gav-Yam (See Note 4 to the consolidated Financial Statements as of June 30, 2020)
(iv)
Corresponds to the sale of the remaining equity interest in Shufersal in July 2020.

IRSA Inversiones y Representaciones Sociedad Anónima

	% ownership interest		Value of Group's interest in equity		Group's interest in comprehensive income / (loss)
Name of the entity	December 31, 2020	June 30, 2020	December 31, 2020	June 30, 2020	December 31, 2020	December 31, 2019
Associates
New Lipstick	49.96%	49.96%	189	560	(378)	(501)
BHSA	29.91%	29.91%	5,042	4,881	161	(1,352)
Condor	18.89%	18.89%	1,601	1,775	(166)	(18)
PBEL	N/A	45.40%	-	-	-	-
Shufersal	N/A	26.02%	-	33,691	19	-
Mehadrin	N/A	45.41%	-	-	-	-
Gav-Yam	N/A	N/A	-	32,691	31	-
Quality	50.00%	50.00%	2,919	2,518	383	252
La Rural SA	50.00%	50.00%	277	243	32	128
TGLT	30.20%	N/A	2,047	2,468	(421)	-
Other joint ventures	N/A	N/A	1,497	10,315	(2,169)	529
Total associates and joint ventures			13,572	89,142	(2,508)	(962)

Below is additional information about the Group’s investments in associates and joint ventures:

				Latest financial statements issued
Name of the entity	Place of business / Country of incorporation	Main activity	Common shares 1 vote	Share capital (nominal value)	Profit / (loss) for the period	Shareholders’ equity
Associates
New Lipstick	U.S.	Real estate	N/A	-	(*) (9)	(*) (31)
BHSA	Argentina	Financial	448,689,072	(***) 1.500	(***) 539	(***) 16.342
Condor	EE.UU.	Hotel	2,245,100	(*) 232	(*) (11)	(*) 72
PBEL	India	Real estate	N/A	N/A	(**) (2)	N/A
Shufersal	Israel	Retail	N/A	N/A	(**) 89	N/A
Mehadrin	Israel	Agropecuaria	N/A	N/A	N/A	N/A
Gav-Yam	Israel	Inmobiliaria	N/A	N/A	(**) 76	N/A
Quality	Argentina	Real estate	203,158,129	406	766	5,764
La Rural SA	Argentina	Organization of events	714,498	1	75	466
TGLT (1)	Argentina	Real estate	279,502,813	925	(1,479)	5,803
Other joint ventures			N/A	N/A	N/A	N/A

(*)
Amounts in millions of US Dollars under USGAAP. Condor’s year-end falls on December 31, so the Group estimates their interest with a three-month lag, including material adjustments, if any.
(**)
Amounts in millions of NIS.
(***)
Preliminary information as of December 31, 2020 according to BCRA's standards.
(1)
Additionally, 21,600,000 preferred class A shares and 24,948,798 preferred class B shares were subscribed, subject to conversion. As of the date of issuance of these financial statements, these preferred shares have not yet been converted.

Puerto Retiro (joint venture):

There have been no changes to what was informed in Note 8 to the Annual Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

8. Investment properties

Changes in the Group’s investment properties for the six-month period ended December 31, 2020 and for the year ended June 30, 2020 were as follows:

	Six Months ended December 31, 2020				Year ended June 30, 2020
	Rental properties	Undeveloped parcels of land	Properties under development	Total	Total
Fair value at the beginning of the period / year	230,930	37,813	3,970	272,713	399,727
Adjustments previous periods	-	-	-	-	511
Additions	488	53	-	541	6,446
Incorporation by business combination	-	-	-	-	292
Capitalized finance costs	-	-	-	-	97
Capitalized leasing costs	10	1	-	11	24
Amortization of capitalized leasing costs (i)	(6)	-	-	(6)	(18)
Transfers	(414)	-	-	(414)	-
Reclassification to assets held for sale	-	-	-	-	(29,040)
Deconsolidation	(91,416)	(951)	(1,427)	(93,794)	(188,810)
Disposals	(14,154)	-	-	(14,154)	(18,159)
Currency translation adjustment	(9,607)	(99)	(159)	(9,865)	64,089
Net (loss)/ gain from fair value adjustment	1,683	6,006	1,555	9,244	37,554
Fair value at the end of the period / year	117,514	42,823	3,939	164,276	272,713

(i)
Amortization charges of capitalized leasing costs were included in “Costs” in the Statements of Income (Note 21).

The following amounts have been recognized in the Statements of Income:

	12.31.2020	12.31.2019
Rental and services income	4,187	8,568
Direct operating expenses	(1,633)	(2,696)
Development reimbursements / (expenses)	(88)	(63)
Net realized gain from fair value adjustment of investment properties (i) (ii)	7,915	672
Net unrealized gain from fair value adjustment of investment properties	1,351	4,621

(i) As of December 31, 2020 includes ARS 3,950 for the sale of Torre Boston and ARS 3,965 for the sale of Bouchard 710. As of December 31, 2019 includes ARS 436 corresponding to the barter transaction of the Caballito Ferro land and ARS 236 for the deconsolidation of the La Maltería S.A land.

(ii) As of December 31, 2020, (ARS 1,209) corresponds to the realized result from fair value adjustment for the period ((ARS 835) for the sale of Torre Boston and (ARS 374) for the sale of Bouchard 710) and ARS 9,124 for realized result from fair value adjustment made in previous years (ARS 4,786 for the sale of Torre Boston and ARS 4,338 for the sale of Bouchard 710). As of December 31, 2019 ARS 60 corresponds to net realized fair value adjustment on investment properties for the period (which includes the barter transaction of the Caballito Ferro land) and ARS 612 corresponds to the realized fair value adjustment made in previous years (ARS 376 corresponding to the barter transaction of the Caballito Ferro land and ARS 236 for the deconsolidation of the La Maltería S.A. land).

Valuation techniques are described in Note 9 to the Annual Financial Statements. There were no changes to such techniques. The Group has reassessed the assumptions December 31, 2020, considering the market conditions existing at that date due to the pandemic described in Note 30, incorporating the effect of the variation in the exchange rate in other assets denominated in US Dollars.

IRSA Inversiones y Representaciones Sociedad Anónima

9. Property, plant and equipment

Changes in the Group’s property, plant and equipment for the six-month period ended December 31, 2020 and for the year ended June 30, 2019 were as follows:

	Six Months ended December 31, 2020						Year ended June 30, 2020
	Agricultural establishments	Buildings and facilities	Machinery and equipment	Communication networks	Others	Total	Total
Costs	11,384	14,475	5,373	120,965	15,453	167,650	139,721
Accumulated depreciation	(6,167)	(8,300)	(4,529)	(95,660)	(7,775)	(122,431)	(101,484)
Net book amount at the beginning of the period / year	5,217	6,175	844	25,305	7,678	45,219	38,237
Additions	44	92	10	464	594	1,204	6,798
Disposals	-	(22)	(1)	(44)	-	(67)	(3,961)
Incorporation by business combination	-	-	-	-	-	-	7,320
Deconsolidation	(4,869)	(3,419)	(634)	(22,599)	(6,771)	(38,292)	(1,272)
Reclassification to assets assets held for sale	-	(22)	-	-	-	(22)	(328)
Currency translation adjustment	(370)	(274)	(49)	(1,823)	(543)	(3,059)	6,981
Transfers	-	768	-	-	-	768	(312)
Depreciation charges (i)	(22)	(238)	(32)	(1,303)	(826)	(2,421)	(8,244)
Balances at the end of the period / year	-	3,060	138	-	132	3,330	45,219
Costs	-	6,153	1,939	-	447	8,539	167,650
Accumulated depreciation	-	(3,093)	(1,801)	-	(315)	(5,209)	(122,431)
Net book amount at the end of the period / year	-	3,060	138	-	132	3,330	45,219

(i) As of December 31, 2020, depreciation charges of property, plant and equipment were recognized as follows: ARS 140 in "Costs" and ARS 7 in "General and administrative expenses", respectively in the Statement of Income (Note 21). On the other hand, ARS 2,274 has been charged to the result of discontinued operations.

10. Trading properties

Changes in the Group’s trading properties for the six-month period ended December 31, 2020 and for the year ended June 30, 2020 were as follows:

	Six Months ended December 31, 2020				Year ended June 30, 2020
	Completed properties	Properties under development	Undeveloped sites	Total	Total
Beginning of the period / year	2,427	992	5,177	8,596	10,018
Additions	-	(87)	309	222	2,768
Deconsolidation	(1,698)	(113)	(4,325)	(6,136)	(186)
Capitalized financial costs	-	256	-	256	14
Currency translation adjustment	(157)	(17)	(298)	(472)	1,051
Transfers	155	(155)	-	-	257
Disposals	(630)	(137)	(171)	(938)	(5,326)
End of the period / year	97	739	692	1,528	8,596
Non-current				1,476	5,820
Current				52	2,776
Total				1,528	8,596

IRSA Inversiones y Representaciones Sociedad Anónima

11. Intangible assets

Changes in the Group’s intangible assets for the six-month period ended December 31, 2020 and for the year ended June 30, 2020 were as follows:

	Six Months ended December 31, 2020							Year ended June 30, 2020
	Goodwill	Trademarks	Licenses	Customer relations	Information systems and software	Contracts and others	Total	Total
Costs	6,763	10,092	13,530	28,441	9,485	16,015	84,326	70,030
Accumulated amortization	-	(950)	(10,629)	(25,475)	(4,424)	(9,549)	(51,027)	(39,345)
Net book amount at the beginning of the period / year	6,763	9,142	2,901	2,966	5,061	6,466	33,299	30,685
Additions	-	-	-	22	320	706	1,048	5,403
Disposals	-	-	-	-	(88)	-	(88)	(263)
Deconsolidation	(6,521)	(8,469)	(2,627)	(2,506)	(3,914)	(5,124)	(29,161)	(3,932)
Assets incorporated by business combination	-	-	-	-	-	-	-	69
Currency translation adjustment	(104)	(651)	(208)	(217)	(365)	(432)	(1,977)	6,923
Amortization charges (i)	-	(22)	(66)	(265)	(832)	(621)	(1,806)	(5,586)
Balances at the end of the period / year	138	-	-	-	182	995	1,315	33,299
Costs	138	-	-	-	598	1,305	2,041	84,326
Accumulated amortization	-	-	-	-	(416)	(310)	(726)	(51,027)
Net book amount at the end of the period / year	138	-	-	-	182	995	1,315	33,299

(ii) As of December 31, 2020, amortization charges were recognized in the amount of ARS 4 in "Costs" and ARS 36 in "General and administrative expenses", in the Statement of Income (Note 21). On the other hand, ARS 1,806 has been charged to the result of discontinued operations.

12. Right-of-use assets

The Group’s right-of-use assets as of December 31, 2020 and June 30, 2020 are the following:

	December 31, 2020	June 30, 2020
Real Estate	9	4,933
Telecommunications	-	13,188
Machinery and equipment	13	16
Others	658	5,664
Total Right-of-use assets	680	23,801
Non-current	680	23,801
Total	680	23,801

The depreciation charge of the right-of use-assets is detailed below:

	December 31, 2020	December 31, 2019
Real Estate	1,180	643
Telecommunications	270	1,974
Others	42	165
Total depreciation of right-of-use assets (i)	1,492	2,782

IRSA Inversiones y Representaciones Sociedad Anónima

(i)
Includes ARS 1,457 and ARS 2,770 charged to the result of discontinued operations as of December 31, 2020 and 2019 respectively.

13. Financial instruments by category

This note presents the financial assets and financial liabilities by category of financial instrument and a reconciliation to the corresponding line in the Consolidated Statements of Financial Position, as appropriate. Financial assets and liabilities measured at fair value are assigned based on their different levels in the fair value hierarchy. For further information related to fair value hierarchy refer to Note 13 to the Annual Financial Statements. Financial assets and financial liabilities as of December 31, 2020 are the following:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss			Subtotal financial assets	Non-financial assets	Total
		Level 1	Level 2	Level 3
December 31, 2020
Assets as per Statement of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables)	6,553	-	-	-	6,553	3,958	10,511
Investments in financial assets:
- Public companies’ securities	-	357	-	237	594	-	594
- Bonds	-	2,365	-	-	2,365	-	2,365
- Investments in financial assets with quotation	10	499	-	36	545	-	545
Derivative financial instruments:
- Foreign-currency future contracts	-	-	6	-	6	-	6
Cash and cash equivalents:
- Cash at bank and on hand	1,077	-	-	-	1,077	-	1,077
- Short-term investments	-	528	-	-	528	-	528
Total assets	7,640	3,749	6	273	11,668	3,958	15,626

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss			Subtotal financial liabilities	Non-financial liabilities	Total
		Level 1	Level 2	Level 3
December 31, 2020
Liabilities as per Statement of Financial Position
Trade and other payables	5,255	-	-	-	5,255	3,391	8,646
Borrowings (excluding finance leases)	55,471	2	-	-	55,473	-	55,473
Derivative financial instruments:
- Foreign-currency future contracts	-	1	19	-	20	-	20
- Swaps	-	-	80	-	80	-	80
Total liabilities	60,726	3	99	-	60,828	3,391	64,219

Financial assets and financial liabilities as of June 30, 2020 were as follows:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss			Subtotal financial assets	Non-financial assets	Total
		Level 1	Level 2	Level 3
June 30, 2020
Assets as per Statements of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables)	59,153	-	-	-	59,153	17,558	76,711
Investments in financial assets:	-	-	-	-	-	-	-
- Public companies’ securities	-	688	276	-	964	-	964
- Private companies’ securities	-	-	-	3,486	3,486	-	3,486
- Deposits	1,144	73	-	-	1,217	-	1,217
- Bonds	-	11,066	1,731	-	12,797	-	12,797
- Investments in financial assets with quotation	-	7,788	971	278	9,037	-	9,037
Derivative financial instruments	-	-	-	-	-	-	-
- Foreign-currency future contracts	-	-	155	-	155	-	155
- Others	74	-	24	170	268	-	268
Restricted assets (i)	9,683	-	-	-	9,683	-	9,683
Financial assets available for sale:	-	-	-	-	-	-	-
- Clal	-	4,047	-	-	4,047	-	4,047
Cash and cash equivalents:	-	-	-	-	-	-	-
- Cash at bank and on hand	29,570	-	-	-	29,570	-	29,570
- Short term investments	75,057	3,667	-	-	78,724	-	78,724
Total assets	174,681	27,329	3,157	3,934	209,101	17,558	226,659

IRSA Inversiones y Representaciones Sociedad Anónima

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss			Subtotal financial liabilities	Non-financial liabilities	Total
		Level 1	Level 2	Level 3
June 30, 2020
Liabilities as per Statement of Financial Position
Trade and other payables	29,946	-	-	-	29,946	8,216	38,162
Borrowings (excluding finance leases)	450,823	-	-	-	450,823	-	450,823
Derivative financial instruments:
- Foreign-currency future contracts	-	-	165	-	165	-	165
- Swaps	-	-	1,145	24	1,169	-	1,169
- Others	-	-	74	-	74	-	74
Total liabilities	480,769	-	1,384	24	482,177	8,216	490,393

The fair value of financial assets and liabilities at their amortized cost does not differ significantly from their book value, except for borrowings (Note 17). The fair value of payables approximates their respective carrying amounts because, due to their short-term nature, the effect of discounting is not considered significant. Fair values are based on discounted cash flows (Level 3).

The valuation models used by the Group for the measurement of Level 2 and Level 3 instruments are no different from those used as of June 30, 2020.

As of December 31, 2020, there have been no changes to the economic or business circumstances affecting the fair value of the financial assets and liabilities of the Group.
The Group uses a range of valuation models for the measurement of Level 2 and Level 3 instruments. Details of such models are presented in the following table. When no quoted prices are available in an active market, fair values (particularly with derivatives) are based on recognized valuation methods.

Description	Pricing model / method	Parameters	Fair value hierarchy	Range

Promissory note	Theoretical price	Acquisition agreement.	Level 2	-
Investments in financial assets - Other private companies’ securities	Cash flow / NAV - Theoretical price
Projected revenue discounted at the discount rate /
The value is calculated in accordance with shares in the equity funds on the basis of their Financial Statements, based on fair value or investments assessments.
			Level 3	1 - 3.5
Derivative financial instruments – Forwards	Theoretical price	Underlying asset price and volatility	Level 2 and 3	-

The following table presents the changes in Level 3 instruments as of December 31, 2020 and June 30, 2020:

	Derivative financial instruments - Forwards	Investments in financial assets - Private companies' securities	Investments in financial assets - Others	Investments in financial assets - Public companies	Derivative financial instruments	Total as of December 31, 2020	Total as of June 30, 2020
Balances at beginning of the period / year	(24)	3,486	278	-	170	3,910	4,965
Additions and acquisitions	-	-	-	-	-	-	42
Transfer to level 1	-	-	-	275	-	275	421
Currency translation adjustment	-	-	-	-	-	-	982
Deconsolidation	24	(3,486)	(243)	-	(170)	(3,875)	-
Write off	-	-	-	-	-	-	(1,902)
Gain / (loss) for the period / year (i)	-	-	1	(38)	-	(37)	(598)
Balances at the end of the period / year	-	-	36	237	-	273	3,910

(i)
Included within “Financial results, net” in the Statements of Income.

IRSA Inversiones y Representaciones Sociedad Anónima

14. Trade and other receivables

Group’s trade and other receivables as of December 31, 2020 and June 30, 2020 are as follows:

	December 31, 2020	June 30, 2020
Sale, leases and services receivables	4,044	46,086
Less: Allowance for doubtful accounts	(660)	(4,476)
Total trade receivables	3,384	41,610
Prepaid expenses	544	16,175
Borrowings, deposits and others	3,240	12,020
Advances to suppliers	941	1,209
Tax receivables	877	964
Others	865	257
Total other receivables	6,467	30,625
Total trade and other receivables	9,851	72,235
Non-current	2,242	27,719
Current	7,609	44,516
Total	9,851	72,235

Movements on the Group’s allowance for doubtful accounts were as follows:

	December 31, 2020	June 30, 2020
Beginning of the period / year	4,476	3,180
Additions	339	1,232
Recovery	(52)	(131)
Currency translation adjustment	(246)	1,273
Deconsolidation	(3,705)	(24)
Receivables written off during the period/year as uncollectable	(22)	(859)
Transfer to assets held for sale	-	(24)
Incorporation by business combination	-	22
Inflation adjustment	(130)	(193)
End of the period / year	660	4,476

The creation and release of the allowance for doubtful accounts have been included in “Selling expenses” in the Statement of Income (Note 21).

15. Cash flow and cash equivalent information

Following is a detailed description of cash flows generated by the Group’s operations for the six-month period ended December 31, 2020 and 2019:

	Note	Six Months ended December 31, 2020	Six Months ended December31, 2019
(Loss) / profit for the period		(1,164)	6,611
(Loss) / profit for the period from discontinued operations		7,120	(10,192)
Adjustments for:
Income tax	19	4,004	2,720
Amortization and depreciation	21	229	318
Net gain from fair value adjustment of investment properties		(9,266)	(5,293)
Financial results, net		(2,120)	10,753
Provisions and allowances		72	199
Share of (profit) /loss of associates and joint ventures	7	453	1,513
Changes in operating assets and liabilities:
Decrease in inventories		10	1
Decrease / (increase) in trading properties		749	(457)
(Increase) / decrease in trade and other receivables		(686)	1,190
Increase / (decrease) in trade and other payables		2,600	(1,530)
Increase / (decrease) in salaries and social security liabilities		7	(133)
Decrease in provisions		(44)	(188)
Net cash generated by continuing operating activities before income tax paid		1,964	5,512
Net cash generated by discontinued operating activities before income tax paid		2,672	17,803
Net cash generated by operating activities before income tax paid		4,636	23,315

IRSA Inversiones y Representaciones Sociedad Anónima

The following table presents the balances disposed because of the loss of control of IDBD:

09.30.2020
Investment properties	93,794
Property, plant and equipment	38,292
Trading properties	6,136
Intangible assets	29,161
Right-of-use assets	20,629
Investments in associates and joint ventures	38,654
Deferred income tax assets	453
Income tax credit	340
Restricted assets	6,703
Trade and other receivables	56,408
Investments in financial assets	25,249
Derivative financial instruments	294
Inventories	3,760
Group of assets held for sale	43,909
Borrowings	(339,376)
Lease liabilities	(18,908)
Deferred income tax liabilities	(12,975)
Trade and other payables	(25,363)
Income tax liabilities	(475)
Provisions	(5,661)
Employee benefits	(498)
Derivative financial instruments	(498)
Salaries and social security liabilities	(3,532)
Group of liabilities held for sale	(22,985)
Net value of incorporated assets that do not affect cash	(66,489)
Cash and cash equivalents	(115,963)
Non-controlling interest	(49,886)
Net value of disposal assets	(232,338)

The following table presents a detail of significant non-cash transactions occurred in the six-month period ended December 31, 2020 and 2019:

	Six Months ended December 31, 2020	Six Months ended December31, 2019
Decrease of associates and joint ventures through an increase of trade and other receivables	-	26
Increase in rights of use through increased lease liabilities	24	-
Increase of investment properties through a decrease of financial assets	-	334
Increase of trade and other receivables through a decrease of associates and joint ventures	-	26
Increase of property, plant and equipment through an increase of trade and other payables	-	609
Increase of intangible assets through an increase of trade and other payables	-	696
Decrease of property, plant and equipment through an increase of receivables and tax debts	33	-
Increase of trading properties through an increase of trade and other payables	256	87
Distribution of dividends to non-controlling interest pending payment	-	1,378
Increase of investments in associates and joint ventures through a decrease of investments in financial assets	-	984
Decrease in borrowings through a decrease in financial assets	-	2,942
Distribution of dividends in shares	580	707
Increase in investment properties through an increase in borrowings	-	662
Increase of right-of-use assets through a decrease in property, plant and equipment	-	26
Increase in investments in associates and joint ventures from an increase in trade and other payables	-	1,623
Decrease of investments in associates and joint ventures through a reclassification to assets held for sale	-	4,415
Increase of investments in associates and joint ventures through an increase of trade and other payables	-	83

IRSA Inversiones y Representaciones Sociedad Anónima

16. Trade and other payables

Group’s trade and other payables as of December 31, 2020 and June 30, 2020 were as follows:

	December 31, 2020	June 30, 2020
Trade payables	1,126	22,433
Advances from sales, leases and services	3,102	3,172
Construction obligations	-	488
Accrued invoices	616	526
Deferred income	-	170
Total trade payables	4,844	26,789
Dividends payable to non-controlling interest	-	268
Taxes payable	369	191
Other payables	3,433	10,914
Total other payables	3,802	11,373
Total trade and other payables	8,646	38,162
Non-current	1,440	2,600
Current	7,206	35,562
Total	8,646	38,162

17. Borrowings

The breakdown of the Group’s borrowings as of December 31, 2020 and June 30, 2020 was as follows:

	Total as of December 31, 2020	Total as of June 30, 2020	Fair value as of December 31, 2020	Fair value as of June 30, 2020
NCN	45,860	378,541	43,378	252,018
Bank loans	3,970	67,441	3,979	45,329
Bank overdrafts	4,132	2,910	4,132	2,428
Other borrowings	1,511	1,931	1,511	1,611
Total borrowings	55,473	450,823	53,000	301,386
Non-current	40,942	356,932
Current	14,531	93,891
Total	55,473	450,823

Issuance of IRSA Non-convertible Notes

On July 21, 2020, subsequently to the closing of the fiscal year, the Company issued USD 38.4 Non-convertible Notes in the local market through the following instruments:

●
ARS 335.2 (equivalent to USD 4.7) Series VI NCNs denominated and payable in Argentine pesos at a variable rate (Private Badlar) + 4.0%, with interest accruing on a quarterly basis. The principal amount is repayable in two installments: the first one -equal to 30% of the par value of the notes- payable on the date that is 9 (nine) months after the Issue and Settlement Date and the second installment -equal to 70% of the par value of the notes- payable on the relevant due date, i.e. July 21, 2021. Notes were issued at 100% of their par value.

●
US$ 33.7 Series VII NCNs denominated in US$ and payable in Argentine pesos at the applicable exchange rate, at a fixed 4.0% rate, with interest accruing on a quarterly basis. Repayment of capital is due on January 21, 2021. Notes were issued at 100% of their par value. The proceeds were used to refinance short-term indebtedness. On January 21, 2021, the commitments of this note were cancelled.

IRSA Inversiones y Representaciones Sociedad Anónima

Payment of non-convertible notes

On July 20, 2020, the Company paid the twentieth interest installment and the principal installment of the US$ 75 Series II Non-convertible Notes issued on July 20, 2010.

On August 6, 2020, the Company paid the second interest installment and the principal installment of the US$ 47 Series II Non-convertible Notes issued on August 6, 2019.

Payment of IRSA CP’s Series IV Non-convertible Notes

On September 14, 2020, the aggregate principal amount of the Series IV Non-convertible Notes in the amount of ARS 10,381 (US$ 140) and interest accrued as of such date in the amount of ARS 134 (US$ 1.8) were paid.

Exchange of debentures

On November 12, 2020, the company carried out an exchange operation of its Series I Notes, for a nominal value of USD 181.5.

Nominal Value of Existing Notes presented and accepted for the Exchange (for both Series): approximately USD 178.5 which represents 98.31% acceptance, through the participation of 6,571 orders.

●
Series VIII: Face Value of Existing Notes presented and accepted for the Exchange: approximately USD 104.3.


Nominal Value to be Issued: approximately USD 31.7.


Issuance Price: 100% nominal value.


Maturity Date: It will be November 12, 2023.


Consideration of the Exchange Offer: eligible holders whose existing notes have been accepted for the Exchange by the Company, will receive for every USD 1 submitted to the Exchange, the accrued interest of the existing notes until the settlement and issue date and the following:

■
A sum of money of approximately USD 72,6 for repayment of capital of such existing notes presented to the Exchange, in cash, in United States Dollars, which will be equivalent to USD 0.69622593 for each USD 1 of existing notes presented to the Exchange; and

■
The remaining amount until completing 1 USD for each 1 USD of existing notes presented to the Exchange, in notes Series VIII.


Annual Nominal Fixed Interest Rate: 10.00%.


Amortization: The capital of the Series VIII Notes will be amortized in 3 annual installments (33% of the capital on November 12, 2021, 33% of the capital on November 12, 2022, 34% of the capital on the maturity date of Series VIII).


Interest Payment Dates: Interest will be paid quarterly for the expired period as of the issue and settlement date.


Payment Address: Payment will be made to an account at Argentine Securities Commission in the Autonomous City of Buenos Aires

●
Series IX: Face Value of Existing Notes presented and accepted for the Exchange: approximately USD 74.2.


Nominal Value to be Issued (together with the Face Value to be issued as a result of the cash subscription): approximately USD 80.7 .


Issuance Price: 100% nominal value.


Maturity Date: It will be March 1, 2023.

IRSA Inversiones y Representaciones Sociedad Anónima


Consideration of the Exchange Offer: the eligible holders whose existing notes have been accepted for the Exchange by the Company, will receive Series IX Notes for 100% of the capital amount presented for exchange and accepted by the Company and the accrued interest of the existing notes until the settlement and issue date.


Early Bird: will consist of the payment of USD 0.02 for each USD 1 of existing notes delivered and accepted in the Exchange on or before the deadline date to Access the Early Bird. Said consideration will be paid in Pesos on the issue and settlement date according to the exchange rate published by Communication “A” 3500 of the Central Bank of Argentina on the business day prior to the expiration date of the Exchange, which is ARS 79.3433 for each USD 1 of Existing Notes delivered and accepted in the Exchange.


Annual Nominal Fixed Interest Rate: 10.00%.


Amortization: The capital of the Series IX Notes will be amortized in one installment on the maturity date.


Interest Payment Dates: Interest will be paid quarterly for the expired period from the issuance and settlement date.


Payment Address: Payment will be made to an account at Argentine Securities Commission in New York, United States, for which purpose the Company will make US dollars available to an account reported by the Argentine Securities Commission in said jurisdiction.

●
Modifications to the Terms of the Existing Notes: Considering that consent has been obtained for an amount greater than 90% of the existing notes capital, the Company has modified and replaced the following essential and non-essential terms and conditions of the existing notes.


By virtue of the implementation of the Proposed Non-Essential Modifications, the entire section of "Certain Commitments" and "Events of Default" is eliminated from the terms and conditions set forth in the prospectus supplements dated May 2, 2019 and dated July 25, 2019 corresponding to the existing notes.


Additionally, pursuant to the implementation of the Proposed Essential Modifications, the following terms and conditions of the Existing Notes are modified and replaced:

■
Expiration Date: It will be March 1, 2023.

■
Interest Payment Dates: will be the same dates reported for Class IX in the Notice of Results.


It is clarified that the terms and conditions of the Series I Notes not modified by the Proposed Essential Modifications and the Proposed Non-Essential Modifications will maintain their full validity.


The implementation of the Proposed Essential Modifications and Proposed Non-Essential Modifications were approved by the Board of Directors, on November 11, 2020.

●
Repayment Series I: In relation to the Exchange Offer ended on November 10, 2020, on November 12, 2020, IRSA made a partial repayment of Series I Notes for a Nominal Value of USD 178,5, after the partial repayment the Nominal Value under circulation was USD 3,1.

Loan to related party

On October 23, 2020, Dolphin Netherlands has granted a loan to Yad Leviim Ltd. in a principal amount of USD 16,250,000 at a rate interest of 5% per year. Then, on December 17, Dolphin Netherlands assigned the receivable to Tyrus S.A., partially canceling the current loan agreement between both companies. Yad Leviim Ltd. is a company controlling by Eduardo Elsztain.

IRSA Inversiones y Representaciones Sociedad Anónima

18. Provisions

The table below shows the movements in the Group's provisions categorized by type:

	Six months ended December 31, 2020					Year ended June 30, 2020
	Legal claims (i)	Investments in associates and joint ventures (ii)	Site dismantling and remediation	Other provisions	Total	Total
Beginning of period / year	2,990	19	536	3,050	6,595	16,677
Additions	51	-	22	(88)	(15)	571
Share of loss of associates	-	2	-	(1)	1	(8,942)
Incorporated by business combination	-	-	-	-	-	67
Recovery	(21)	(13)	-	-	(34)	(1,261)
Used during the period / year	(63)	-	-	(22)	(85)	(997)
Inflation adjustment	(46)	-	-	-	(46)	(81)
Deconsolidation	(2,468)	-	(521)	(2,672)	(5,661)	-
Currency translation adjustment	(196)	-	(37)	(267)	(500)	561
End of period / year	247	8	-	-	255	6,595
Non-current					120	3,671
Current					135	2,924
Total					255	6,595

(i) Additions and recovery are included in "Other operating results, net".
(ii) Corresponds to investments in New Lipstick and Puerto Retiro, companies that have negative equity. The increase and recovery is included in "Share of profit of associates and joint ventures ".
.
There were no significant changes to the processes mentioned in Note 18 to the Annual Financial Statements.

  19. Taxes

The details of the Group’s income tax, is as follows:

	December 31, 2020	December 31, 2019
Current income tax	10	(287)
Deferred income tax	(4,014)	(2,252)
Minimum presumed income tax	-	(181)
Income tax from continuing operations	(4,004)	(2,720)

Below is a reconciliation between income tax recognized and the amount which would result from applying the prevailing tax rate on profit before income tax for the six-month period ended December 31, 2020 and 2019:

	Six Months ended December 31, 2020	Six months ended December 31, 2019
Profit from continuing operations at tax rate applicable in the respective countries	(2,988)	358
Permanent differences:
Share of profit of associates and joint ventures	136	(625)
Unrecognized tax loss carryforwards	(1,184)	(1,597)
Inflation adjustment permanent difference	1,205	1,511
Tax rate differential	1,748	1,186
Non-taxable profit, non-deductible expenses and others	60	(286)
Fiscal transparency	-	119
Tax inflation adjustment	(2,981)	(3,386)
Income tax from continuing operations	(4,004)	(2,720)

IRSA Inversiones y Representaciones Sociedad Anónima

The gross movement in the deferred income tax account is as follows:

	December 31, 2020	June 30, 2020
Beginning of period / year	(52,019)	(62,344)
Currency translation adjustment	1,397	1,886
Incorporated by business combination	-	(1,039)
Deconsolidation	12,522	17,111
Charged / (Credited) to the revaluation surplus reserve	-	430
Revaluation surplus reserve	(70)	(109)
Deferred income tax charge	(3,793)	(7,954)
End of period / year	(41,963)	(52,019)
Deferred income tax assets	214	759
Deferred income tax liabilities	(42,177)	(52,778)
Deferred income tax liabilities, net	(41,963)	(52,019)

20. Revenues

	Six months ended December 31, 2020	Six months ended December 31, 2019
Rental and services income	4,187	8,568
Sales of trading properties and developments	645	623
Revenue from hotels operation and tourism services	119	1,725
Total Group’s revenues	4,951	10,916

21. Expenses by nature

The Group discloses expenses in the statements of income by function as part of the line items “Costs”, “General and administrative expenses” and “Selling expenses”. The following table provides additional disclosures regarding expenses by nature and their relationship to the function within the Group.

	Costs	General and administrative expenses	Selling expenses	Total as of December 31, 2020	Total as of December 31, 2019
Cost of sale of goods and services	576	-	-	576	404
Salaries, social security costs and other personnel expenses	874	466	51	1,391	1,980
Depreciation and amortization	159	69	1	229	318
Fees and payments for services	39	253	220	512	394
Maintenance, security, cleaning, repairs and others	583	103	1	687	1,291
Advertising and other selling expenses	164	-	10	174	453
Taxes, rates and contributions	158	46	471	675	768
Director´s fees	-	504	-	504	352
Leases and service charges	52	16	10	78	95
Allowance for doubtful accounts, net	-	-	22	22	122
Other expenses	24	58	1	83	177
Total as of December 31, 2020	2,629	1,515	787	4,931	-
Total as of December 31, 2019	4,006	1,590	758	-	6,354

IRSA Inversiones y Representaciones Sociedad Anónima

22. Cost of goods sold and services provided

	Total as of December 31, 2020	Total as of December 31, 2019
Inventories at the beginning of the period	14,209	11,984
Purchases and expenses	23,487	32,166
Capitalized finance costs	-	87
Currency translation adjustment	(4,270)	5,296
Disposals	(938)	(3,348)
Deconsolidation	(3,760)	(185)
Inventories at the end of the period	(1,597)	(10,295)
Total costs	27,131	35,705

The following table presents the composition of the Group’s inventories as of December 31, 2020 and June 30, 2020:

	Total as of December 31, 2020	Total as of June 30, 2020
Real estate	1,528	8,596
Telecommunications	-	2,023
Fruits	-	3,242
Others	69	348
Total inventories at the end of the period (*)	1,597	14,209

(*) Inventories include trading properties and inventories.

23. Other operating results, net

	Six months ended December 31, 2020	Six months ended December 31, 2019
Gain from disposal of subsidiary and associates	-	(8)
Donations	(62)	(70)
Lawsuits and other contingencies	(50)	(77)
Operating interest expense	(15)	49
Others	18	105
Total other operating results, net	(109)	(1)

24. Financial results, net

	Six months ended December 31, 2020	Six months ended December 31, 2019
Finance income:
- Interest income	48	144

- Dividend income	20	4
Total finance income	68	148
Finance costs:
- Interest expenses	(3,026)	(3,722)
- Loss on debt swap	(2)	(6)
- Other finance costs	(395)	(272)
Subtotal finance costs	(3,423)	(4,000)
Capitalized finance costs	256	88
Total finance costs	(3,167)	(3,912)
Other financial results:
- Fair value gain of financial assets and liabilities at fair value through profit or loss, net	3,767	(159)
- Exchange differences, net	(28)	(5,587)
- Gain from repurchase of negotiable obligations	(219)	86
- Gain from derivative financial instruments, net	(314)	(109)
- Other financial results	(42)	-
Total other financial results	3,164	(5,769)
- Inflation adjustment	1,171	331
Total financial results, net	1,236	(9,202)

25. Related party transactions

The following is a summary of the balances with related parties as of December 31, 2020 and June 30, 2019:

Item	December 31, 2020	June 30, 2020
Trade and other receivables	2,319	1,578
Investments in financial assets	1,896	1,895
Borrowings	(204)	(188)
Trade and other payables	(1,093)	(457)
Total	2,918	2,828

Related party	December 31, 2020	June 30, 2020	Description of transaction	Item
New Lipstick LLC	-	(92)	Loans obtained	Borrowings
	-	19	Reimbursement of expenses receivable	Trade and other receivable
Condor	237	322	Public companies securities	Trade and other receivable
	237	-	Loans granted	Trade and other receivable
	26	-	Dividends	Trade and other receivable
Real Estate Strategies LP	141	139	Reimbursement of expenses receivable	Trade and other receivable
PBS Real Estate Holdings S.R.L	-	566	Reimbursement of expenses receivable	Trade and other receivable
Other associates and joint ventures	9	146	Reimbursement of expenses receivable	Trade and other receivable
	-	-	Leases and/or rights of use payable	Trade and other payables
	(204)	(32)	Loans obtained	Borrowings
	-	10	Management fees	Trade and other receivable
	11	101	Leases and/or rights of use receivable	Trade and other receivable
	204	243	Dividends	Trade and other receivable
	(79)	(1)	Reimbursement of expenses receivable	Trade and other payables
Total associates and joint ventures	582	1,421
Cresud	(16)	(4)	Reimbursement of expenses receivable	Trade and other payables
	(451)	(294)	Corporate services receivable	Trade and other payables
	1,896	1,895	NCN	Investment in financial assets
	-	5	Leases and/or rights of use receivable	Trade and other payables
	(2)	(1)	Management fee	Trade and other payables
	(3)	(4)	Share based payments	Trade and other payables
Total parent company	1,424	1,597
Directors	(454)	(152)	Fees for services received	Trade and other payables
	-	5	Advances	Trade and other receivable

Yad Levim LTD	1,381	-	Loans granted	Trade and other receivable
Others (1)	(88)	(1)	Leases and/or rights of use receivable	Trade and other receivable
	-	(64)	Loans obtained	Borrowings
	73	-	Loans granted	Trade and other receivable
	-	22	Reimbursement of expenses receivable	Trade and other receivable
Total directors and others	912	(190)

(1) Includes CAMSA, Estudio Zang, Bergel & Viñes, Austral Gold, Fundación IRSA, Hamonet S.A., CAM Communication LP, Gary Gladstein and Fundación Museo de los Niños.

The following is a summary of the results with related parties for the six-month periods ended December 31, 2020 and 2019:

Related party	Six Months ended December 31, 2020	Six months ended December 31, 2019	Description of transaction
BACS	32	35	Leases and/or rights of use
Other associates and joint ventures	-	(5)	Financial operations
	(3)	18	Leases and/or rights of use
	(17)	18	Corporate services
Total associates and joint ventures	12	66
Cresud	17	8	Leases and/or rights of use
	(295)	(338)	Corporate services
	162	63	Financial operations
Total parent company	(116)	(267)
Directors	(504)	(351)	Fees and remunerations
Others (1)	-	(159)	Financial operations
Otras (1)	-	(18)	Donationd
	12	(23)	Fees and remuneration
Total others	(492)	(551)
Total at the end of the period	(596)	(752)

(1)
Includes Isaac Elsztain e Hijos, CAMSA. Hamonet S.A., Ramat Hanassi, Estudio Zang, Bergel y Viñes, Austral Gold, La Rural, New Lipstick, Condor, TGLT and Fundación IRSA.

The following is a summary of the transactions with related parties for the six-month periods ended December 31, 2020 and 2019:

Related party	Six Months ended December 31, 2020	Six months ended December 31, 2019	Description of the operation
Condor	-	35	Dividends received
Nuevo Puerto Santa Fe S.A.	-	34	Dividends received
Emco	-	20	Dividends received
Total dividends received	-	89
Cresud	350	451	Dividends granted
Helmir	-	11	Dividends granted
Total dividends distribution	350	462
Quality	19	35	Capital contributions
Manibil	-	105	Capital contributions
Puerto Retiro	8	-	Capitalized loan
Others	-	105	Capital contributions
Total capital contributions	27	245
TGLT S.A.	-	4,230	Purchase and exchange of shares
Total other transactions	-	4,230

IRSA Inversiones y Representaciones Sociedad Anónima

26. CNV General Resolution N° 622

As required by Section 1°, Chapter III, Title IV of CNV General Resolution N° 622, below there is a detail of the notes to the Unaudited Condensed Interim Consolidated Financial Statements that disclose the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 8 Investment properties and Note 9 Property, plant and equipment
Exhibit B - Intangible assets	Note 11 Intangible assets
Exhibit C - Investment in associates	Note 7 Investments in associates and joint ventures
Exhibit D - Other investments	Note 13 Financial instruments by category
Exhibit E – Provisions	Note 18 Provisions
Exhibit F - Cost of sales and services provided	Note 22 Cost of goods sold and services provided
Exhibit G - Foreign currency assets and liabilities	Note 27 Foreign currency assets and liabilities

27. Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities are as follows:

Item / Currency (1)	Amount (2)	Peso exchange rate (3)	Total as of 12.31.2020	Total as of 06.30.2020
Assets
Trade and other receivables
US Dollar	10	83.950	862	3,613
Euros	0	103.074	12	1,056
Receivables with related parties:
US Dollar	17	84.150	1,399	373
Total trade and other receivables			2,273	5,042
Investments in financial assets
US Dollar	0	83.950	11	4,318
Pounds	1	114.224	77	93
Nuevo Israel Shekel	19	26.174	489	-
Investments with related parties:
US Dollar	0	84.150	2	1,453
Total investments in financial assets			579	5,864
Cash and cash equivalents

US Dollar	5	83.950	393	15,602
Euros	0	103.074	1	1,854
Total cash and cash equivalents			394	17,456
Total Assets			3,246	28,362

Liabilities
Trade and other payables
US Dollar	4	84.150	357	15,809
Euros	-	103.530	-	366
Total Trade and other payables			357	16,175
Borrowings
US Dollar	188	84.150	15,837	73,019
Borrowings with related parties
US Dollar	11	84.150	946	422
Total Borrowings			16,783	73,441
Derivative financial instruments
US Dollar	0	84.150	1	114
Total derivative financial instruments			1	114
Lease liabilities
US Dollar	0	84.150	1	-
Total lease liabilities			1	-
Total Liabilities			17,142	89,730

(1) Considering foreign currencies those that differ from each Group’s subsidiaries functional currency at each period/year-end.
(2) Stated in millions of each foreign currency.
(3) Exchange rates as of December 31, 2020 according to Banco de la Nación Argentina.

28. Groups of assets and liabilities held for sale

As mentioned in Note 4.C. to the Annual Financial Statements, the Group had as of June 30, 2020 has certain assets and liabilities classified as held for sale. The following table presents the main ones:

	December 31, 2020	June 30, 2020
Property, plant and equipment	-	42,809
Intangible assets	-	1,634
Investments in associates	-	268
Deferred income tax assets	-	976
Investment properties	-	-
Income tax credits	-	-
Trade and other receivables	-	2,216
Cash and cash equivalents	-	2,048
Total assets held-for-sale	-	49,951
Trade and other payables	-	11,896
Salaries and social security liabilities	-	464
Employee benefits	-	463
Deferred income tax liabilities	-	2,341
Borrowings	-	11,457
Total liabilities held-for-sale	-	26,621
Total net assets held-for-sale	-	23,330

29. Results from discontinued operations

The results of the discontinued operations include the IDBD / DIC operations which were deconsolidated in the current period (see Note 4.E) and the results of the comparative periods have been reclassified.

	Six months ended December 31, 2020	Six months ended December 31, 2019
Revenues	30,197	63,420
Costs	(24,502)	(43,853)
Gross profit	5,695	19,567
Net loss from fair value adjustment of investment properties	(22)	(223)
General and administrative expenses	(3,476)	(5,443)
Selling expenses	(3,311)	(7,658)
Impairment of associates and joint ventures	-	(2,207)
Other operating results, net (1)	(2,078)	19,660
(Loss) / profit from operations	(3,192)	23,696
Share of profit / (loss) of associates and joint ventures	574	(608)
(Loss) / profit before financial results and income tax	(2,618)	23,088
Finance income	419	680
Finance cost	(5,506)	(12,016)
Other financial results	364	(1,015)
Financial results, net	(4,723)	(12,351)
(Loss) / profit before income tax	(7,341)	10,737
Income tax	221	(545)
(Loss) / profit from discontinued operations	(7,120)	10,192

(Loss) / profit for the period from discontinued operations attributable to:
Equity holders of the parent	(5,638)	1,864
Non-controlling interest	(1,482)	8,328
(Loss) / profit per share from discontinued operations attributable to equity holders of the parent:
Basic	(9.81)	3.24
Diluted	(9.81)	3.23

(1)
As of December 31, 2020 corresponds mainly to the loss of control of IDBD by ARS 3,209; As of December 31, 2019, it mainly corresponds to the result from the loss of control of Gav-Yam by ARS 21,962 and the fair value measurement of the remaining investment.

30. Other relevant events of the period

Economic context in which the company operates

The Company does business in a complex framework due to the macroeconomic conditions, whose main variables have recently shown high volatility, and also due to regulatory, social and political conditions, both at a national and international level.

Its operating income may be affected by fluctuations in the inflation index and the argentine peso exchange rate against other currencies, mainly the dollar, variations in interest rates which have an impact on the cost of capital, changes in government policies, capital control and other political or economic developments both locally and internationally.

In December 2019, a new coronavirus strain (SARS-COV-2), causing a severe acute respiratory syndrome (COVID-19), appeared in Wuhan, China. On March 11, 2020, the World Health Organization declared COVID-19 a pandemic. In response, countries have taken extraordinary actions intended to prevent the spread of the virus, including, travel bans, border shutdowns, closing of non-essential businesses, instructions to residents to practice social distancing and implementation of lockdowns, among others. The ongoing pandemic and these extraordinary governmental actions are affecting the worldwide economy and have rendered global financial markets highly volatile.

The first case of COVID-19 in Argentina was reported on March 3, 2020 and until January 29, 2021, more than 1,900,000 cases of infections had been confirmed in Argentina. As a result, the Argentine the National Government implemented a series of health measures of social, preventive and mandatory isolation at the national level that began on March 19, 2020 and extended several times, most recently until November 8, 2020 inclusive in the Metropolitan Area of Buenos Aires although it has been extended in some cities in the interior of the country. Among this measures, that affected the local economy, the following stand out: the extension of the public emergency in health matters, the total closure of borders, the suspension of international and domestic flights, the suspension of medium and long-distance land transport, the suspension of artistic and sports shows, closure of businesses not considered essential, including shopping malls and hotels.

These measures have significantly affected Argentine companies, which have faced drops in income and the deterioration of their flow of payments. In this context, the Argentine Government announced several actions intended to tackle the financial crisis of the companies adversely affected by the COVID-19 pandemic. In addition to the stagnation of the Argentine economy, there is an international crisis caused by the COVID-19 pandemic. In this scenario, a strong contraction of the Argentine economy was evidenced.

Additionally, the government is challenged to achieve a successful debt renegotiation with the International Monetary Fund (IMF). In the event that Argentina achieves a favourable result and agrees to restructure its debt with the IMF, this could have a positive impact on the Argentine economy in the medium and long term.

At the local environment, the following circumstances may be noted:

●
In November 2020, an indicator called “Monthly Estimator of Economic Activity” (“EMAE”) reported by the National Institute of Statistics and Censuses (“INDEC”), registered a variation of (3.7%) compared to the same month of 2019, and from 1,4% compared to the previous month.

●
The annual inflation reached 36.1% in 2020. The market expectations survey prepared by Central Bank in December 2020, called the Market Expectations Survey (“REM” in Spanish), estimates a retail inflation of 49.8% for 2021. The analysts who participate in the REM foresee that in 2021 economic activity will rebound in activity, reaching an economic growth of 5.5%.

●
In the period from December 2019 to December 2020, the argentine peso depreciated 40.5% compared to the US dollar at the average wholesale exchange rate quoted by Banco de la Nación Argentina. Given the exchange restrictions in force since August 2019, as of December 31, 2020 the exchange gap between the official peso/US dollar exchange rate and the peso/US dollar exchange rate offered in the black market is almost 70%. This has an impact on the level of economic activity and detrimentally affects the reserves of the of the Argentine Central Bank. In addition, the current foreign exchange restrictions or those that may be imposed in the future may impair the Company’s ability to access the Sole Free FX Market (Mercado Único Libre de Cambio or MULC) to purchase the currency required to meet its financial obligations.

COVID-19 PANDEMIC

As described above, the COVID-19 is having an adverse impact on both the global and the Argentine economy and the Company’s business.

Below follows a description of the expected effects of the COVID-19 pandemic on the Company as of the date of these financial statements:

●
Because of the social, preventive and obligatory lockdown, shopping malls throughout the country were closed since March 20, 2020, exclusively remaining operational those stores dedicated to activities considered essential such as pharmacies, supermarkets and banks. The reopening of shopping malls in the interior of the country began during the months of May, June, and July. In August 2020, the Arcos District, an open-air premium outlet in the city of Buenos Aires, was opened and in October 2020, the Group’s shopping malls in City and Greater Buenos Aires were reopened. From October to the date of these Financial Statements, all the Group's shopping malls are open operating with strict protocols that include reduced time to 8 hours and public restrictions, social distancing, among other safety and hygiene measures. The Entertainment category protocol is even more rigorous with closed cinemas in most cases. Although we hope to fully resume the activity in our shopping malls, the uncertainty of the situation could cause setbacks in the openings already made.
●
As a result of the shopping mall closings, the Company has decided to differ the invoicing and collection of the Monthly Guaranteed Amount (Valor Mensual Asegurado or V.M.A.) until September 30, 2020, with some exceptions, and not to collect the collective promotion fund during such period in an attempt to prioritize its long-term relationship with the lessees. Additionally, an increase in the delinquency rate of some lessees has been noticedAs a result of the above, the impact on shopping malls is a 82.4% decrease in income from rentals and services during the first quarter of fiscal year 2021 compared to the same period of last fiscal year, and a 12.6% increase compared to the immediately preceding quarter.
●
In relation rental of offices, although most of the tenants are working in the home office mode, they are operational with strict safety and hygiene protocols. To date, we have not evidenced a deterioration in collections.
●
La Rural, the Buenos Aires and Punta del Este Convention Centers and the DIRECTV Arena stadium, establishments that the Group owns directly or indirectly, have also been closed since March 20. All planned congresses were suspended, most of the fairs and conventions have been postponed, while the shows scheduled at the DIRECTV Arena stadium were mostly cancelled. The reopening date of these establishments is uncertain, as well as the future agenda of fairs, conventions and shows.
●
The Libertador hotel in the City of Buenos Aires and Llao Llao in the province of Río Negro have temporarily closed since the mandatory lockdown decreed in March 2020, while the Intercontinental Hotel in the City of Buenos Aires has worked only under a contingency and emergency plan. The reopening took place in November and December under strict protocols and, after closing, a recovery in occupancy was evidenced, mainly at the Llao Llao hotel. As a result of the foregoing, the impact on these financial statements is a 93% decrease in income in the first half of the 2021 fiscal year compared to the same period of the previous fiscal year.

In financial matters, the maturity of IRSA Series I notes for a nominal value of USD 181.5 falls within the period contemplated by communication “A” 7106 of the BCRA mentioned above. In this sense, IRSA presented a proposal to the BCRA in the corresponding terms and carried out an exchange operation through the payment in cash of USD 72.6 and the issuance of two new series of Notes: Series VIII and Series IX for a nominal value of USD 31.7 and USD 80.7 (including USD 6.5 of new subscriptions). The exchange offer was accepted by 98.3%.

In the next 12 months, IRSA faces the maturity of its Class III notes for a nominal value of ARS 247.8 (equivalent to USD 2.9) maturing on February 21, 2021, Class IV notes for a value USD 51.4 nominal value due on May 21, 2021, Class VI notes for a nominal value of ARS 335 (equivalent to USD 4.0) due July 21, 2021, Class VIII notes for a nominal value of USD 10.5 (33% of the capital) maturing on November 12, 2021, bank overdrafts for an equivalent of USD 27.6 and other bank debt for USD 13.7. For its part, IRSA PC has bank debt maturities for the approximate sum of USD 24.6.

It is important to mention that IRSA has approved with IRSA PC a credit line for up to the sum of USD 180 for 3 years, of which as of December 31, 2020 IRSA used approximately USD 62.6, leaving the balance available. Likewise, IRSA PC has a cash position and equivalents (including current financial investments) as of December 31, 2020 of approximately USD 84.9.

The final extent of the Coronavirus outbreak and its impact on the country's economy is unknown and difficult to fully predict. However, although it has produced significant short-term effects, they are not expected to affect business continuity and the Company’s ability to meet financial commitments for the next twelve months.

The Company is closely monitoring the situation and taking all necessary measures to preserve human life and the Group's businesses.

31. Subsequent events

After the end of the period and until the issuance of these Condensed Consolidated Interim Financial Statements, no other relevant events have occurred that could significantly affect these financial statements as of December 31, 2020.

Free translation from the original prepared in Spanish for publication in Argentina
REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders, President and Directors of
IRSA Inversiones y Representaciones Sociedad Anónima
Legal address: Carlos Della Paolera 261 - 9th floor
Autonomous City of Buenos Aires
Tax Registration Number: 30-52532274-9

Introduction
We have reviewed the accompanying unaudited condensed interim consolidated financial statements of IRSA Inversiones y Representaciones Sociedad Anónima and its subsidiaries (“the Company”), which comprise the unaudited condensed interim consolidated statement of financial position at December 31, 2020, the unaudited condensed interim consolidated statements of income and other comprehensive income for the six-month period and three-month period ended December 31, 2020, the interim consolidated statements of changes in shareholders’ equity and of cash flows for the six-month period then ended, and selected explanatory notes.

The balances and other information for the fiscal year ended on June 30, 2020 and its interim periods are an integral part of the financial statements mentioned above; therefore, they must be considered in connection with these financial statements.

Management’s responsibility
The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim consolidated financial statements in accordance with International Financial Reporting Standards, adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards and included by the National Securities Commission (CNV) in its regulations, as approved by the International Accounting Standards Board (IASB), and is therefore responsible for the preparation and presentation of the unaudited condensed interim consolidated financial statements mentioned in the first paragraph, in accordance with International Accounting Standard 34 Interim Financial Information (IAS 34).

Scope of our review
Our review was limited to the application of the procedures established under International Standards on Review Engagements ISRE 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity, adopted as a review standard in Argentina by Technical Pronouncement No. 33 of the FACPCE and approved by the International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists of inquiries of Company staff responsible for preparing the information included in the unaudited condensed interim consolidated financial statements and of analytical and other review procedures. This review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the consolidated statement of financial position and the consolidated statements of income and other comprehensive income and of cash flows of the Company.

Free translation from the original prepared in Spanish for publication in Argentina

Conclusion
On the basis of our review, nothing has come to our attention that causes us to believe that the unaudited condensed interim consolidated financial statements mentioned in the first paragraph of this report have not been prepared, in all material respects, in accordance with International Accounting Standard 34 Interim financial reporting.

Report on compliance with current regulations
In accordance with current regulations, we report, in connection with IRSA Inversiones y Representaciones Sociedad Anónima, that:

a)
the unaudited condensed interim consolidated financial statements of IRSA Inversiones y Representaciones Sociedad Anónima have not been transcribed into the Inventory and Balance Sheet book and, except for the above mentioned situation, as regards those matters that are within our competence, they are in compliance with the provisions of the General Companies Law and pertinent resolutions of the National Securities Commission;

b)
the unaudited condensed interim separate financial statements of IRSA Inversiones y Representaciones Sociedad Anónima arise from accounting records carried in all formal aspects in accordance with legal requirements;

c)
we have read the Business Summary (“Reseña Informativa”), on which we have no observations to make regarding matters that are within our competence;

d)
at December 31, 2020 the debt of IRSA Inversiones y Representaciones Sociedad Anónima accrued in favor of the Argentine Integrated Social Security System, as shown by the Company’s accounting records, amounted to ARS 343,613.02, which is not due at that date.

Autonomous City of Buenos Aires, February 12, 2021

/s/ PRICE WATERHOUSE & CO. S.R.L. (Partner)	/s/ ABELOVICH, POLANO & ASOCIADOS S.R.L. (Partner)
Name C.P.C.E.C.A.B.A. Vº 1 Fº 17 Walter Zablocky	Name C.P.C.E. C.A.B.A. T° 1 F° 30 José Daniel Abelovich
Title Public Accountant (UNLP)C.P.C.E.C.A.B.A. Vº 340 Fº 156	Title Contador Público (UBA) C.P.C.E. C.A.B.A. T° 102 F° 191

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Separate Financial Statements as of December 31, 2020 and for the six and three-month periods ended as of that date, presented comparatively

IRSA Inversiones y Representaciones Sociedad Anónima
Unaudited Condensed Interim Separate Statements of Financial Position
as of December 31, 2020 and June 30, 2020
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	12.31.2020	06.30.2020
ASSETS
Non-current assets
Investment properties	7	33,332	28,689
Property, plant and equipment	8	34	21
Trading properties	9	560	560
Intangible assets	10	86	86
Investments in subsidiaries, associates and joint ventures	6	74,969	79,654
Trade and other receivables	12	1,120	675
Total non-current assets		110,101	109,685
Current assets
Trading properties	9	366	1,146
Inventories		1	1
Trade and other receivables	12	846	2,008
Income tax and MPIT credit		3	4
Derivative financial instruments	11	-	1
Investments in financial assets	11	9	323
Cash and cash equivalents	11	54	2,642
Total current assets		1,279	6,125
TOTAL ASSETS		111,380	115,810
SHAREHOLDERS’ EQUITY
Shareholders' equity (according to corresponding statements)		70,634	67,114
TOTAL SHAREHOLDERS’ EQUITY		70,634	67,114
LIABILITIES
Non-current liabilities
Trade and other payables	13	5	92
Borrowings	14	17,965	4,697
Deferred income tax liabilities	15	11,313	8,904
Provisions	16	44	294
Total non-current liabilities		29,327	13,987
Current liabilities
Trade and other payables	13	1,494	1,431
Salaries and social security liabilities		3	10
Borrowings	14	9,868	33,224
Derivative financial instruments	11	17	2
Provisions	16	37	41
Lease liabilities		-	1
Total current liabilities		11,419	34,709
TOTAL LIABILITIES		40,746	48,696
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		111,380	115,810

The accompanying notes are an integral part of these Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Date	By:	/s/ Saúl Zang
Name Saúl Zang
Title Vicepresident I

IRSA Inversiones y Representaciones Sociedad Anónima
Unaudited Condensed Interim Separate Statements of Income and Other Comprehensive Income
for the six and three-month periods ended December 31, 2020 and 2019
 (All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

		Six month		Three month
	Note	12.31.2020	12.31.2019	12.31.2020	12.31.2019
Revenues	17	2,082	1,772	1,274	1,234
Costs	18	(1,255)	(1,373)	(618)	(1,091)
Gross profit		827	399	656	143
Net gain from fair value adjustment of investment properties	7	4,643	2,158	(3,458)	(1,500)
General and administrative expenses	18	(254)	(326)	(135)	(185)
Selling expenses	18	(52)	(108)	(39)	(46)
Other operating results, net	19	(708)	(615)	(704)	(594)
Profit from operations		4,456	1,508	(3,680)	(2,182)
Share of profit of subsidiaries, associates and joint ventures	6	(950)	205	(7,869)	(7,954)
Profit before financial results and income tax		3,506	1,713	(11,549)	(10,136)
Finance income	20	21	35	10	12
Finance costs	20	(1,682)	(2,095)	(707)	(1,060)
Other financial results	20	1,289	(1,845)	1,483	2,073
Inflation adjustment	20	(104)	255	272	823
Financial results, net		(476)	(3,650)	1,058	1,848
Profit / (loss) before income tax		3,030	(1,937)	(10,491)	(8,288)
Income tax	15	(2,409)	(842)	1,774	928
Profit / (loss) for the period		621	(2,779)	(8,717)	(7,360)

Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Share of other comprehensive loss of subsidiaries, associates and joint ventures		339	(195)	645	(86)
Currency translation adjustment of subsidiaries, associates and joint ventures		(3,111)	(3,183)	1,621	(2,005)
Total other comprehensive loss for the period (i)	6	(2,772)	(3,378)	2,266	(2,091)
Total comprehensive profit for the period		(2,151)	(6,157)	(6,451)	(9,451)

Profit / (loss) per share for the period
Basic		1.08	(4.83)	(15.16)	(12.80)
Diluted		1.07	(4.83)	(15.16)	(12.80)

 (i) Components of other comprehensive income have no impact on income tax.
  The accompanying notes are an integral part of these Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Date	By:	/s/ Saúl Zang
Name Saúl Zang
Title Vicepresident I

IRSA Inversiones y Representaciones Sociedad Anónima
Unaudited Condensed Interim Separate Statements of Changes in Shareholders’ Equity
for the six-month period ended December 31, 2020
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Share capital	Treasury shares	Inflation adjustment of Share Capital and Treasury Shares (1)	Share premium	Additional Paid-in capital from Treasury Shares	Legal reserve	CNV 609/12 Resolution reserve	Other reserves (2)	Retained earnings	Total Shareholders’ equity
Balance as of June 30, 2020	575	2	16,336	17,426	114	581	11,271	8,386	12,423	67,114
Profit for the period	-	-	-	-	-	-	-	-	621	621
Other comprehensive loss for the period	-	-	-	-	-	-	-	(2,772)	-	(2,772)
Shareholders’ meeting held as of 10.26.20	-	-	-	-	-	752	-	13,655	(14,407)	-
Dividend distribution in shares	-	-	-	-	-	-	-	-	(580)	(580)
Reserve for share-based payments	-	-	-	-	2	-	-	(2)	-	-
Changes in non-controlling interest	-	-	-	-	-	-	-	410	-	410
Other changes in subsidiaries` equity	-	-	-	-	-	-	-	5,841	-	5,841
Balance as of December 31, 2020	575	2	16,336	17,426	116	1,333	11,271	25,518	(1,943)	70,634

(1) Includes Ps. 1 of inflation adjustment of treasury shares. See Note 16 of Consolidated Financial Statements as of June 30, 2020.
(2) The composition of Other reserves of the Company as of December 31, 2020 is as follows:

	Cost of Treasury shares	Changes in non-controlling interest	Reserve for share-based payments	Reserve for future dividends	Currency translation adjustment reserve	Special reserve	Other reserves of subsidiaries	Total Other reserves
Balance as of June 30, 2020	(206)	(4,996)	236	2,028	(872)	12,458	(262)	8,386
Other comprehensive loss for the period	-	-	-	-	(3,111)	-	339	(2,772)
Shareholders’ meeting held as of 10.26.20	-	-	-	-	-	-	13,655	13,655
Reserve for share-based payments	1	-	(3)	-	-	-	-	(2)
Changes in non-controlling interest	-	410	-	-	-	-	-	410
Other changes in subsidiaries` equity	-	(60)	-	-	5,176	-	725	5,841
Balance as of December 31, 2020	(205)	(4,646)	233	2,028	1,193	12,458	14,457	25,518

                  The accompanying notes are an integral part of these Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Date	By:	/s/ Saúl Zang
Name Saúl Zang
Title Vicepresident I

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Separate Statements of Changes in Shareholders’ Equity
for the six-month period ended December 31, 2019
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Share capital	Treasury shares	Inflation adjustment of Share Capital and Treasury Shares (1)	Share premium	Additional Paid-in capital from Treasury Shares	Legal reserve	CNV 609/12 Resolution reserve	Other reserves (2)	Retained earnings	Total Shareholders’ equity
Balance as of June 30, 2019 (recast)	575	2	16,336	17,426	94	581	11,271	82,320	(72,453)	56,152
Adjustments of previous periods (IFRS 16 and 28)	-	-	-	-	-	-	-	-	(1,391)	(1,391)
Balance as of June 30, 2019 (recast)	575	2	16,336	17,426	94	581	11,271	82,320	(73,844)	54,761
Loss for the period	-	-	-	-	-	-	-	-	(2,779)	(2,779)
Other comprehensive loss for the period	-	-	-	-	-	-	-	(3,378)	-	(3,378)
Shareholders’ meeting held as of 10.30.19	-	-	-	-	-	-	-	(72,453)	72,453	-
Dividend distribution in shares	-	-	-	-	-	-	-	(707)	-	(707)
Changes in non-controlling interest	-	-	-	-	-	-	-	(208)	-	(208)
Other changes in subsidiaries` equity	-	-	-	-	-	-	-	-	26	26
Balance as of December 31, 2019	575	2	16,336	17,426	94	581	11,271	5,574	(4,144)	47,715

(1) Includes Ps. 1 of inflation adjustment of treasury shares. See Note 16 of Consolidated Financial Statements as of June 30, 2019.
(2) The composition of Other reserves of the Company as of December 31, 2019 is as follows:

	Cost of Treasury shares	Changes in non-controlling interest	Reserve for share-based payments	Reserve for future dividends	Currency translation adjustment reserve	Special reserve	Other reserves of subsidiaries	Total Other reserves
Balance as of June 30, 2019	(197)	(5.564)	248	2.028	317	85.617	(129)	82.320
Other comprehensive loss for the period	-	-	-	-	(3.183)	-	(195)	(3.378)
Reserve for share-based payments	7	-	(7)	-	-	-	-	-
Shareholders’ meeting held as of 10.30.19	-	-	-	-	-	(72.453)	-	(72.453)
Dividend distribution in shares	-	-	-	-	-	(707)	-	(707)
Changes in non-controlling interest	-	(208)	-	-	-	-	-	(208)
Balance as of December 31, 2019	(190)	(5.772)	241	2.028	(2.866)	12.457	(324)	5.574

The accompanying notes are an integral part of these Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Date	By:	/s/ Saúl Zang
Name Saúl Zang
Title Vicepresident I

IRSA Inversiones y Representaciones Sociedad Anónima
Unaudited Condensed Interim Separate Statements of Cash Flows
for the six-month period ended December 31, 2020 and 2019
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	12.31.2020	12.31.2019
Operating activities
Profit/ (Loss) for the period		621	(2,779)
Adjustments:
Income tax	15	2,409	842
Amortization and depreciation	18	6	4
Gain from disposal of trading properties		(833)	(404)
Financial results, net		(769)	4,740
(Decrease)/ Increase in trading properties	9	341	(915)
Net gain from fair value adjustment of investment properties	7	(4,643)	(2,158)
Share of profit of subsidiaries, associates and joint ventures	6	950	(205)
Gain from disposal of subsidiaries		672	603
Provisions and allowances		(15)	(39)
Decrease in salaries and social security liabilities		(7)	-
(Decrease)/ Increase in trade and other receivables		(34)	48
Increase in trade and other payables		1,270	1,120
Net cash flow generated from operating activities		(32)	857
Investing activities
Capital contributions to subsidiaries, associates and joint ventures	6	(398)	(2,141)
Issuance of capital		-	(105)
Acquisition of property, plant and equipment	8	(17)	-
Acquisition of intangible assets	10	(2)	(1)
Increase of investments in financial assets		(903)	(7,878)
Proceeds from sale of investments in financial assets		2,041	8,603
Increase in loans granted to subsidiaries, associates and joint ventures		-	(131)
Dividends received		-	711
Net cash flow generated from/ (used in) investing activities		721	(942)
Financing activities
Short-term loans obtained, net		1,426	1,590
Payment of loans		(333)	(523)
Interests paid		(1,921)	(1,762)
Loans obtained from subsidiaries, associates and joint ventures		9,884	2,833
Payment of loans from subsidiaries, associates and joint ventures		(33)	(788)
Payment of NCN		(15,241)	(12,396)
Issuance of NCN		2,971	9,452
Payments from derivative financial instruments		(27)	(33)
Net cash flow used in financing activities		(3,274)	(1,627)
Decrease in cash and cash equivalents, net		(2,585)	(1,712)
Cash and cash equivalents at the beginning of the period	11	2,642	60
Foreign exchange gain of cash and changes in fair value of cash equivalents		(3)	1,740
Cash and cash equivalents at the end of the period	11	54	88

Additional information
Currency translation adjustment		(3,111)	(3,183)
Other comprehensive loss of subsidiaries		339	(195)
Changes in non-controlling interest		410	(208)
Other changes in subsidiaries` equity		5,841	-
Increase in borrowings through an increase in trading properties		256	87
Increase in investments in associates and joint ventures through a decrease in dividends received		1,929	-
Dividends received through a decrease in borrowings of subsidiaries		6,196	-
Increase in investments in associates and joint ventures through a decrease in trade and other receivables		-	8
Decrease in investments in associates and joint ventures through a decrease in trade and other receivables		393	-
Decrease in investments in associates and joint ventures through an increase in financial assets		713	-
Dividends paid through a decrease in investments in associates and joint ventures		580	707
Issuance of NCN through of payment of loans		406	-

  The accompanying notes are an integral part of these Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Date	By:	/s/ Saúl Zang
Name Saúl Zang
Title Vicepresident I

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Separate Financial Statements
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.
General information and company’s business

IRSA Inversiones y Representaciones Sociedad Anónima (“IRSA” or “The Company”) was founded in 1943, it is primarily engaged in managing real estate holdings in Argentina since 1991.

IRSA is a corporation incorporated and domiciled in Argentina. The registered office is Bolívar 108, 1st. Floor, Buenos Aires, Argentina.

The Company owns, manages and develops, directly and indirectly through its subsidiaries, a portfolio of office and other rental properties in Buenos Aires. In addition, IRSA through its subsidiaries, associates and joint ventures manages and develops shopping malls and branded hotels across Argentina, and also office properties in the United States and in numerous markets and industry sectors in Israel, such as real estate, supermarkets, insurance, telecommunications, etc.
These Unaudited Condensed Interim Separate Financial Statements have been approved for issue by the Board of Directors on February 12, 2021.

2.
Basis of preparation of the Unaudited Condensed Interim Separate Financial Statements

2.1.
Basis of preparation

These financial statements have been prepared in accordance with IAS 34 “Interim financial reporting” and should therefore be read in conjunction with the Group's annual Consolidated Financial Statements as of June 30, 2020 prepared in accordance with IFRS. Also, these financial statements include additional information required by Law No. 19,550 and / or regulations of the CNV. Such information is included in the notes to these financial statements, as accepted by IFRS.

These financial statements for the interim periods of six month ended December 31, 2020 and 2019 have not been audited. Management considers that they include all the necessary adjustments to fairly present the results of each period. Intermediate period results do not necessarily reflect the proportion of the Group's results for the entire fiscal years.

IAS 29 "Financial Reporting in Hyperinflationary Economies" requires that the financial statements of an entity whose functional currency is one of a hyperinflationary economy be expressed in terms of the current unit of measurement at the closing date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. To do so, in general terms, the inflation produced from the date of acquisition or from the revaluation date, as applicable, must be calculated by non-monetary items. This requirement also includes the comparative information of the financial statements.

In order to conclude on whether an economy is categorized as highly inflationary in the terms of IAS 29, the standard details a series of factors to be considered, including the existence of an accumulated inflation rate in three years that approximates or exceed 100%. Accumulated inflation in Argentina in three years is over 100%. For that reason, in accordance with IAS 29, Argentina must be considered a country with a highly inflationary economy starting July 1, 2018.

In relation to the inflation index to be used and in accordance with FACPCE Resolution No. 539/18, it is determined based on the Wholesale Price Index (IPIM) until 2016, considering the average variation of the Consumer Price Index (CPI) of the Autonomous City of Buenos Aires for the months of November and December 2015, because during those two months there were no national IPIM measurements. Then, from January 2017, the National Consumer Price Index (National CPI) is considered. The table below presents the index for the period ended December 31, 2020, according to official statistics (INDEC) and following the guidelines described in Resolution 539/18.

Price variation	Quarter ended September 30, 2020	Quarter ended December 31, 2020	As of December 31, 2020 (accumulated six months)
	8%	11%	20%

IRSA Inversiones y Representaciones Sociedad Anónima

As a consequence of the aforementioned, these Unaudited Consolidated Financial Statements as of December 31, 2020 were restated in accordance with IAS 29.

2.2. Significant accounting policies

The accounting policies adopted in the preparation of these Unaudited Condensed Interim Separate Financial Statements are consistent with those applied in the Annual Financial Statements as of June 30, 2020. The main accounting policies are described in Note 2 of those Annual Financial Statements.

2.3.
Comparability of information

The amounts as of June 30, 2020 and December 31, 2019, which are disclosed for comparative purposes, arise from the financial statements at said dates restated in accordance with IAS 29 (note 2.1).

2.4.
Use of estimates

The preparation of Financial Statements at a certain date requires Management to make estimates and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these Unaudited Condensed Interim Separate Financial Statements. In the preparation of these Unaudited Condensed Interim Separate Financial Statements, the main significant judgments made by Management in applying the Company’s accounting policies and the major sources of uncertainty were the same that the Company used in the preparation of the Separate Financial Statements for the fiscal year ended June 30, 2020, described in Note 3 to those financial statements, except as indicated in Note 25.

3.
Seasonal effects on operations

See Note 3 to the Unaudited Condensed Interim Consolidated Financial Statements.

4.
Acquisitions and disposals

Significant acquisitions and disposals of the Company and/or its subsidiaries for the six-month period ended December 31, 2020 are detailed in Note 4 to the Unaudited Condensed Interim Consolidated Financial Statements.

5.
Financial risk management and fair value estimates

These Unaudited Condensed Interim Financial Statements do not include all the information and disclosures of the risk management, so they should be read together with the Annual Separate Financial Statements as of June 30, 2020. There has been no changes in the risk management or risk management policies applied by the Company since the end of the annual fiscal year. See notes to the Unaudited Condensed Interim Consolidated Financial Statements. Furthermore, there have been no transfers between the different hierarchies used to assess the fair value of the Company’s financial instruments.

6.
Information about the main subsidiaries, associates and joint ventures

The Company conducts its business through several operating and holding subsidiaries, associates and joint ventures. Its main subsidiaries include IRSA CP and Tyrus. The main associates include BHSA and New Lipstick. Its main joint ventures include Cyrsa S.A. and Puerto Retiro S.A.

The Company indirectly participated, until September 30, 2020, through Tyrus, in IDB Development Ltd. (“IDBD”) and Discount Investment Company Ltd (“DIC”). These companies have certain financial restrictions and agreements in relation to their financial debt, including their debentures and loans with banks and financial institutions. These commitments and other restrictions resulting from the indebtedness of IDBD and DIC (such as the pledges granted by IDBD over part of its shareholding in DIC) do not have recursive effects against IRSA, nor has IRSA guaranteed them with its assets, so the economic risk of IRSA is limited to the value of said investments.

IDBD's financial condition as of June 25, 2020 had a deficit in shareholders’ equity, ongoing negative cash flows from continuing operating activities and a low credit rating. IDBD´s cash flow required to meet its liabilities, including short-term liabilities is based on the financial support of its controlling shareholder (Dolphin Netherlands BV) and on the

IRSA Inversiones y Representaciones Sociedad Anónima

realization of assets which the realization date is not under IDBD´s control. As a result of the above, IDBD had into negotiations with its creditors in order to restructure its financial debt on more favorable terms. As a result, the Company recognized an impairment loss of Ps. 2,405 in its separate financial statements as of June 30, 2020, equivalent to the net value of its investment in IDBD and DIC as of that date.

As of June 30, 2020, the aggregate principal amount of the (i) IDBD Series 9 Bonds was NIS 901 million (“Series 9”), (ii) IDBD Series 14 Bonds was NIS 889 million collateralized by DIC shares owned directly or indirectly by IDBD representing 70% of the share capital of DIC (“Series 14”), (iii) IDBD Series 15 Bonds was NIS 238 million collateralized by shares of Clal representing 5% of the share capital of Clal (“Series 15”).

 As no agreement has been reached, on September 17, 2020, the Series 9 trustee submitted to the District Court in Tel-Aviv-Jaffa (the "Court") a petition to grant an order for the opening of proceedings for IDBD pursuant to the Insolvency and Economic Rehabilitation Law, 5778 – 2018 and to instruct the appointment of a trustee for IDBD pursuant to Section 43 and to grant the trustee any and all authority over the decision making of IDBD.

On September 21, 2020, the Series 14 bond holders approved the immediate fully payment of the remaining balances of such series.

On September 22, 2020, IDBD and Dolphin Netherlands B.V. submitted an initial response to the Petition, arguing that it was in the best interest of IDBD and its creditors to exhaust the negotiations among the controlling shareholder and its creditors during a short period with the aim to maximize the value of its assets, avoid costs and additional negative effects.

In addition, responses by the Series 14 trustee and the Series 15 trustee were filed requesting the enforcement of liens and the appointment of a receiver as well as an urgent hearing, which was scheduled for September 24, 2020.

On September 25, 2020, the Court resolved that IDBD is insolvent and therefore it resolved to grant all three orders requested and accordingly, issued an order for the initiation of proceedings and liquidation of IDBD, and appointed a liquidator to IDBD and interim receivers over the Pledged DIC and Clal Shares.

Under IFRS 10 “Consolidated Financial Statements” (“IFRS 10”), an investor controls an investee if and only if the investor has all the following: a) power over the investee; b) exposure, or rights, to variable returns from its involvement with the investee; and c) the ability to use its power over the investee to affect the amount of the investor’s returns. Based on the facts and circumstances outlined above, our management believes that, as from September 25, 2020, IRSA lost control over IDBD and DIC and consequently it has derecognized the reserves disclosed in other comprehensive income associated with said investments, recognizing a loss of Ps. 3,233 in the six-month period ended December 31, 2020.

Detailed below is the evolution of investments in subsidiaries, associates and joint ventures of the Company, for the six-month period ended December 31, 2020 and for the year ended June 30, 2020:

	12.31.2020	06.30.2020
Beginning of period / year	79,413	68,101
Adjustments of previous periods (IFRS 16 and IAS 28)	-	(1,565)
Share of (loss) / profit	(950)	12,929
Other comprehensive loss	(2,772)	(1,180)
Capital contributions (Note 21)	2,327	2,634
Changes in non-controlling interest	410	570
Dividends	(8,125)	(709)
Sale of interest	(1,175)	(1,250)
Other changes in subsidiaries’ equity	5,841	(117)
End of the period / year	74,969	79,413

(i)
Includes Ps. (241) reflecting interests in companies with negative equity as of June 30, 2020, which are disclosed in “Provisions” (see Note 16).

IRSA Inversiones y Representaciones Sociedad Anónima

Name of the entity	% ownership interest		Company´s interest in equity		Company’s interest in comprehensive income
	12.31.2020	06.30.2020	12.31.2020	06.30.2020	12.31.2020	12.31.2019
Subsidiaries
IRSA CP	78.07%	79.27%	62,326	68,451	3,208	148
Tyrus	100.00%	100.00%	3,028	(241)	(5,363)	(2,585)
Efanur	100.00%	100.00%	2,312	2,503	(192)	263
Ritelco S.A.	100.00%	100.00%	849	2,214	(1,325)	(53)
Inversora Bolívar S.A.	95.13%	95.13%	1,093	1,071	21	(283)
ECLSA	96.74%	96.74%	1,609	1,514	96	(283)
Palermo Invest S.A.	97.00%	97.00%	564	541	24	(274)
NFSA	76.34%	76.34%	431	488	(58)	25
Llao Llao Resort S.A.	50.00%	50.00%	401	412	(11)	(5)
HASAU	100.00%	100.00%	269	314	(62)	14
Liveck S.A.	9.30%	9.30%	65	64	(1)	(1)
Associates
BHSA (1) (2)	4.93%	4.93%	806	779	27	(223)
Manibil S.A.	49.00%	49.00%	623	638	(15)	-
BACS (2)	33.36%	33.36%	387	388	(1)	(9)
Joint ventures
IRSA - Galerías Pacífico S.A. - U.T.	50.00%	50.00%	151	225	(74)	92
Cyrsa S.A.	50.00%	50.00%	55	52	4	1
Total subsidiaries, associates and joint ventures			74,969	79,413	(3,722)	(3,173)

				Latest financial statements issued
Name of the entity	Location of business / Country of incorporation	Main activity	Common shares 1 vote	Share capital (nominal value)	Profit / (loss) for the period	Shareholders’ equity
Subsidiaries
IRSA CP	Argentina	Real estate	99,894,541	126	4,761	80,117
Tyrus	Uruguay	Investment	16,025,861,475	7,480	(2,308)	3,029
Efanur	Uruguay	Investment	132,181,770	131	(183)	2,312
Ritelco S.A.	Uruguay	Investment	94,369,151	94	(1,333)	849
Inversora Bolívar S.A.	Argentina	Investment	88,422,547	93	19	1,149
ECLSA	Argentina	Investment	77,316,130	80	97	1,659
Palermo Invest S.A.	Argentina	Investment	155,953,673	161	25	895
NFSA	Argentina	Hotel	38,068,999	50	(84)	737
Llao Llao Resort S.A.	Argentina	Hotel	73,580,206	147	(22)	801
HASAU	Argentina	Hotel	25,625,473	26	(63)	265
Liveck S.A.	Uruguay	Investment	41,855,579	415	(13)	420
Associates
BHSA (1) (2)	Argentina	Financial	73,939,835	1,500	539	16,342
Manibil S.A.	Argentina	Real estate	151,872,872	444	(30)	1,272
BACS (2)	Argentina	Financial	29,297,626	88	(3)	1,161
Joint ventures
IRSA - Galerías Pacífico S.A. - U.T.	Argentina	Hotel	500,000	1	(147)	303
Cyrsa S.A.	Argentina	Real estate	8,748,270	17	7	110

(1)
Considered significant. See Notes 7 and 8 to the Annual Consolidated Financial Statements. Preliminary information as of December 31, 2020 according to BCRA's standards. For the purpose of the valuation of the investments in the Company, figures as of December 31, 2020 have been considered, with the necessary IFRS adjustments. Share market price of Banco Hipotecario S.A as of December 31, 2020 amounts to Ps. 9,37. See Note 8 to the Consolidated Financial Statements as of June 30, 2020.
(2)
As mentioned in note 4 G. to the Consolidated Financial Statements, the Company, on December 22, 2020, sold 217,332,873 shares, that represents the 49% of the capital stock of Manibil SA. The operation was completed in February 2021, so the Company leaves the character of shareholder of that Company from that moment.

7.
Investment properties

Changes in the Company’s investment properties for the six-month period ended December 31, 2020 and for the year ended June 30, 2020 were as follows:

	Period ended December 31, 2020			Year ended June 30, 2020
	Rental properties	Undeveloped parcels of land	Total	Total
Fair value at the beginning of the period / year	4,231	24,458	28,689	17,835
Net gain from fair value adjustment	685	3,958	4,643	10,854
Fair value at the end of the period / year	4,916	28,416	33,332	28,689

IRSA Inversiones y Representaciones Sociedad Anónima

The following amounts have been recognized in the Statements of Comprehensive Income:

	12.31.2020	12.31.2019
Sale, rental and services´ income (Note 17)	38	38
Rental and services´ costs (Note18)	11	11
Cost of sales and developments (Note18)	24	22
Net unrealized gain from fair value adjustment of investment properties	4,643	2,158

Valuation techniques are described in Note 9 to the Consolidated Financial Statements as of June 30, 2020. There were no changes to the valuation techniques.

8.
Property, plant and equipment

Changes in the Company’s property, plant and equipment for the six-month period ended December 31, 2020 and for the year ended June 30, 2020 were as follows:

	Period ended December 31, 2020					Year ended June 30, 2020
	Buildings and facilities	Furniture and fixtures	Machinery and equipment	Vehicles	Total	Total
Costs	224	62	215	5	506	505
Accumulated depreciation	(208)	(62)	(210)	(5)	(485)	(478)
Net book amount at the beginning of the period / year	16	-	5	-	21	27
Additions	-	16	1	-	17	1
Depreciation (Note 18)	(1)	-	(3)	-	(4)	(7)
Balances at the end of the period / year	15	16	3	-	34	21
Costs	224	78	216	5	523	506
Accumulated depreciation	(209)	(62)	(213)	(5)	(489)	(485)
Net book amount at the end of the period / year	15	16	3	-	34	21

9.
Trading properties

Changes in the Company’s trading properties for the six-month period ended December 31, 2020 and for the year ended June 30, 2020 were as follows:

Year ended June 30, 2020

	Period ended December 31, 2020				Ye
	Completed properties	Undevelopedproperties	Properties under development	Total	Total
Beginning of the period / year	88	975	643	1,706	3,717
Additions	-	-	175	175	1,950
Capitalized finance costs	-	-	256	256	111
Disposals (Not 18)	-	(171)	(1,040)	(1,211)	(4,072)
End of the period / year	88	804	34	926	1,706
Non-current				560	560
Current				366	1,146
Total				926	1,706

10.
Intangible assets

Changes in Company’s intangible assets for the six -month period ended December 31, 2020 and for the year ended June 30, 2020 were as follows:

	Period ended December 31, 2020			Year ended June 30, 2020
	Computer software	Future units to be received from barters	Total	Total
Costs	41	67	108	105
Accumulated amortization	(22)	-	(22)	(18)
Net book amount at the beginning of the period / year	19	67	86	87
Additions	2	-	2	3
Amortization	(2)	-	(2)	(4)
Balances at the end of the period / year	19	67	86	86
Costs	43	67	110	108
Accumulated amortization	(24)	-	(24)	(22)
Net book amount at the end of the period / year	19	67	86	86

IRSA Inversiones y Representaciones Sociedad Anónima

11.           Financial instruments by category

This note presents financial assets and financial liabilities by category of financial instrument and a reconciliation to the corresponding line item in the Statements of Financial Position, as appropriate. Financial assets and liabilities measured at fair value are assigned based on their different levels in the fair value hierarchy. For further information, related to fair value hierarchy see Note 13 to the Consolidated Financial Statements as of June 30, 2020.

Financial assets and financial liabilities as of December 31, 2020 and June 30, 2020 are as follows:

	Financial assets at amortized cost (i)	Financial assets at fair value through profit or loss		Subtotal financial assets	Non-financial assets	Total
		Level 1	Level 2
December 31, 2020
Assets as per Statement of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 12)	1,195	-	-	1,195	783	1,978
Investments in financial assets:
- Mutual funds (ii)	-	9	-	9	-	9
Cash and cash equivalents:
- Cash at bank and on hand	54	-	-	54	-	54
Total	1,249	9	-	1,258	783	2,041

	Financial liabilities at amortized cost (i)	Financial liabilities at fair value through profit or loss		Subtotal financial liabilities	Non-financial liabilities	Total
		Level 1	Level 2
December 31, 2020
Liabilities as per Statement of Financial Position
Trade and other payables (Note 13)	810	-	-	810	689	1,499
Derivative financial instruments:
- Foreign-currency future contracts	-	-	17	17	-	17
Borrowings (Note 14)	27,833	-	-	27,833	-	27,833
Total	28,643	-	17	28,660	689	29,349

	Financial assets at amortized cost (i)	Financial assets at fair value through profit or loss		Subtotal financial assets	Non-financial assets	Total
		Level 1	Level 2
June 30, 2020
Assets as per Statement of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 12)	2,072	-	-	2,072	624	2,696
Investments in financial assets:
- Mutual funds (ii)	-	323	-	323	-	323
Derivative financial instruments:
- Swaps	-	-	1	1	-	1
Cash and cash equivalents:
- Cash at bank and on hand	13	-	-	13	-	13
- Short-term investments	1,115	1,514	-	2,629	-	2,629
Total	3,200	1,837	1	5,038	624	5,662

	Financial liabilities at amortized cost (i)	Financial liabilities at fair value through profit or loss	Subtotal financial liabilities	Non-financial liabilities	Total
		Level 2
June 30, 2020
Liabilities as per Statement of Financial Position
Trade and other payables (Note 13)	736	-	736	787	1,523
Derivative financial instruments:
- Foreign-currency future contracts	-	2	2	-	2
Borrowings (Note 14)	37,921	-	37,921	-	37,921
Total	38,657	2	38,659	787	39,446
(i)
The fair value of financial assets and liabilities at amortized cost does not differ significantly from their book value, except for borrowings (Note 14). The fair value of payables approximates their respective carrying amounts because, due to their short-term nature, the effect of discounting is not considered significant.
(ii)
See description of reprofiling of public debt instruments in Note 33 to the consolidated annual financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

As of December 31, 2020, there have been no changes to the economic or business circumstances affecting the fair value of the financial assets and liabilities of the Company.

12.          Trade and other receivables

Company’s trade and other receivables, as of December 31, 2020 and June 30, 2020 are comprised as follows:

	December 31, 2020	June 30, 2020
Sales, leases and services receivables	324	1,049
Less: Allowance for doubtful accounts	(12)	(13)
Total trade receivables	312	1,036
Borrowings granted, deposits and others	722	848
Advance payments	219	249
Tax credits	537	353
Prepaid expenses	6	16
Long-term incentive plan	15	18
Others	155	163
Total other receivables	1,654	1,647
Total trade and other receivables	1,966	2,683
Non-current	1,120	675
Current	846	2,008
Total	1,966	2,683

Movements on the Company’s allowance for doubtful accounts are as follows:

	December 31, 2020	June 30, 2020
Beginning of period /year	13	43
Additions	6	5
Disposals / Recoveries	(4)	(22)
Inflation adjustment	(3)	(13)
End of the period / year	12	13

The creation and release of the allowance for doubtful accounts have been included in “Selling expenses” in the Statements of Income (Note 18). Amounts charged to the allowance for doubtful accounts are generally written off, when there is no expectation of recovery.

13.
         Trade and other payables

Company’s trade and other payables as of December 31, 2020 and June 30, 2020 were as follows:

	December 31, 2020	June 30, 2020
Customers´ advances	682	775
Trade payables	637	605
Accrued invoices	133	115
Tenant deposits	1	1
Total trade payables	1,453	1,496
Director´s fees	23	-
Long-term incentive plan	13	16
Tax amnesty plans	1	2
Other tax payables	5	9
Other	4	-
Total other payables	46	27
Total trade and other payables	1,499	1,523
Non-current	5	92
Current	1,494	1,431
Total	1,499	1,523

14. Borrowings

Company’s borrowings as of December 31, 2020 and June 30, 2020 are comprised as follows:

IRSA Inversiones y Representaciones Sociedad Anónima

	Book value as of 12.31.2020	Book value as of 06.30.2020	Fair value as of 12.31.2020	Fair value as of 06.30.2020
NCN	14,141	26,463	14,257	26,680
Bank loans	1,457	1,726	1,457	1,726
Related parties (Note 21)	9,995	8,500	9,995	8,578
Bank overdrafts	2,240	1,232	2,240	1,232
Total borrowings	27,833	37,921	27,949	38,216
Non-current	17,965	4,697
Current	9,868	33,224
Total	27,833	37,921

15. Currents and deferred income tax

The charge for the Company’s income tax is comprised as follows:

	12.31.2020	12.31.2019
Deferred income tax	(2,409)	(662)
Income MPIT	-	(180)
Income tax	(2,409)	(842)

Below is a reconciliation between income tax recognized and the amount which would arise from applying the prevailing tax rate on profit before income tax for the six-month periods ended December 31, 2020 and 2019:

	12.31.2020	12.31.2019
Net income at tax rate (i)	(909)	581
Permanent differences:
Share of profit of subsidiaries, associates and joint ventures	(487)	37
Income tax rate differential	280	(117)
Difference between provision and tax return	65	37
Tax loss carryfowards´ allowance	(1,120)	(1,502)
Inflation adjustment for tax purposes	(1,779)	(1,756)
Inflation adjustment	1,506	2,069
Non deductible expenses and others	35	(11)
Income tax	(2,409)	(662)
Forecast Income MPIT	-	(180)
Income tax	(2,409)	(842)

(1) Income tax rate in effect in Argentina as of December 31, 2020 and 2019 was 30%.

The gross movement on the deferred income tax account is the following:

	12.31.2020	06.30.2020
Beginning of the period / year	(8,904)	(8,030)
Income tax charge	(2,409)	(874)
End of the period / year	(11,313)	(8,904)

 Law No. 27,541 of solidarity and productive revival in the framework of Argentine public emergency, published on December 23, 2019 introduced some modifications to different taxes and the creation of the tax for an Inclusive Selfless Argentina (PAIS).

The main modifications affecting the Group in relation to income tax are the following:

1)
In the first and second fiscal year beginning after January 1, 2018 (namely, for the Group’s fiscal years beginning on July 1, 2019 and 2020), the gain or loss resulting from tax inflation adjustment will be charged by one sixth in the determination exercise and the remaining five sixths in the following fiscal years;

2)
The tax rate applicable to companies for the third fiscal year beginning after January 1, 2018 was increased from 25% to 30% (namely, for the Group’s fiscal years beginning on July 1, 2019)

16. Provisions

IRSA Inversiones y Representaciones Sociedad Anónima

  The table below presents the changes in the Company's provisions:

	Period ended December 31, 2020			Year ended June 30, 2020
	Investments in subsidiaries, associates and joint ventures	Labor, legal and other claims (i)	Total	Total
Beginning of period / year	241	94	335	73
Additions	-	29	29	296
Decrease	(241)	(16)	(257)	(7)
Utilization	-	(10)	(10)	(1)
Inflation adjustment	-	(16)	(16)	(26)
End of period / year	-	81	81	335
Non current			44	294
Current			37	41
Total			81	335

(i)
Additions and decreases are included in "Other operating results, net” (Note 19).

17. Revenues

	12.31.2020	12.31.2019
Sale of trading properties	2,044	1,734
Rental income, averaging of scheduled rental escalation and expense reimbursements	32	34
Property management fees	6	4
Sales, rental and services´ income	2,082	1,772

18. Expenses by nature

The Company discloses expenses in the Statements of Income and Other Comprehensive Income by function as part of the line items “Costs”, “General and administrative expenses” and “Selling expenses”. The following table provides additional disclosure regarding expenses by nature and their relationship to the function within the Company.

	Costs (i)	General and administrative expenses	Selling expenses	12.31.2020	12.31.2019
Cost of sales of trading properties (Note 9)	1,211	-	-	1,211	1,330
Salaries, social security costs and other personnel expenses	2	118	2	122	144
Taxes, rates and contributions	14	-	44	58	95
Fees and payments for services	1	35	2	38	54
Director´s fees (Note 21)	-	50	-	50	86
Maintenance, security, cleaning, repairs and others	23	19	-	42	40
Traveling, transportation and stationery expenses	-	8	-	8	22
Leases and services’ charges	3	12	-	15	20
Advertising and other selling expenses	-	-	2	2	5
Bank charges	-	7	-	7	7
Amortization and depreciation (Note 8 and 10)	1	5	-	6	4
Allowance for doubtful accounts (charge and recovery, net) (Note 12)	-	-	2	2	-
Total expenses by nature as of 12.31.2020	1,255	254	52	1,561	-
Total expenses by nature as of 12.31.2019	1,373	326	108	-	1,807

(1)
For the six-month period ended December 31, 2020, includes Ps. 11 of rental and services costs and Ps. 1.244 of costs of sales and developments, of which Ps. 24 corresponds to investment properties and Ps. 1.220 to trading properties. For the six-month period ended December 31, 2019, includes Ps. 11 which correspond to rental and services costs; Ps. 1.362 to costs of sales and developments, of which Ps.32 corresponds to investment properties and Ps. 1.330 to trading properties.

19. Other operating results, net

	12.31.2020	12.31.2019
Lawsuits and other contingencies (i)	(12)	(8)
Donations	(31)	(23)
Operating interest expense	4	5
Others	3	14
Loss of sale of subsidiaries, associates and joint ventures	(672)	(603)
Total other operating results, net	(708)	(615)

(i)
Includes legal costs and expenses.

IRSA Inversiones y Representaciones Sociedad Anónima

20. Financial results, net

	12.31.2020	12.31.2019
Interest income	21	35
Total finance income	21	35
Interest expense	(1,802)	(2,078)
Other finance costs	(136)	(104)
Subtotal finance costs	(1,938)	(2,182)
Capitalized finance costs	256	87
Total finance costs	(1,682)	(2,095)
Net exchange difference	(541)	(1,952)
Net gain from changes in fair value of financial assets	1,915	195
Loss from derivative financial instruments, net	(43)	(87)
Loss from repurchase of non-convertible notes	-	(1)
Other financial results	(42)	-
Total other financial results	1,289	(1,845)
Inflation adjustment	(104)	255
Total financial results, net	(476)	(3,650)

21.  Related party transactions

The following is a summary of the balances with related parties as of December 31, 2020 and June 30, 2020:

Item	December 31, 2020	June 30, 2020
Trade and other receivables	1,043	1,825
Trade and other payables	(1,151)	(1,263)
Borrowings	(9,995)	(8,500)
Total	(10,103)	(7,938)

(1)
It includes AL GOLF Center S.A., Panamerican Mall S.A, Emprendimiento Recoleta S.A., Quality Invest S.A., Puerto Retiro, Arcos del Gourmet S.A., Inversora Bolívar S.A., y Nuevo Puerto Santa Fe.
(2)
It includes Consultores Asset Management S.A., Chacabuco 175 S.R.L. y Dolphin Fund Ltd.

IRSA Inversiones y Representaciones Sociedad Anónima

Related party	December 31, 2020	June 30, 2020	Operation description	Item
Cresud	(1)	(1)	Long-term incentive plan payable	Trade and other payables
	(769)	-	Non-Convertible Notes	Borrowings
	(101)	(77)	Corporate services payable	Trade and other payables
	(16)	(3)	Reimbursement of expenses payable	Trade and other payables
	4	5	Leases receivable	Trade and other receivables
	(2)	(1)	Management fee	Trade and other payables
Total parent company	(885)	(77)
IRSA CP	(485)	(750)	Reimbursement of expenses receivable	Trade and other payables
	109	737	Reimbursement of expenses receivable	Trade and other receivables
	(19)	(12)	Leases and rights of use payable	Trade and other payables
	(2,753)	(4,437)	Non-Convertible Notes	Borrowings
	(5,445)	(3,131)	Loans received	Borrowings
	(93)	(68)	Corporate services payable	Trade and other payables
	(12)	(15)	Long-term incentive plan payable	Trade and other payables
	(6)	(12)	Reimbursement of expenses payable	Trade and other payables
	-	(1)	Commissions	Trade and other payables
	(9)	-	Leases payable	Trade and other payables
	(168)	(169)	Other liabilities	Trade and other payables
Tyrus	464	462	Borrowings granted	Trade and other receivables
	1	1	Reimbursement of expenses receivable	Trade and other receivables
ECLSA	194	323	Borrowings granted	Trade and other receivables
	107	129	Dividends receivable	Trade and other receivables
Panamerican Mall S.A.	1	1	Long-term incentive plan receivable	Trade and other receivables
Efanur	(117)	(117)	Loans received	Borrowings
Torodur S.A.	(593)	(492)	Non-Convertible Notes	Borrowings
Ritelco S.A.	(34)	(33)	Loans received	Borrowings
NFSA	(35)	(38)	Loans received	Borrowings
	14	6	Management fees receivables	Trade and other receivables
Fibesa S.A.	13	15	Long-term incentive plan receivable	Trade and other receivables
	(47)	-	Loans received	Borrowings
Real Estate Investment Group VII LP	(29)	(29)	Loans received	Borrowings
Palermo Invest S.A.	12	15	Dividends receivable	Trade and other receivables
	1	-	Contributions to integrate	Trade and other receivable
	20	20	Borrowings granted	Trade and other receivables
HASAU	2	2	Hotel services receivable	Trade and other receivables
	-	(34)	Loans received	Borrowings
Llao Llao Resorts S.A.	3	3	Hotel services receivable	Trade and other receivables
	-	1	Reimbursement of expenses receivable	Trade and other receivables
New Lipstick	20	20	Reimbursement of expenses receivable	Trade and other receivables
Lipstick Management LLC	(94)	(92)	Loans received	Borrowings
Cyrsa S.A.	(32)	(33)	Loans received	Borrowings
Inversora Bolívar S.A.	10	11	Dividends receivable	Trade and other receivables
	13	1	Contributions to integrate	Trade and other receivables
	39	38	Borrowings granted	Trade and other receivables
Liveck S.A.	1	-	Borrowings granted	Trade and other receivables
Banco Hipotecario S.A	(1)	(1)	Leases and rights of use payable	Trade and other payables
IRSA – Galerías Pacífico S.A. - U.T.	(126)	(151)	Other liabilities	Trade and other payables
Emprendimiento Recoleta S.A	1	1	Long-term incentive plan receivable	Trade and other receivables
TGLT S.A.	(84)	-	Other liabilities	Trade and other payables
Others subsidiaries, associates and joint ventures (1)	3	3	Reimbursement of expenses receivable	Trade and other receivables
	1	1	Long-term incentive plan receivable	Trade and other receivables
Total subsidiaries, associates and joint ventures	(9,153)	(7,825)
Directors	(23)	-	Fees	Trade and other payables
	-	6	Advances granted	Trade and other receivables
	5	5	Borrowings granted	Trade and other receivables
Total directors	(18)	11
Consultores Asset Management S.A.	-	16	Reimbursement of expenses receivable	Trade and other receivables
BHN Vida S.A.	-	(64)	Non-Convertible Notes	Borrowings
	-	1	Reimbursement of expenses receivable	Trade and other receivables
	(16)	-	Non-Convertible Notes	Borrowings
	(5)	-	Reimbursement of expenses payable	Trade and other payables
	(31)	-	Surety	Borrowings
	4	-	Other credits	Trade and other receivables
Estudio Zang, Bergel y Viñes Abogados	-	(2)	Legal Services	Trade and other payables
Others subsidiaries, associates and joint ventures (2)	1	2	Reimbursement of expenses receivable	Trade and other receivables
Total others	(47)	(47)
Total	(10,103)	(7,938)

IRSA Inversiones y Representaciones Sociedad Anónima

The following is a summary of the results with related parties for the six-month period ended December 31, 2020 and 2019:

Related party	December 31, 2020	December 31, 2019	Operation description
Cresud	12	4	Leases and/or rights of use
	(38)	-	Financial operations
	(72)	(80)	Corporate services
Total parent company	(98)	(76)
IRSA CP	482	(671)	Financial operations
	(21)	(46)	Corporate services
	(3)	-	Leases and/or rights of use
ECLSA	4	27	Financial operations
Ritelco	-	(4)	Financial operations
Efanur	(1)	(14)	Financial operations
Tyrus	6	56	Financial operations
Lipstick	1	(11)	Financial operations
REIG VII	-	(1)	Financial operations
Torodur	(41)	(74)	Financial operations
Palermo Invest	-	(4)	Financial operations
Others subsidiaries, associates and joint ventures (1)	7	5	Fees
Total subsidiaries, associates and joint ventures	434	(737)
Directors	(50)	(86)	Fees
Senior Management	(4)	(5)	Fees
Total Directors and Senior Managment	(54)	(91)
Fundación IRSA	(9)	(18)	Donations
Museo de los niños	(13)	-	Donations
Estudio Zang, Bergel & Viñes	(8)	(4)	Fees
BHN Vida S.A.	3	-	Financial operations
Others subsidiaries, associates and joint ventures (2)	1	4	Leases and/or rights of use
	(3)	(7)	Donations
Total others	(29)	(25)
Total at the end of the period	253	(929)

(1)
It includes ECLASA, Nuevas Fronteras S.A., HASAU, e Inversora Bolívar S.A.
(2)
It includes Puerta 18, Austral Gold Argentina S.A., Hamonet S.A., y Consultores Asset Management S.A.

The following is a summary of the transactions with related parties without impact in results for the six-month period ended December 31, 2020 and 2019:

Sociedad relacionada	December 31, 2020	December 31, 2019	Operation description
IRSA CP	(8,125)	(241)	Dividends distribution
Cresud	-	(438)	Dividends distribution
Helmir S.A.	-	(27)	Dividends distribution
Total distribution of dividends	(8,125)	(706)
Tyrus	(2,307)	(2,120)	Contributions granted
HASAU	(17)	-	Contributions granted
Liveck S.A.	(3)	(105)	Contributions granted
Manibil S.A.	-	(22)	Contributions granted
Total contributions to subsidiaries	(2,327)	(2,247)

IRSA Inversiones y Representaciones Sociedad Anónima

22. Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities are as follows:

Item (1)	Amount (2)	Foreign exchange rate (3)	Total as of 12.31.2020	Total as of 06.30.2020
Assets
Trade and other receivables
US Dollar	3.32	83.950	279	339
Euros	0.11	103.074	11	10
Receivables with related parties
US Dollar	8.99	84.150	756	869
Total Trade and other receivables			1,046	1,218
Investments in financial assets
US Dollar	0.11	83.950	9	9
Total Investments in financial assets			9	9
Derivative financial instruments
US Dollar	-	-	-	1
Total Derivative financial instruments			-	1
Cash and cash equivalents
US Dollar	0.63	83.950	53	11
Total Cash and cash equivalents			53	11
Total Assets			1,108	1,239

Liabilities
Trade and other payables
US Dollar	0.29	84.150	24	128
Payables with related parties
US Dollar	3.20	84.150	270	173

Total Trade and other payables			294	301
Lease liabilities
US Dollar	-	-	-	1
Total Lease liabilities			-	1
Borrowings
US Dollar	180.40	84.150	15,181	27,888
Borrowings with related parties
US Dollar	52.43	84.150	4,412	8,386
Total Borrowings			19,593	36,274
Total Liabilities			19,887	36,576

(1)
Considering foreign currencies those that differ from Group’s functional currency at each period / year.
(2)
Expressed in millions of foreign currency.
(3)
Exchange rate as of December 31, 2020 according to Banco de la Nación Argentina records.

23.
CNV General Resolution N° 622/13

As required by Section 1°, Chapter III, Title IV of CNV General Resolution N° 622/13, below is a detail of the notes to the Unaudited Condensed Interim Separate Financial Statements that disclose the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 7 Investment properties and Note 8 Property, plant and equipment
Exhibit B - Intangible assets	Note 10 Intangible assets
Exhibit C - Equity investments	Note 6 Information about the main subsidiaries, associates and joint ventures
Exhibit D - Other investments	Note 11 Financial instruments by category
Exhibit E - Provisions	Note 12 Trade and other receivables and Note 16 Provisions
Exhibit F - Cost of sales and services provided	Note 9 Trading properties and Note 18 Expenses by nature
Exhibit G - Foreign currency assets and liabilities	Note 22 Foreign currency assets and liabilities

IRSA Inversiones y Representaciones Sociedad Anónima

24.
     CNV General Resolution N° 629/14 – Storage of documentation

On August 14, 2014, the CNV issued General Resolution N° 629 whereby it introduced amendments to rules related to storage and conservation of corporate books, accounting books and commercial documentation. In this sense, it should be noted that the Company has entrusted the storage of certain non-sensitive and old information to the following provider:

Storage of documentation responsible	Location
Iron Mountain Argentina S.A.	Av. Amancio Alcorta 2482, Autonomous City of Buenos Aires
Pedro de Mendoza 2143, Autonomous City of Buenos Aires
Saraza 6135, Autonomous City of Buenos Aires
Azara 1245, Autonomous City of Buenos Aires
Polígono industrial Spegazzini, Autopista Ezeiza Km 45, Cañuelas, Province of Buenos Aires
Cañada de Gómez 3825, Autonomous City of Buenos Aires

It is further noted that a detailed list of all documentation held in custody by providers, as well as documentation required in section 5 a.3) of Section I, Chapter V, Title II of the CNV RULES (2013 as amended) are available at the registered office.

On February 5, 2014 there was a widely known accident in Iron Mountain’s warehouse. Such company is a supplier of the Company and Company’s documentation was being kept in the mentioned warehouse. Based on the internal review carried out by the Company, duly reported to the CNV on February 12, 2014, the information kept at the Iron Mountain premises that were on fire do not appear to be sensitive or capable of affecting normal operations.

25.
Economic context in which the Company operates

See Note 30 to the Unaudited Condensed Interim Consolidated Financial Statements.

26.
Subsequent events

Subsequent to the end of the period and until the issuance of the Condensed Interim Consolidated Separate Statements, no other relevant events have occurred that could significantly affect these Condensed Interim Separate Statements as of December 31, 2020.

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations and Section 12,
Chapter III, Title IV of the National Securities Commission Regulations
Statement of Financial Position as of December 31, 2020
(Stated in millions)
Free translation from the original prepared in Spanish for publication in Argentina

1.
Specific and significant systems that imply contingent lapsing or rebirth of benefits envisaged by such provisions.

None.

2.
Significant changes in the Company´s activities or other similar circumstances that occurred during the fiscal years included in the financial statements, which affect their comparison with financial statements filed in previous fiscal years, or that could affect those to be filed in future fiscal years.

See Note 2.3.

3.
Receivables and liabilities by maturity date.

Items		Past due	Without term	Without term	To be due
		12.31.20	Current	Non-current	Up to 3 months	From 3 to 6 months	From 6 to 9 months	From 9 to 12 months	From 1 to 2 years	From 2 to 3 years	Total
Accounts receivables	Trade and other receivables	50	361	7	274	33	37	91	1,113	-	1,966
	Total	50	361	7	274	33	37	91	1,113	-	1,966
Liabilities	Trade and other payables	401	-	-	305	6	4	778	5	-	1,499
	Borrowings	-	-	-	3,168	4,893	520	1,287	10,012	7,953	27,833
	Salaries and social security liabilities	2	1	-	-	-	-	-	-	-	3
	Provisions	-	37	44	-	-	-	-	-	-	81
	Total	403	38	44	3,473	4,899	524	2,065	10,017	7,953	29,416

4.a.
Breakdown of accounts receivable and liabilities by maturity and currency.

		Current			Non-current			Totals
	Items	Local currency	Foreign currency	Total	Local currency	Foreign currency	Total	Local currency	Foreign currency	Total
Accounts receivables	Trade and other receivables	458	388	846	462	658	1,120	920	1,046	1,966
	Total	458	388	846	462	658	1,120	920	1,046	1,966
Liabilities	Trade and other payables	1,200	294	1,494	5	-	5	1,205	294	1,499
	Borrowings	3,863	6,005	9,868	4,377	13,588	17,965	8,240	19,593	27,833
	Salaries and social security liabilities	3	-	3	-	-	-	3	-	3
	Provisions	37	-	37	44	-	44	81	-	81
	Total	5,103	6,299	11,402	4,426	13,588	18,014	9,529	19,887	29,416

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations and Section 12,
Chapter III, Title IV of the National Securities Commission Regulations
Statement of Financial Position as of December 31, 2020
(Stated in millions)
Free translation from the original prepared in Spanish for publication in Argentina

4.b.
Breakdown of accounts receivable and liabilities by adjustment clause.

    On December 31, 2020 there are no receivables and liabilities subject to adjustment clause.

4.c.
Breakdown of accounts receivable and liabilities by interest clause

Items		Current				Non-current				Accruing interest		Non-accuing interest	Total
		Accruing interest		Non-accruing interest (*)	Total	Accruing interest		Non-accruing interest (*)	Total
		Fixed rate	Floating rate			Fixed rate	Floating rate			Fixed rate	Floating rate
Accounts receivables	Trade and other receivables	269	-	577	846	658	-	462	1,120	927	-	1,039	1,966
	Total	269	-	577	846	658	-	462	1,120	927	-	1,039	1,966
Liabilities	Trade and other payables	-	-	1,494	1,494	1	-	4	5	1	-	1,498	1,499
	Borrowings	9,858	-	10	9,868	17,965	-	-	17,965	27,823	-	10	27,833
	Salaries and social security liabilities	-	-	3	3	-	-	-	-	-	-	3	3
	Provisions	-	-	37	37	-	-	44	44	-	-	81	81
	Total	9,858	-	1,544	11,402	17,966	-	48	18,014	27,824	-	1,592	29,416

(*) Includes the balance as of 12.31.2020 of the interest payable corresponding to the loans.

RSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations and Section 12,
Chapter III, Title IV of the National Securities Commission Regulations
Statement of Financial Position as of December 31, 2020
(Stated in millions)
Free translation from the original prepared in Spanish for publication in Argentina

5.
Related parties.

a.
Interest in related parties:

Name of the entity	% ownership interest of the Group
Entity's with direct ownership interest of IRSA:
IRSA CP	79.27%
E-commerce Latina S.A.	96.74%
Efanur S.A.	100.00%
Hoteles Argentinos S.A.U.	100.00%
Inversora Bolívar S.A.	95.13%
Llao Llao Resort S.A.	50.00%
Nuevas Fronteras S.A.	76.34%
Palermo Invest S.A.	97.00%
Ritelco S.A.	100.00%
Tyrus S.A.	100.00%
Liveck S.A.	9.30%

b.
Related parties debit/credit balances. See Note 21 to the Unaudited Condensed Interim Separate Financial Statements.

6.
Loans to Directors.

See Note 21 to the Unaudited Condensed Interim Separate Financial Statements.

7.
Physical inventory.

In view of the nature of the inventories, no physical inventories are performed and there are no slow turnover assets.

8.
Current values.

See Notes 7, 8 and 10 to the Unaudited Condensed Interim Separate Financial Statements.

9.
Appraisal revaluation of property, plant and equipment.

None.

10.
Obsolete unused property, plant and equipment.

None.

11.
Equity interest in other companies in excess of that permitted by section 31 of law N° 19,550.

None.

12.
Recovery values.

See Notes 6, 7, 8 and 10 to the Unaudited Condensed Interim Separate Financial Statements.

RSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations and Section 12,
Chapter III, Title IV of the National Securities Commission Regulations
Statement of Financial Position as of December 31, 2020
(Stated in millions)
Free translation from the original prepared in Spanish for publication in Argentina
13.
Insurances.

Insured Assets.

Real Estate	Insured amounts (1)	Accounting values	Risk covered
Bouchard 551	1	310	All operational risk with additional coverage and minor risks
Libertador 498	3	228	All operational risk with additional coverage and minor risks
Santa María del Plata	0.044	21,588	All operational risk with additional coverage and minor risks
Abril Manor House	3	51	All operational risk with additional coverage and minor risks
Catalinas Norte Plot	2	814	All operational risk with additional coverage and minor risks
Subtotal	9	22,991

(1)
The insured amounts are in US Dollars.

In our opinion, the above-described insurance policies cover current risks adequately.

14.
Allowances and provisions that, taken individually or as a whole, exceed 2% of the shareholder´s equity.

None.

15.
Contingent situations at the date of the financial statements which probabilities are not remote and the effects on the Company´s financial position have not been recognized.

Not applicable.

16.
Status of the proceedings leading to the capitalization of irrevocable contributions towards future subscriptions.

Not applicable.

17.
Unpaid accumulated dividends on preferred shares.

None.

18.
Restrictions on distributions of profits.

According to Argentine law, 5% of the profit of the year is separated to constitute legal reserves until they reach legal capped amounts (20% of total capital). These legal reserves are not available for dividend distribution.

In addition, according to CNV General Resolution N° 609/12, a special reserve was constituted which cannot be released to make distributions in cash or in kind. See Note 16 to the Consolidated Financial Statements at June 30, 2020.

IRSA NCN due 2019 and 2020 both contain certain customary covenants and restrictions, including, among others, limitations for the incurrence of additional indebtedness, restricted payments, disposal of assets, and entering into certain transactions with related companies. Restricted payments include restrictions on the payment of dividends.

Autonomous City of Buenos Aires, February 12, 2021.

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM SEPARATE FINANCIAL STATEMENTS

To the Shareholders, President and Directors of
IRSA Inversiones y Representaciones Sociedad Anónima
Legal address: Carlos Della Paolera 261 - 9th floor
Autonomous City of Buenos Aires
Tax Registration Number: 30-52532274-9

Introduction

We have reviewed the accompanying unaudited condensed interim separate financial statements of IRSA Inversiones y Representaciones Sociedad Anónima (“the Company”), including the unaudited condensed interim separate statement of financial position at December 31, 2020, the unaudited condensed interim separate statements of income and other comprehensive income for the six-month period and three-month period ended December 31, 2020 and the interim separate statements of changes in shareholders’ equity and of cash flows for the six-month period then ended, and selected explanatory notes.

The balances and other information for the fiscal year ended on June 30, 2020 and its interim periods are an integral part of the financial statements mentioned above; therefore, they must be considered in connection with these financial statements.

Management’s responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim separate financial statements in accordance with International Financial Reporting Standards, adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards and included by the National Securities Commission (CNV) in its regulations, as approved by the International Accounting Standards Board (IASB), and is therefore responsible for the preparation and presentation of the unaudited condensed interim separate financial statements mentioned in the first paragraph, in accordance with International Accounting Standard 34 Interim Financial Information (IAS 34).

Free translation from the original prepared in Spanish for publication in Argentina

Scope of our review

Our review was limited to the application of the procedures established under International Standards on Review Engagements ISRE 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity, adopted as a review standard in Argentina by Technical Pronouncement No. 33 of the FACPCE and approved by the International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists of inquiries of Company staff responsible for preparing the information included in the unaudited condensed interim separate financial statements and of analytical and other review procedures. This review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the separate statements of financial position, and the separate statements of income and other comprehensive income and of cash flows of the Company.

Conclusion

On the basis of our review, nothing has come to our attention that causes us to believe that the unaudited condensed interim separate financial statements mentioned in the first paragraph of this report have not been prepared, in all material respects, in accordance with International Accounting Standard 34 Interim Financial Reporting.

Report on compliance with current regulations

In accordance with current regulations, we report, in connection with IRSA Inversiones y Representaciones Sociedad Anónima, that:

a)
the unaudited condensed interim separate financial statements of IRSA Inversiones y Representaciones Sociedad Anónima have not been transcribed into the Inventory and Balance Sheet book and, except for the above mentioned situation, as regards those matters that are within our competence, they are in compliance with the provisions of the General Companies Law and pertinent resolutions of the National Securities Commission;

b)
the unaudited condensed interim separate financial statements of IRSA Inversiones y Representaciones Sociedad Anónima arise from accounting records carried in all formal aspects in accordance with legal requirements;

c)
we have read the additional information to the notes to the unaudited condensed interim separate financial statements required by section 12, Chapter III, Title IV of the rules of the National Securities Commission, on which we have no observations to make regarding matters that are within our competence;

Free translation from the original prepared in Spanish for publication in Argentina

d)
at December 31, 2020 the debt of IRSA Inversiones y Representaciones Sociedad Anónima accrued in favor of the Argentine Integrated Social Security System, as shown by the Company’s accounting records, amounted to ARS 343,613.02, which was not due at that date.

Autonomous City of Buenos Aires, February 12, 2021

/s/ PRICE WATERHOUSE & CO. S.R.L. (Partner)	/s/ ABELOVICH, POLANO & ASOCIADOS S.R.L. (Partner)
Name C.P.C.E.C.A.B.A. V° 1 F° 17 Walter Zablocky	Name C.P.C.E. C.A.B.A. V. 134 F. 85 José Daniel Abelovich
Title Public Accountant (UNLP) C.P.C.E.C.A.B.A. V. 340 F. 156	Title Public Accountant (UBA) C.P.C.E. C.A.B.A. V. 102 F. 191

IRSA Inversiones y Representaciones Sociedad Anónima
Summary as of December 31, 2020

I. Brief comment on the Company’s activities during the period, including references to significant events occurred after the end of the period.

Economic context in which the Group operates

The Group operates in a complex context both due to macroeconomic conditions, whose main variables have recently experienced strong volatility, as well as regulatory, social, and political conditions, both nationally and internationally.

The results from operations may be affected by fluctuations in the inflation index and the argentine peso exchange rate against other currencies, mainly the dollar, variations in interest rates which have an impact on the cost of capital, changes in government policies, capital control and other political or economic developments both locally and internationally.

In December 2019, a new strain of coronavirus (SARS-COV-2), which caused severe acute respiratory syndrome (COVID-19) appeared in Wuhan, China. On March 11, 2020, the World Health Organization declared COVID-19 a pandemic. In response, countries have taken extraordinary measures to contain the spread of the virus, including imposing travel restrictions and closing borders, closing businesses deemed non-essential, instructing residents to practice social distancing, implementing quarantines, among other measures. The ongoing pandemic and these extraordinary government actions are affecting global economic activity, resulting in significant volatility in global financial markets.

On March 3, 2020, the first case of COVID-19 was registered in the country and until January 29, 2021, more than 1,900,000 cases of infections had been confirmed in Argentina, by virtue of which the National Government implemented a series of health measures of social, preventive and mandatory isolation at the national level that began on March 19, 2020 and extended several times, most recently until November 8, 2020 inclusive in the Metropolitan Area of Buenos Aires although it has been extended in some cities in the interior of the country. Among this measures, that affected the local economy, the following stand out: the extension of the public emergency in health matters, the total closure of borders, the suspension of international and cabotage flights, the suspension of medium and long-distance land transport, the suspension of artistic and sports shows, closure of businesses not considered essential, including shopping malls and hotels.

This series of measures affected a large part of Argentine companies, which experienced a drop in their income and inconveniences in the payment chain. In this context, the Argentine government announced different measures aimed at alleviating the financial crisis of the companies affected by the COVID-19 pandemic. Likewise, it should be noted that, to the stagnation of the Argentine economy, a context of international crisis is added because of the COVID-19 pandemic. In this scenario, a strong contraction of the Argentine economy was evidenced.

Additionally, the government is challenged to achieve a successful debt renegotiation with the IMF. In the event that Argentina achieves a favourable result and agrees to restructure its debt with the IMF, this could have a positive impact on the Argentine economy in the medium and long term.

At the local environment, the following circumstances are displayed:

●
In November 2020, the Monthly Economic Activity Estimator (“EMAE” in Spanish) reported by the National Institute of Statistics and Censuses (“INDEC” in Spanish), registered a variation of (3.7)% compared to the same month of 2019, and 1.4% compared to the previous month.

●
The annual inflation reached 36.1% in 2020. The survey on market expectations prepared by the Central Bank in December 2020, called the Market Expectations Survey (“REM” in Spanish), estimates a retail inflation of 49.8% for 2021. The analysts who participate in the REM foresee that in 2021 economic activity will rebound in activity, reaching an economic growth of 5.5%.

●
In the period from December 2019 to December 2020, the argentine peso depreciated 40.5% against the US dollar according to the wholesale average exchange rate of Argentine Nation Bank. Given the exchange restrictions in force since August 2019, as of December 31, 2020 there is an exchange gap of approximately 70% between the official price of the dollar and its price in parallel markets, which impacts the level of activity

IRSA Inversiones y Representaciones Sociedad Anónima
Summary as of December 31, 2020

in the economy and affects the level of reserves of the Central Bank of the Argentine Republic. Additionally, these exchange restrictions, or those that may be dictated in the future, could affect the Group's ability to access the Single Free Exchange Market (MULC in Spanish) to acquire the foreign exchange necessary to meet its financial obligations.

COVID-19 pandemic

As described above, the COVID-19 pandemic is adversely impacting both the global economy and the Argentine economy and the Group's business. The current estimated impacts of the COVID-19 pandemic on the Company as of the date of these financial statements are set out below:

●
As a consequence of the social, preventive and obligatory isolation, shopping malls throughout the country were closed since March 20, 2020, leaving exclusively those premises dedicated to items considered essential such as pharmacies, supermarkets and banks. The reopening of shopping malls in the interior of the country began during the months of May, June, and July. In August 2020, the Arcos District, an open-air premium outlet in the city of Buenos Aires, was opened and in October 2020, the Group’s shopping malls opened in the City and Greater Buenos Aires. From October to the date of these Financial Statements, all the Group's shopping malls are open operating with strict protocols that include reduced time to 8 hours and public restrictions, social distancing, among other safety and hygiene measures. The Entertainment category protocol is even more rigorous with closed cinemas in most cases. Although we hope to fully resume the activity in our shopping malls, the uncertainty of the situation could cause setbacks in the openings already made.

●
Given the closure of the shopping malls, the Group has decided to condone the billing and collection of the Insured Monthly Value until September 30, 2020, with some exceptions and to subsidize the collective promotion fund during the same period, prioritizing the long-term relationship with its tenants. Additionally, an increase in the delinquency rates of some tenants has been detected. As a result of the above, the impact on shopping malls is a 82.4% decrease in rental and service income during the first quarter of fiscal year 2021 compared to the same period of last fiscal year, and a 12.6% increase compared to the immediately preceding quarter.

●
In relation to the offices business, although most of the tenants are working in the home office mode, they are operational with strict safety and hygiene protocols. To date, we have not evidenced a deterioration in collections.

●
La Rural, the Buenos Aires and Punta del Este Convention Centers and the DIRECTV Arena stadium, establishments that the Group owns directly or indirectly, have also been closed since March 20. All planned congresses were suspended, most of the fairs and conventions have been postponed, while the shows scheduled at the DIRECTV Arena stadium were mostly cancelled. The reopening date of these establishments is uncertain, as well as the future agenda of fairs, conventions and shows.

●
The Libertador hotels in the City of Buenos Aires and Llao Llao in the province of Río Negro have temporarily closed since the mandatory lockdown was decreed in March 2020, while the Intercontinental Hotel in the City of Buenos Aires has only worked under a plan of contingency and emergency. The reopening took place in November and December under strict protocols and, after closing, a recovery in occupancy was evidenced, mainly at the Llao Llao hotel. As a result of the foregoing, the impact on these financial statements is a 93% decrease in income in the first half of the 2021 fiscal year compared to the same period of the previous fiscal year.

In financial matters, the maturity of IRSA Series I notes for a nominal value of USD 181.5 million falls within the period contemplated by communication “A” 7106 of the BCRA mentioned above. In this sense, IRSA presented a proposal to the BCRA in the corresponding terms and carried out an exchange operation through the payment in cash of USD 72.6 million and the issuance of two new series of Notes: Series VIII and Series IX for a nominal value of USD 31.7 million and USD 80.7 million (including USD 6.5 million of new subscriptions). The exchange offer was accepted by 98.3%

In the next 12 months, IRSA faces the maturity of its Class III notes for a nominal value of ARS 247.8 million (equivalent to USD 2.9 million) maturing on February 21, 2021, Class IV notes for a value USD 51.4 million nominal value due on May 21, 2021, Class VI notes for a nominal value of ARS 335 million (equivalent to USD 4.0 million) due July 21, 2021, Class VIII notes for a nominal value of USD 10.5 million (33% of the capital) maturing on November 12, 2021, bank overdrafts for an equivalent of USD 27.6 million and other bank debt for USD 13.7 million. For its part, IRSA PC has bank debt maturities for the approximate sum of USD 24.6 million.

It is important to mention that IRSA has approved with IRSA PC a credit line for up to the sum of USD 180 million for 3 years, of which as of December 31, 2020 IRSA used approximately USD 62.6 million, leaving the balance available. Likewise, IRSA PC has a cash position and equivalents (including current financial investments) as of December 31, 2020 of approximately USD 84.9 million.

The final extent of the Coronavirus outbreak and its impact on the country's economy is unknown and difficult to fully predict. However, although it has produced significant short-term effects, they are not expected to affect business continuity and the Company’s ability to meet financial commitments for the next twelve months.

The Company is closely monitoring the situation and taking all necessary measures to preserve human life and the Group's businesses.

IRSA Inversiones y Representaciones Sociedad Anónima
Summary as of December 31, 2020

Consolidated Results

(in millions of ARS)	IIQ 21	IIQ 20	YoY Var	6M 21	6M 20	YoY Var
Revenues	3,160	5,921	(46.6)%	4,951	10,916	(54.6)%
Net gain from fair value adjustment of investment properties	(798)	(854)	(6.6)%	(1,515)	(1,590)	(4.7)%
Profit from operations	(16,973)	(5,890)	188.2%	9,177	9,854	(6.9)%
Depreciation and amortization	93	318	(70.8)%	229	318	(28.0)%
EBITDA(1)	(16,880)	(5,572)	202.9%	9,406	10,172	(7.5)%
Adjusted EBITDA(1)	2,627	2,558	2.7%	8,055	4,554	76.9%
Profit / (loss) for the period	(10,450)	(10,105)	3.4%	(1,164)	6,611	(117.6)%
Attributable to equity holders of the parent	(7,950)	(6,955)	14.3%	-584	(1,936)	(69.8)%
Attributable to non-controlling interest	(2,500)	(3,150)	(20.6)%	-580	8,547	(106.8)%
(1)
See Point XIX: EBITDA Reconciliation

Company’s income decreased by 54.6% during the first half of fiscal year 2021 compared to the same period of 2020 mainly due to the impact of COVID-19 pandemic in our subsidiary IRSA CP Shopping Malls segment that straightly affected operations, while adjusted EBITDA increased 76.9% mainly explained by Sales and Developments segment whose adjusted EBITDA reached ARS 7,197 million because of Bouchard 710 and Boston Tower’s office sales made by IRSA CP. Rental segments Adjusted EBITDA reached ARS 1,341 million, ARS 864 million from the Shopping Malls segment, ARS 783 million from the Offices segment, and negative ARS 306 million from Hotels Segment, which represents a decrease of 74.5% compared to the same period of previous fiscal year.

The net result for the first half of fiscal year 2021 recorded a loss of ARS 1,164 million compared to a ARS 6,611 million gain in the same period of 2020, which implies a decrease of 117.6%. The profit from continuing operations shows a gain of ARS 5,956 million, compared to a loss of ARS 3,581 million in the same period of the previous fiscal year. This significant increase is explained by higher results from changes in the fair value of investment properties, partially offset by the decrease in income from the Shopping Malls segment of our subsidiary IRSA CP. On the other hand, the result of discontinued operations reflects a loss of ARS 7,120 million because of the deconsolidation of the investment in Israel as of September 30, 2020, explained by the operating result for the period and the loss due to the derecognition of remaining assets and associated reserves.

II. Shopping Malls (through our subsidiary IRSA Propiedades Comerciales S.A.)

During the first half of fiscal year 2021, our tenants’ sales reached ARS 27,497 million, 55.3% lower, in real terms, than in the same period of 2020. Compared to the immediately previous quarter (IQ21), there is an increase of 277% due to the reopening of 100% of the Company’s shopping centers in October 2020, that are operating with rigorous protocols.

Our portfolio’s leasable area totaled 333,460 sqm during the quarter, in line with the same period of previous fiscal year. Portfolio’s occupancy decreased to 88.3%, mainly due to the exit of Falabella in Alto Avellaneda and DOT Baires Shopping. Excluding this effect, occupancy reached 94.0%.

Shopping Malls’ Operating Indicators

(in ARS million, except indicated)	IIQ 21	IQ 21	IVQ 20	IIIQ 20	IIQ 20
Gross leasable area (sqm)	333,460	333,345	333,062	332,642	332,812
Tenants’ sales (3 months cumulative)	21,737	5,760	1,877	20,463	33,554
Occupancy	88.3%	92.8%	93.2%	94.8%	95.0%

IRSA Inversiones y Representaciones Sociedad Anónima
Summary as of December 31, 2020

Shopping Malls’ Financial Indicators

(in millions of ARS)	IIQ 21	IIQ 20	YoY Var	6M 21	6M 20	YoY Var
Revenues from sales, leases, and services	1,534	2,640	(41.9)%	1,943	4,961	(60.8)%
Net result from fair value adjustment on investment properties	(6,073)	(3,223)	88.4%	(4,762)	(2,554)	86.5%
Result from operations	(5,064)	(1,334)	279.6%	(3,966)	984	(503.0)%
Depreciation and amortization	21	57	(63.2)%	68	98	-30.6%
EBITDA (1)	(5,043)	(1,277)	294.9%	(3,898)	1,082	(460.3)%
Adjusted EBITDA (1)	1,030	1,946	(47.1)%	864	3,636	(76.2)%
(1)
See Point XIX: EBITDA Reconciliation

Income from this segment decreased 60.8% during the first half of fiscal year 2021, compared with same period of previous fiscal year, mainly explained by the closure of operations due to COVID-19 from March 20 to October 14, 2020, date from which all the company’s shopping malls are operational.

Adjusted EBITDA recovered during the second quarter of the year given the impact of the malls’ reopening, reaching ARS 1,030 million, 47.1% below the same period in 2020, prior to the pandemic.

Operating data of our Shopping Malls

	Date of acquisition	Location	Gross Leasable Area (sqm)(1)	Stores	Occupancy (2)	IRSA CP Interest (3)
Alto Palermo	Dec-97	City of Buenos Aires	18,655	135	96.8%	100%
Abasto Shopping(4)	Nov-99	City of Buenos Aires	36,794	162	97.1%	100%
Alto Avellaneda	Dec-97	Province of Buenos Aires	38,800	126	67.6%	100%
Alcorta Shopping	Jun-97	City of Buenos Aires	15,812	112	98.2%	100%
Patio Bullrich	Oct-98	City of Buenos Aires	11,396	89	90.2%	100%
Dot Baires Shopping	May-09	City of Buenos Aires	48,805	166	63.2%	80%
Soleil	Jul-10	Province of Buenos Aires	15,156	79	97.8%	100%
Distrito Arcos	Dec-14	City of Buenos Aires	14,335	65	100.0%	90.0%
Alto Noa Shopping	Mar-95	Salta	19,313	85	99.7%	100%
Alto Rosario Shopping(4)	Nov-04	Santa Fe	33,682	139	94.9%	100%
Mendoza Plaza Shopping	Dec-94	Mendoza	43,123	127	96.9%	100%
Córdoba Shopping	Dec-06	Córdoba	15,357	104	95.5%	100%
La Ribera Shopping	Aug-11	Santa Fe	10,530	70	96.5%	50%
Alto Comahue	Mar-15	Neuquén	11,702	95	92.2%	99.95%
Patio Olmos(5)	Sep-07	Córdoba
Total			333,460	1,554	88.3%
(1) Corresponds to gross leasable area in each property. Excludes common areas and parking spaces.
(2) Calculated dividing occupied square meters by leasable area as of the last day of the fiscal period.
(3) Company’s effective interest in each of its business units.
(4) Excludes Museo de los Niños (3,732 square meters in Abasto and 1,261 square meters in Alto Rosario).
(5) IRSA CP owns the historic building of the Patio Olmos shopping mall in the Province of Córdoba, operated by a third party.

IRSA Inversiones y Representaciones Sociedad Anónima
Summary as of December 31, 2020

Cumulative tenants’ sales as of December 31

(per Shopping Mall in ARS million)	IIQ 21	IIQ 20	YoY Var	6M 21	6M 20	YoY Var
Alto Palermo	2,372	4,343	(45.4)%	2,514	7,813	(67.8)%
Abasto Shopping	2,059	4,194	(50.9)%	2,164	7,791	(72.2)%
Alto Avellaneda	1,528	3,813	(59.9)%	1,630	6,962	(76.6)%
Alcorta Shopping	1,952	2,650	(26.3)%	1,971	4,616	(57.3)%
Patio Bullrich	1,264	1,715	(26.3)%	1,451	3,043	(52.3)%
Dot Baires Shopping	1,719	3,416	(49.7)%	1,811	6,077	(70.2)%
Soleil	1,289	1,714	(24.8)%	1,493	3,247	(54.0)%
Distrito Arcos	1,736	1,989	(12.7)%	2,293	3,649	(37.2)%
Alto Noa Shopping	1,183	1,322	(10.5)%	1,910	2,545	(25.0)%
Alto Rosario Shopping	2,838	3,374	(15.9)%	4,208	6,167	(31.8)%
Mendoza Plaza Shopping	2,157	2,288	(5.7)%	3,521	4,483	(21.5)%
Córdoba Shopping	909	1,079	(15.8)%	1,472	1,938	(24.0)%
La Ribera Shopping(2)	323	647	(50.1)%	481	1,284	(62.5)%
Alto Comahue	408	1,010	(59.6)%	578	1,899	(69.6)%
Total	21,737	33,554	(35.2)%	27,497	61,514	(55.3)%
(1) Through our joint venture Nuevo Puerto Santa Fe S.A.

Cumulative tenants’ sales per type of business (1)

(per Type of Business. in ARS million)	IIQ 21	IIQ 20	YoY Var	6M 21	6M 20	YoY Var
Anchor Store	555	1,814	(69.4)%	979	3,294	(70.3)%
Clothes and Footwear	13,518	19,579	(31.0)%	16,275	34,691	(53.1)%
Entertainment	45	662	(93.2)%	50	1,828	(97.3)%
Home	573	700	(18.1)%	721	1,249	(42.3)%
Restaurant	1,188	3,185	(62.7)%	1,672	6,597	(74.7)%
Miscellaneous	3,378	4,736	(28.7)%	4,448	8,232	(46.0)%
Services	222	342	(35.1)%	248	671	(63.0)%
Electronic appliances	2,258	2,536	(11.0)%	3,104	4,952	(37.3)%
Total	21,737	33,554	(35.2)%	27,497	61,514	(55.3)%

Revenues from cumulative leases as of December 31

(in ARS million)	IIQ 21	IIQ 20	YoY Var	6M 21	6M 20	YoY Var
Base Rent (1)	815	1,130	(27.9)%	887	2,294	(61.3)%
Percentage Rent	393	886	(55.6)%	463	1,443	(67.9)%
Total Rent	1,208	2,016	(40.1)%	1,350	3,737	(63.8)%
Revenues from non-traditional advertising	5	67	(92.5)%	42	129	(67.4)%
Admission rights	164	328	(50.0)%	327	619	(47.2)%
Fees	27	31	(12.9)%	55	64	(14.1)%
Parking	5	124	(96.0)%	8	259	(96.9)%
Commissions	38	63	(39.7)%	70	125	(44.0)%
Others	87	11	709.1%	91	28	240.7%
Subtotal (2)	1,534	2,640	(41.9)%	1,943	4,961	(60.8)%
Expenses and Collective Promotion Funds	627	997	(37.1)%	1,021	1,937	(47.3)%
Total	2,161	3,637	(40.5)%	2,964	6,898	(57.0)%
(1)
Includes Revenues from stands for ARS 63 million cumulative as of December 2020
(2)
Includes ARS 3.8 million from Patio Olmos.

IRSA Inversiones y Representaciones Sociedad Anónima
Summary as of December 31, 2020

III. Offices

The corporate activity carried out remotely or virtual work that characterized this stage of confinement by COVID-19 brought with it a combination of lower demand, increased vacancy that reached, according to Cushman & Wakefield, 12.7%, increasing 17.6% when compared to the previous quarter, although with stable rental prices for premium offices in Buenos Aires at USD 27.4 / sqm.

Offices’ Operating Indicators

	IIQ 21	IQ 21	IVQ 20	IIIQ 20	IIQ 20
Leasable area	114,475	93,144	115,640	115,640	115,640
Total Occupancy	75.6%	83.7%	86.1%	87.0%	88.7%
Class A+ & A Occupancy	79.5%	91.6%	93.0%	93.9%	97.1%
Class B Occupancy	56.7%	53.6%	52.4%	53.2%	47.5%
Rent USD/sqm	25.7	26.0	26.6	26.6	26.9

The total leasable area during the second quarter of fiscal year 2021 was 114,475 m2, with the “261 Della Paolera” building being added to the portfolio, offsetting the sqm sold by the company in the previous 2 quarters.

“261 Della Paolera” building consists of 35,000 sqm of GLA in 30 office floors and 316 parking lots in the “Catalinas” area of the City of Buenos Aires, one of the most premium for office development in Argentina. The company has 28,051 m2 corresponding to 24 floors and 256 parking spaces in the building. The building began operations on December 9, 2020, it is the headquarters of the Company, its subsidiary company IRSA CP and its controlling company CRESUD. The delivery of all the remaining floors is estimated for the third quarter of fiscal year 2021.

Portfolio average occupancy decreases compared to previous quarters reaching 75.6%, due to a higher vacancy in our premium portfolio (class A+&A), mainly motivated by the sale of Boston Tower which was 100% occupied, the exit of Falabella on Zetta Building and the incorporation of 261 Della Paolera building with an occupancy of 74.6%. Category B offices increased 3.1 bps their occupancy. The average rental price reached USD 25.7 per sqm, diminishing when compared to previous quarters.

Offices’ Financial Indicators

(in ARS million)	IIQ 21	IIQ 20	YoY Var	6M 21	6M 21	YoY Var
Revenues from sales, leases and services	516	715	(27.8)%	1,118	1,491	(25.0)%
Net gain from fair value adjustment on investment properties, PP&E e inventories	(6,801)	(3,092)	120.0%	7,796	4,528	72.2%
Profit from operations	6,452)	(2,574)	150.7%	8,558	5,679	50.7%
Depreciation and amortization	4	21	(81.0)%	21	29	(27.6)%
EBITDA(1)	(6,448)	(2,553)	152.6%	8,579	5,708	50.3%
Adjusted EBITDA (1)	353	539	(34.5)%	783	1,180	(33.6)%
(1)
See Point XIX: EBITDA Reconciliation

During the first half of fiscal year 2021, revenues from the offices segment decreased by 25.0% compared to the same period of 2020.

Adjusted EBITDA from this segment diminished 33.6% compared to the same period of the previous year due to the decrease in revenues related to the sale of offices floors, decrease in occupancy, and increase in commercial bonuses. Adjusted EBITDA margin was 70.0%, 9.1 bps higher than the same period of previous year.

IRSA Inversiones y Representaciones Sociedad Anónima
Summary as of December 31, 2020

Below is information on our Office segment and other rental properties as of December 31, 2020.

Offices & Others	Date of Acquisition	Gross Leasable Area (sqm)(1)	Occupancy (2)	IRSA CP’s Actual Interest	6M 21 - Rental revenues (ARS thousand)
AAA & A Offices
Republica Building	Dec-14	19,885	76.6%	100%	237,415
Boston Tower	Dec-14	-	-	-	96,195
Intercontinental Plaza(3)	Dec-14	2,979	100.0%	100%	66,583
Bouchard 710	Dec-14	-	-	100%	34,557
Dot Building	Nov-06	11,242	77.1%	80%	111,423
Zetta	May-19	32,173	84.7%	80%	377,599
261 Della Paolera – Catalinas (5)	Dec-20	28,714	74.6%	100%	82,632
Total AAA & A Offices		94,993	79.5%		1,006,404

B Offices
Suipacha 652/64	Dec-14	11,465	31.2%	100%	22,119
Philips	Jun-17	8,017	93.1%	100%	62,929
Total B Buildings		19,482	56.7%		85,048
Subtotal Offices		114,475	75.6%		1,091,452

Other rental properties(4)					23,496
Total Offices		114,475	75.6%		1,114,948
(1) Corresponds to the total leasable surface area of each property as of December 31, 2020. Excludes common areas and parking spaces.
(2) Calculated by dividing occupied square meters by leasable area as of December 31, 2020.
(3) We own 13.2% of the building that has 22,535 square meters of gross rental area.
(4) Includes all those properties that are not buildings intended for rent, but that are partially or fully rented (Philips Deposit, Anchorena 665, San Martin Plot and Libertador).
(5) Includes 664 square meters of leasable area of the basement.

IV. Hotels

Hotels segment has also been affected by the social, preventive, and mandatory isolation decreed by the Argentine government as of March 20, 2020, together with the closure of borders and the arrival of tourism. The Libertador hotel in the City of Buenos Aires and Llao Llao in the province of Río Negro have temporarily closed since that date, while the Intercontinental Hotel in the City of Buenos Aires has worked only under a contingency and emergency plan. The reopening took place in November and December under strict protocols and, after closing, a recovery in occupancy was evidenced, mainly at the Llao Llao hotel.

(in millions of ARS)	IIQ 21	IIQ 20	YoY Var	6M 21	6M 21	YoY Var
Revenues	112	945	(88.1)%	119	1,726	(93.1)%
Profit from operations	(198)	234	(184.6)%	(410)	328	(225.0)%
Depreciation and amortization	52	73	(28.8)%	104	122	(14.8)%
EBITDA	(146)	307	(147.6)%	(306)	450	(168.0)%

During the first half of fiscal year 2021, Hotels segment recorded a decrease in revenues of 93.1% while the segment’s EBITDA reached ARS 306 million negative, a 168.0% decrease when compared to the same period of previous fiscal year.

The following chart shows certain information regarding our luxury hotels:

Hotels	Date of Acquisition	IRSA’s Interest	Number of rooms
Intercontinental (1)	11/01/1997	76.34%	313
Sheraton Libertador (2)	03/01/1998	100.00%	200
Llao Llao (3)	06/01/1997	50.00%	205
Total	-	-	718
(1)
Through Nuevas Fronteras S.A. (Subsidiary of IRSA).
(2)
Through Hoteles Argentinos S.A.U.
(3)
Through Llao Llao Resorts S.A.

IRSA Inversiones y Representaciones Sociedad Anónima
Summary as of December 31, 2020

Hotels’ operating and financial indicators

	IIQ 21	IQ 21	IVQ 20	IIIQ 20	IIQ 20
Average Occupancy	8.0%	0.6%	0.6%	52.8%	68.1%
Average Rate per Room (USD/night)	175	95	86	193	180

V. Sales and Developments

(in millions of ARS)	IIQ 21	IIQ 20	YoY Var	6M 21	6M 21	YoY Var
Revenues	315	533	(40.9)%	358	626	(42.8)%
Net gain from fair value adjustment on investment properties	(5,073)	(2,274)	123.1%	6,167	3,463	78.1%
Profit from operations	(5,313)	(2,170)	144.8%	5,442	3,447	57.9%
Depreciation and amortization	3	4	(25.0)%	7	7	-
Net realized gain from fair value adjustment on investment properties	1,955	-	-	7,915	-	-
Barter Agreement results	-	325	(100.0)%	-	325	(100.0)%
EBITDA(1)	(5,310)	(2,166)	145.2%	5,449	3,454	57.8%
Adjusted EBITDA(1)	1,718	(217)	-	7,197	(334)	-
(1)
See Point XIX: EBITDA Reconciliation

Revenues from the “Sales and Development” segment decreased 42.8% during the first half of fiscal year 2021 compared to the same period of previous year, due to a drop in Catalinas' revenue recognition because of a lesser work progress when compared to the same period of last fiscal year. Adjusted EBITDA of the segment was a ARS 7,197 million gain, mainly explained by the impact of the sales of Bouchard 710 and Boston Tower, compared to a ARS 334 million loss in the same period of fiscal year 2020.

	Investment Properties Sales – 6M2021
Office Buildings	Date	Floors	GLA	Price (USD MM)	Price sqm (USD)
Bouchard 710 – Total	Jul-2020	12	15,014	87.2	5,800
Boston Tower – Partial	Jul & Aug-2020	6	7,482	41.4	5,530
IQ21 Sales			22,496	128.6
Boston Tower - Remaining	Nov-2020	7	7,158	42.0(1)	5,710
IIQ21 Sales			7,158	42.0
(1) Includes the value of a retail store for USD 1.1 million.

VI. CAPEX (through our subsidiary IRSA Propiedades Comerciales S.A.)

Alto Palermo Expansion

We keep working on the expansion of Alto Palermo shopping mall, the shopping mall with the highest sales per square meter in our portfolio, that will add a gross leasable area of approximately 3,900 square meters and will consist in moving the food court to a third level by using the area of an adjacent building acquired in 2015. Work progress as of today is 71% and construction works are expected to be finished by August 2021.

IRSA Inversiones y Representaciones Sociedad Anónima
Summary as of December 31, 2020

VII. International

Investment in Condor Hospitality Inc.

On July 19, 2019, Condor signed an agreement and merger plan with Nextpoint Hospitality Trust. As agreed, each Condor ordinary share, whose nominal value is USD 0.01 will be canceled before the merger and will become the right to receive a cash amount equivalent to USD 11.10 per ordinary share. Additionally, in accordance with the terms and conditions of the merger agreement, each Series E convertible share will be automatically canceled and will become entitled to receive a cash amount equal to USD 10.00 per share.

The closing of the acquisition, scheduled for March 23, 2020, did not occur.

On October 14, 2020, Condor signed an agreement with NexPoint Hospitality Trust (“NHT”) and some of its affiliates to resolve and settle all claims between them related to the merger agreement.

According to this agreement, NHT and its affiliates shall make three payments to Condor in three instalments ending on December 30, 2020 and totalling USD 7.0 million. As of the date of these financial statements, the total compensation for breach of the contract has been collected.

As of the date of these financial statement presentation, the group owned 2,245,100 common shares and 325,752 preferred E shares.

VIII. Corporate

(in millions of ARS)	IIQ 21	IIQ 20	YoY Var	6M 21	6M 21	YoY Var
Revenues	-	-	-	-	-	-
Loss from operations	(243)	(220)	10.5%	(325)	(317)	2.5%
Depreciation and amortization	1	1	-	2	3	(33.3)%
EBITDA	(242)	(219)	10.5%	(323)	(314)	2.9%

IX. Financial Operations and Others

Interest in Banco Hipotecario S.A. (“BHSA”)

BHSA is a leading bank in the mortgage lending industry, in which IRSA held an equity interest of 29.91% as of December 31, 2020. During the first half of fiscal year 2021, the investment in Banco Hipotecario generated a ARS 161 million gain compared to a ARS 1,352 million loss during the same period of 2020. For further information, visit http://www.cnv.gob.ar or http://www.hipotecario.com.ar.

X. EBITDA by Segment (ARS million)

IIQ 21	Shopping Malls	Offices	Sales and Developments	Hotels	International	Corporate	Others	Total
Profit / (loss) from operations	(3,966)	8,558	5,442	(410)	(3)	(325)	473	9,769
Depreciation and amortization	68	21	7	104	-	2	29	231
EBITDA	(3,898)	8,579	5,449	(306)	(3)	(323)	502	10,000

IIQ 20	Shopping Malls	Offices	Sales and Developments	Hotels	International	Corporate	Others	Total
Profit / (loss) from operations	984	5,679	3,447	328	(75)	(317)	244	10,290
Depreciation and amortization	98	29	7	122	1	3	27	287
EBITDA	1,082	5,708	3,454	450	(74)	(314)	271	10,577
EBITDA Var	(460.3)%	50.3%	57.8%	(168.0)%	(95.9)%	2.9%	85.2%	(5.5)%

IRSA Inversiones y Representaciones Sociedad Anónima
Summary as of December 31, 2020

XI. Reconciliation with Consolidated Statements of Income (ARS million)

Below is an explanation of the reconciliation of the company’s profit by segment with its Consolidated Statements of Income. The difference lies in the presence of joint ventures included in the segment but not in the Statements of Income.

	Total as per segment	Joint ventures*	Expenses and CPF	Elimination of inter-segment transactions	Total as per Statements of Income
Revenues	3,854	(17)	1,127	(13)	4,951
Costs	(1,423)	31	(1,237)	-	(2,629)
Gross result	2,431	14	(110)	(13)	2,322
Net loss from fair value adjustment of investment properties	9,774	(508)	-	-	9,266
General and administrative expenses	(1,538)	3	-	20	(1,515)
Selling expenses	(794)	7	-	-	(787)
Other operating results, net	(104)	1	1	(7)	(109)
Result from operations	9,769	(483)	(109)	-	9,177
Share of loss of associates and joint ventures	(807)	354	-	-	(453)
Result before financial results and income tax	8,962	(129)	(109)	-	8,724
*Includes Puerto Retiro, CYRSA, Nuevo Puerto Santa Fe and Quality (San Martín plot).

XII. Financial Debt and Other Indebtedness

The following table describes our total indebtedness as of December 31, 2020:

Description	Currency	Amount (USD MM) (1)	Interest Rate	Maturity
Bank overdrafts	ARS	27.6	Floating	< 360 days
Series III NCN	ARS	2.9	Variable	Feb-21
Series IV NCN	USD	51.4	7.0%	May-21
Series VI NCN	ARS	4.0	Floating	Jul-21
Series VII NCN	USD	33.7	4.0%	Jan-22
Series V NCN	USD	9.2	9.0%	May-22
Series IX NCN	USD	80.7	10.0%	Mar-23
Series I NCN	USD	3.1	10.0%	Mar-23
Series VIII NCN	USD	31.7	10.0%	Nov-23
Loan with IRSA CP(3)	ARS	62.6	-	Mar-22
Other debt	USD	16.6	-	Feb-22
IRSA’s Total Debt	USD	323.5
Cash & Cash Equivalents + Investments	USD	0.7
IRSA’s Net Debt	USD	322.8
Bank loans and overdrafts	ARS	24.6	-	< 360 days
PAMSA loan	USD	25.2	Fixed	Feb-23
IRSA CP NCN Class II	USD	360.0	8.75%	Mar-23
IRSA CP’s Total Debt	USD	409.8
Cash & Cash Equivalents + Investments (2)	USD	84.9
Intercompany Credit	ARS	62.6
IRSA CP’s Net Debt	USD	262.3
(1)
Principal amount in USD (million) at an exchange rate of ARS 84.15/USD, without considering accrued interest or eliminations of balances with subsidiaries.
(2)
Includes Cash and cash equivalents, Investments in Current Financial Assets and related companies notes holding.
(3)
Includes amounts taken by IRSA and subsidiaries.

IRSA Inversiones y Representaciones Sociedad Anónima
Summary as of December 31, 2020

XIII. Material and Subsequent Events

October 2019: General Ordinary and Extraordinary Shareholders’ Meeting

At the General Ordinary and Extraordinary Shareholders’ Meeting held on October 30, 2019, the following matters, inter alia, were resolved:

●
Distribution of a dividend in kind for ARS 484 million in shares of IRSA Propiedades Comerciales, subsidiary of IRSA.

●
Designation of board members.

●
Compensations to the Board of Directors for the fiscal year ended June 30, 2020.

●
Incentive plan for employees. management and directors to be integrated without premium for up to 1% of the Capital Stock.

November 2020: Dividend distribution announcement

The company announced that a dividend in the amount of ARS 484 million was made available to the Shareholders as of November 17, 2020 payable in shares of IRSA Propiedades Comerciales SA, according to the share price of that company as of October 23, 2020 that amounts to ARS 320 per share.

The Company paid the sum of 1,512,500 shares of IRSA Propiedades Comerciales S.A. at a ratio of 0.00261372304655 shares IRSA Propiedades Comerciales S.A. per IRSA share and 0.0261372304655 per IRSA ADR. The dividend was charged to the fiscal year ended June 30, 2020, and was paid to all shareholders who had such quality as of November 16, 2020 according to the record kept by Caja de Valores S.A.

November 2020: Notes Issuance – Exchange Offer Series I Notes - BCRA “A” 7106 Communication

On November 12, 2020, the company carried out an exchange operation of its Series I Notes, for a nominal value of USD 181.5 million

Nominal Value of Existing Notes presented and accepted for the Exchange (for both Series): approximately USD 178.5 which represents 98.31% acceptance, through the participation of 6,571 orders.

●
Series VIII: Face Value of Existing Notes presented and accepted for the Exchange: approximately USD 104.3 million.


Nominal Value to be Issued: approximately USD 31.7 million.


Issuance Price: 100% nominal value.


Maturity Date: It will be November 12, 2023.


Consideration of the Exchange Offer: eligible holders whose existing notes have been accepted for the Exchange by the Company, will receive for every USD 1 submitted to the Exchange, the accrued interest of the existing notes until the settlement and issue date and the following:

■
A sum of money of approximately USD 72,6 million for repayment of capital of such existing notes presented to the Exchange, in cash, in United States Dollars, which will be equivalent to USD 0.69622593 for each USD 1 of existing notes presented to the Exchange; and

■
The remaining amount until completing 1 USD for each 1 USD of existing notes presented to the Exchange, in notes Series VIII.


Annual Nominal Fixed Interest Rate: 10.00%.


Amortization: The capital of the Series VIII Notes will be amortized in 3 annual installments (33% of the capital on November 12, 2021, 33% of the capital on November 12, 2022, 34% of the capital on the maturity date of Series VIII).


Interest Payment Dates: Interest will be paid quarterly for the expired period as of the issue and settlement date.


Payment Address: Payment will be made to an account at Argentine Securities Commission in the Autonomous City of Buenos Aires

IRSA Inversiones y Representaciones Sociedad Anónima
Summary as of December 31, 2020

●
Series IX: Face Value of Existing Notes presented and accepted for the Exchange: approximately USD 74.2 million.


Nominal Value to be Issued (together with the Face Value to be issued as a result of the cash subscription): approximately USD 80.7 million.


Issuance Price: 100% nominal value.


Maturity Date: It will be March 1, 2023.


Consideration of the Exchange Offer: the eligible holders whose existing notes have been accepted for the Exchange by the Company, will receive Series IX Notes for 100% of the capital amount presented for exchange and accepted by the Company and the accrued interest of the existing notes until the settlement and issue date.


Early Bird: will consist of the payment of USD 0.02 for each USD 1 of existing notes delivered and accepted in the Exchange on or before the deadline date to Access the Early Bird. Said consideration will be paid in Pesos on the issue and settlement date according to the exchange rate published by Communication “A” 3500 of the Central Bank of Argentina on the business day prior to the expiration date of the Exchange, which is ARS 79.3433 for each USD 1 of Existing Notes delivered and accepted in the Exchange.


Annual Nominal Fixed Interest Rate: 10.00%.


Amortization: The capital of the Series IX Notes will be amortized in one installment on the maturity date.


Interest Payment Dates: Interest will be paid quarterly for the expired period from the issuance and settlement date.


Payment Address: Payment will be made to an account at Argentine Securities Commission in New York, United States, for which purpose the Company will make US dollars available to an account reported by the Argentine Securities Commission in said jurisdiction.

●
Modifications to the Terms of the Existing Notes: Considering that consent has been obtained for an amount greater than 90% of the existing notes capital, the Company has modified and replaced the following essential and non-essential terms and conditions of the existing notes.


By virtue of the implementation of the Proposed Non-Essential Modifications, the entire section of "Certain Commitments" and "Events of Default" is eliminated from the terms and conditions set forth in the prospectus supplements dated May 2, 2019 and dated July 25, 2019 corresponding to the existing notes.


Additionally, pursuant to the implementation of the Proposed Essential Modifications, the following terms and conditions of the Existing Notes are modified and replaced:

■
Expiration Date: It will be March 1, 2023.

■
Interest Payment Dates: will be the same dates reported for Class IX in the Notice of Results.


It is clarified that the terms and conditions of the Series I Notes not modified by the Proposed Essential Modifications and the Proposed Non-Essential Modifications will maintain their full validity.

December 2020: Headquarters Change

The Company has moved its headquarters from Moreno 877 Piso 24 CABA to Carlos Della Paolera 261 Piso 9 CABA.

December 2020: Manibil Sale

On December 22, 2020, the Company sold 217,332,873 ordinary Class B shares, nominative not endorsable, with a nominal value of ARS 1 and entitled to one vote per share owned by the Company, representing 49% of the stock capital of MANIBIL SA, a company dedicated to real estate developments. The price for the sale of the shares amounts to ARS 576,974,387.50. The operation was completed in February 2021, for which the Company is no longer a shareholder of MANIBIL S.A.

IRSA Inversiones y Representaciones Sociedad Anónima
Summary as of December 31, 2020

XIV. Summarized Comparative Consolidated Balance Sheet

(in ARS million)	12.31.2020	06.30.2020
Non-current assets	187,910	505,143
Current assets	12,219	246,550
Total assets	200,129	751,693
Capital and reserves attributable to the equity holders of the parent	70,107	68,466
Non-controlling interest	22,174	78,535
Total shareholders’ equity	92,281	147,001
Non-current liabilities	85,457	432,848
Current liabilities	22,391	171,844
Total liabilities	107,848	604,692
Total liabilities and shareholders’ equity	200,129	751,693

XV. Summarized Comparative Consolidated Income Statement

(in ARS million)	12.31.2020	12.31.2019
Profit from operations	9,177	9,854
Share of profit of associates and joint ventures	(453)	(1,513)
Profit from operations before financing and taxation	8,724	8,341
Financial income	68	148
Financial cost	(3,167)	(3,912)
Other financial results	3,164	(5,769)
Inflation adjustment	1,171	331
Financial results, net	1,236	(9,202)
Profit / (loss) before income tax	9,960	(861)
Income tax	(4,004)	(2,720)
Profit / (loss) for the period from continued operations	5,956	(3,581)
Profit from discontinued operations after taxes	(7,120)	10,192
(Loss) / Profit for the period	(1,164)	6,611
Other comprehensive (loss) / income for the period	(8,145)	10,060
Total comprehensive (loss) / income for the period	(9,309)	16,671

Attributable to:
Equity holders of the parent	(3,356)	(5,314)
Non-controlling interest	(5,953)	21,985

XVI. Summary Comparative Consolidated Cash Flow

(in ARS million)	12.31.2020	12.31.2019
Net cash generated from operating activities	4,403	22,844
Net cash generated from investing activities	51,381	18,815
Net cash used in financing activities	(39,357)	(62,336)
Net increase / (decrease) in cash and cash equivalents	16,427	(20,677)
Cash and cash equivalents at beginning of year	108,294	103,600
Cash and cash equivalents reclassified to held for sale	-	(711)
Subsidiaries deconsolidation	(115,963)	-
Foreign exchange gain on cash and changes in fair value of cash equivalents	(7,153)	5,943
Cash and cash equivalents at period-end	1,605	88,155

IRSA Inversiones y Representaciones Sociedad Anónima
Summary as of December 31, 2020

XVII. Comparative Ratios

(in ARS million)	12.31.2020		12.31.2019
Liquidity
CURRENT ASSETS	12,219	0.55	242,612	1.63
CURRENT LIABILITIES	22,391		148,761
Indebtedness
TOTAL LIABILITIES	107,848	1.54	571,973	12.23
SHAREHOLDERS’ EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT	70,107		46,751
Solvency
SHAREHOLDERS’ EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT	70,107	0.65	46,751	0.08
TOTAL LIABILITIES	107,848		571,973
Capital Assets
NON-CURRENT ASSETS	187,910	0.94	440,172	0.64
TOTAL ASSETS	200,129		682,785

XVIII. EBITDA Reconciliation

In this summary report we present EBITDA and Adjusted EBITDA. We define EBITDA as profit for the period excluding: (i) interest income, (ii) interest expense, (iii) income tax expense, and (iv) depreciation and amortization. We define Adjusted EBITDA as EBITDA minus (i) total financial results, net excluding interest expense, net (mainly foreign exchange differences, net gains/losses from derivative financial instruments; gains/losses of financial assets and liabilities at fair value through profit or loss; and other financial results, net) and minus (ii) share of profit of associates and joint ventures and minus (iii) net profit from fair value adjustment of investment properties, not realized.

EBITDA and Adjusted EBITDA are non-IFRS financial measures that do not have standardized meanings prescribed by IFRS. We present EBITDA and adjusted EBITDA because we believe they provide investors supplemental measures of our financial performance that may facilitate period-to-period comparisons on a consistent basis. Our management also uses EBITDA and Adjusted EBITDA from time to time, among other measures, for internal planning and performance measurement purposes. EBITDA and Adjusted EBITDA should not be construed as an alternative to profit from operations, as an indicator of operating performance or as an alternative to cash flow provided by operating activities, in each case, as determined in accordance with IFRS. EBITDA and Adjusted EBITDA, as calculated by us, may not be comparable to similarly titled measures reported by other companies. The table below presents a reconciliation of profit from operations to EBITDA and Adjusted EBITDA for the periods indicated:

For the six-month period ended December 31 (in ARS million)
	2020	2019
Profit for the period	(1,164)	6,611
(Loss) / Profit from discontinued operations	7,120	(10,192)
Interest income	(48)	(144)
Interest expense	3,026	3,722
Income tax	4,004	2,720
Depreciation and amortization	229	318
EBITDA (unaudited)	13,167	3,035
Unrealized net gain from fair value adjustment of investment properties	(1,351)	(5,293)
Barter agreements results	-	(325)
Share of profit of associates and joint ventures	453	1,513
Dividends earned	(20)	(4)
Foreign exchange differences net	28	5,587
(Gain) / loss from derivative financial instruments	314	109
Fair value gains of financial assets and liabilities at fair value through profit or loss	(3,767)	159
Inflation adjustment	(1,171)	(331)
Other financial costs/income	402	104
Adjusted EBITDA (unaudited)	8,055	4,554
Adjusted EBITDA Margin (unaudited)(1)	162.69%	41.72%
(1) Adjusted EBITDA margin is calculated as Adjusted EBITDA, divided by revenue from sales, rents and services.

IRSA Inversiones y Representaciones Sociedad Anónima
Summary as of December 31, 2020

XIX. Brief comment on prospects for the Fiscal Year

The year 2021 is projected as a great challenge for the company. The COVID-19 pandemic, which originated in China and subsequently spread to numerous countries, including Argentina, continues to adversely impact both the global economy and the local economy.

As is public knowledge and was mentioned at the beginning of this informative review, as a consequence of the social, preventive and compulsory lockdown, shopping malls throughout the country were closed since March 20, 2020, leaving open exclusively those stores dedicated to essential activities such as pharmacies, supermarkets and banks. This had a significant impact on the revenues of this segment in the last two quarters and will have it in the next quarter since the company's shopping malls opened 100% in mid-October and are working under rigorous protocols that include social distancing, reduced traffic and hours, access controls, among other safety and hygiene measures. The office segment operated normally during the confinement period

The hotel segment has also been affected by social, preventive and mandatory lockdown from March until the end of 2020 when the company's 3 hotels opened their doors with rigorous protocols. In the month of December 2020 and later, a recovery in hotel occupancy could be evidenced, mainly at our Llao Llao resort, due to the rise in domestic tourism.

Looking ahead to the next quarter, we will continue working on reducing and make the cost structure more efficient, hoping that the activity of shopping malls will evolve in line with the economic recovery. To date, although it is too early to evaluate a performance of the activity, we can perceive a gradual recovery in sales in our shopping malls, although progressive. Regarding hotels, we expect the company's 3 hotels to gradually recover their activity in the coming months and complete it with the regularization of air flows.

The Company’s Board of Directors will continue evaluating financial, economic and / or corporate tools that allow the Company to improve its position in the market in which it operates and to have the necessary liquidity to face its obligations. In the context of this analysis, the indicated tools may be linked to corporate reorganization processes (merger, spin-off or a combination of both), implementation of financial and / or corporate efficiencies in international companies directly or indirectly owned by the Company through reorganization processes, public and / or private disposal of assets that may include real estate as well as negotiable securities owned by the Company, incorporation of shareholders through capital increases through the public offering of shares to raise new capital, issuance of convertible negotiable obligations or subscription options or a combination of these three instruments, repurchase of shares and instruments similar to those described that are useful for the proposed objectives. All this as it was described in the Annual Report of the Company corresponding to the fiscal year ending June 30, 2020.

The Company keeps its commitment to preserve the health and well-being of its clients, employees, tenants and the entire population, constantly reassessing its decisions in accordance with the evolution of events, the regulations that are issued and the guidelines of the competent authorities.

IRSA Inversiones y Representaciones Sociedad Anónima

Date	By:	/s/ Saúl Zang
Name Saúl Zang
Title First Vice-Chairman